
09047503



LION INDUSTRIES CORPORATION BERHAD

A Member of The Lion Group

(415-D)

Laporan Tahunan 2009 Annual Report

CONTENTS

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN THAT the Seventy-Ninth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm for the following purposes:

AGENDA

1. To receive the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2009. **Resolution 1**

2. To approve the payment of a first and final dividend of 1.0% less 25% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM210,000 (2008 : RM208,000). **Resolution 3**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri Asmat bin Kamaludin **Resolution 4**
   Mr Heah Sieu Lay **Resolution 5**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129(6) of the Companies Act, 1965 as ordinary resolutions:

   "THAT pursuant to Section 129(6) of the Companies Act, 1965, Y. A. Bhg. Tun Musa Hitam be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting of the Company." **Resolution 6**

   "THAT pursuant to Section 129(6) of the Companies Act, 1965, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting of the Company." **Resolution 7**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 8**

7. Special Business

   To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

7.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up capital of the Company for the time being and that such authority shall continue to be in force until the conclusion of the next annual general meeting of the Company." **Resolution 9**

7.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

Resolution 10

"THAT approval be and is hereby given for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as set out in paragraph 3.2 of Part A of the Circular to Shareholders of the Company dated 2 November 2009 ("Related Parties") which has been despatched to the shareholders of the Company, provided that such transactions are undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders; and

THAT authority conferred by this ordinary resolution will only continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but must not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders of the Company in general meeting,

whichever is the earlier; and

THAT the Directors of the Company be and are hereby authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

7.3 Proposed Renewal of Authority for Share Buy-Back

Resolution 11

"THAT, subject to the Companies Act, 1965, the provisions of the Articles of Association of the Company, the Bursa Malaysia Securities Berhad ("Bursa Securities") Main Market Listing Requirements, and the approvals of all relevant governmental and/or regulatory authorities, the Company be and is hereby authorised to buy-back such amount of ordinary shares of RM1.00 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that:

(i) the aggregate number of shares bought-back does not exceed 10% of the total issued and paid-up capital of the Company at any point of time; and

(ii) the maximum amount of funds to be allocated for the share buy-back shall not exceed the amount of the retained profits or the share premium of the Company or both

(hereinafter referred to as the "Proposed Share Buy-Back"); and

THAT authority conferred by this ordinary resolution shall commence immediately upon the passing of this resolution and will only continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company, unless by ordinary resolution passed at that meeting, the authority is renewed, either unconditionally or subject to conditions; or

(ii) the expiration of the period within which the next annual general meeting after that date is required by law to be held; or

(iii) revoked or varied by ordinary resolution passed by shareholders of the Company at a general meeting of the Company,

whichever occurs first; and

THAT authority be and is hereby given to the Directors of the Company to decide in their absolute discretion to retain the ordinary shares of RM1.00 each in the Company so purchased by the Company as treasury shares and/or cancel them and to distribute the treasury shares as share dividends and/or resell the treasury shares; and

FURTHER, THAT authority be and is hereby unconditionally and generally given to the Directors of the Company to take all such steps as are necessary or expedient and/or enter into any and all agreements, arrangements and guarantee with any party or parties to implement, finalise and give full effect to the Proposed Share Buy-Back with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities."

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN THAT a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 25 November 2009 in respect of shares exempted from mandatory deposit;

(b) shares transferred into the depositor's securities account before 4.00 pm on 30 November 2009 in respect of transfers; and

(c) shares bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

The dividend, if approved, will be paid on 31 December 2009 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 30 November 2009.

By Order of the Board

WONG PHOOI LIN
Secretary

Kuala Lumpur
2 November 2009

Notes:

1. *Proxy*

   - *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

   - *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

   - *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Circular to Shareholders dated 2 November 2009 ("Circular")*

   Details on the following are set out in the Circular enclosed together with the 2009 Annual Report:

   (i) Part A - Proposed Shareholders' Mandate for Recurrent Related Party Transactions

   (ii) Part B - Proposed Renewal of Authority for Share Buy-Back

3. *Resolution 3*

   It is proposed that the fees for the Chairman of the Audit Committee be increased due to increased duties and responsibilities.

4. *Resolution 9*

   This approval will allow the Company to procure the renewal of the general mandate ("General Mandate") which will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued and paid-up capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

   As at the date of this Notice, no new shares in the Company were issued pursuant to the mandate granted to the Directors at the last Annual General Meeting of the Company held on 27 November 2008 which will lapse at the conclusion of this Annual General Meeting.

   The General Mandate will provide flexibility to the Company for any possible fund raising activities, including but not limited to placing of shares for purposes of funding future investment projects, working capital and/or acquisitions.

5. *Resolution 10*

   This approval will allow the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of Part A of the Circular, which are necessary for the Group's day-to-day operations undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders.

6. *Resolution 11*

   This approval will empower the Directors of the Company to purchase the Company's shares up to 10% of the issued and paid-up capital of the Company at any point of time. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Details of the Directors standing for re-appointment at the Seventy-Ninth Annual General Meeting of the Company are set out in the Directors' Profile on pages 6 to 8 of the 2009 Annual Report.

CORPORATE INFORMATION

Board of Directors	:	Y. A. Bhg. Tun Musa Hitam *(Chairman)* Y. Bhg. Datuk Cheng Yong Kim *(Managing Director)* Y. Bhg. Tan Sri Asmat bin Kamaludin Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin Mr Cheng Yong Liang Mr Heah Sieu Lay Mr Chong Jee Min
Secretary	:	Ms Wong Phooi Lin
Company No.	:	415-D
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage : http://www.lion.com.my/lionind
Share Registrar	:	Secretarial Communications Sdn Bhd Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21648411 Fax No : 03-21623448
Auditors	:	Deloitte KassimChan Level 19, Uptown 1 1 Jalan SS 21/58 Damansara Uptown 47400 Petaling Jaya Selangor Darul Ehsan
Principal Bankers	:	AmBank (M) Berhad EON Bank Berhad Affin Investment Bank Berhad RHB Investment Bank Berhad
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	LIONIND
Bursa Securities Stock No.	:	4235
Reuters Code	:	LLBM.KL
ISIN Code	:	MYL4235OO007

DIRECTORS' PROFILE

Tun Musa Hitam
Independent Non-Executive Chairman

Y. A. Bhg. Tun Musa Hitam, a Malaysian, aged 75, was appointed a Director and Chairman of the Board on 10 August 1995. He is also the Chairman of the Company's Nomination Committee.

Tun Musa Hitam received his Bachelors of Arts degree from the University of Malaya and his Masters degree in International Relations from the University of Sussex, United Kingdom. He has since been awarded various honours, including Honorary Doctorates from the University of Sussex, United Kingdom, the University of Malaya and Universiti Malaysia Sabah, and fellowships from the Malaysian Institute of Management and the Centre for International Affairs, Harvard University, the United States of America.

Tun Musa Hitam had held various posts at international level at various times. Before becoming Malaysia's fifth Deputy Prime Minister and Minister of Home Affairs in 1981, he was Senior Lecturer at the University of Malaya, Chairman of Federal Land Development Authority (FELDA), Deputy Minister of Trade and Industry, Minister of Primary Industries and Minister of Education. Between 1990 and 1991, he was Malaysia's Special Envoy to the United Nations and from 1995 to 2002, the Prime Minister's Special Envoy to the Commonwealth Ministerial Action Group (CMAG). Tun Musa Hitam also led the Malaysian delegation to the United Nations Commission on Human Rights from 1993 to 1998 and was elected Chairman of the 52nd Session of the Commission in 1995. At national level, Tun Musa Hitam had served as the Chairman of Suhakam, the Malaysian National Commission on Human Rights from 2000 to 2002.

Tun Musa Hitam is also the Chairman of United Malayan Land Berhad and Sime Darby Berhad, both public listed companies; the founding Chairman of the CIMB Group's International Advisory Panel, a Joint-Chairman of the Malaysia-China Business Council, the Chairman of the World Islamic Economic Forum, the Chairman of the Eminent Persons Group on the ASEAN Charter, Special Envoy of the Commonwealth Secretary-General to the Maldives, a member of the Advisory Board of the Malaysian "Journal of Diplomacy and Foreign Relations" and the Advisory Panel of the South Johor Economic Region.

Tun Musa Hitam attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Datuk Cheng Yong Kim
Managing Director

Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, aged 59, was appointed the Managing Director of the Company on 16 January 1995. He is also a member of the Company's Remuneration Committee.

Datuk Cheng obtained a Bachelor of Business Administration (Honours) degree from the University of Singapore in 1971. He has more than 30 years of experience in the business operations of The Lion Group encompassing steel, retail, property development, tyre, computer, motor and plantation. For a period of seven years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of the Managing Director of the Company. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng's other directorships in public companies are as follows:

- Managing Director of Lion Diversified Holdings Berhad, a public listed company
- Director of Lion Corporation Berhad, a public listed company
- Director of Silverstone Corporation Berhad and Hy-Line Berhad

Datuk Cheng has a direct shareholding of 2,594,789 ordinary shares of RM1.00 each and an indirect interest in 300,015,455 ordinary shares of RM1.00 each in the Company. He also has an indirect interest in 700,000 ordinary shares of RM1.00 each in the Company by virtue of the options granted to him pursuant to the Company's Executive Share Option Scheme to subscribe for 700,000 shares in the Company. By virtue of his substantial interest in the Company, he is deemed to be interested in the subsidiaries of the Company, both wholly-owned and those set out on page 133 of this Annual Report. He also has interest in certain companies which conduct similar business with the Group in the upstream steel operations and property development sector.

Datuk Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company, and his brother, Mr Cheng Yong Liang, is also a Director of the Company.

Datuk Cheng attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Tan Sri Asmat bin Kamaludin
Independent Non-Executive Director

Y. Bhg. Tan Sri Asmat bin Kamaludin, a Malaysian, aged 65, was appointed to the Board on 26 February 2001. He is the Chairman of the Company's Audit Committee and Remuneration Committee. He is also a member of the Nomination Committee of the Company.

Tan Sri Asmat obtained a Bachelor of Arts (Honours) degree in Economics from the University of Malaya. He also holds a Diploma in European Economic Integration from the University of Amsterdam. He had served in the Ministry of Trade and Industry, now known as the Ministry of International Trade and Industry (MITI) for approximately 35 years. During his tenure in the civil service, Tan Sri Asmat served on the board of various companies and corporations as MITI's representative, including Heavy Industries Corporation of Malaysia (HICOM), Malaysian Technology Development Corporation, Multimedia Development Corporation, Permodalan Nasional Berhad, Perbadanan Usahawan Nasional Berhad, National Productivity Corporation, Malaysia External Trade Development Corporation (MATRADE), Small and Medium Industries Development Corporation (SMIDEC) and Perbadanan Johor. Between 1973 and 1976, he held the position of Senior Economic Counsellor to the European Community in Brussels. Tan Sri Asmat was appointed Secretary-General of MITI in May 1992 and held the position till his retirement in January 2001. He was appointed by MITI in 2008 to represent Malaysia as Governor on the Governing Board of The Economic Research Institute for ASEAN and East Asia (ERIA).

At the international level, Tan Sri Asmat has also served in committees of various international organisations such as the Asia-Pacific Economic Cooperation (APEC), the Association of South East Asian Nations (ASEAN) and the World Trade Organisation (WTO).

His other directorships in public companies are as follows:

- Chairman of UMW Holdings Berhad, Panasonic Manufacturing Malaysia Berhad, SCOMI Group Berhad, Symphony House Berhad, Compugates Holdings Berhad and TASCO Berhad
- Vice Chairman of YTL Cement Berhad
- Director of Malaysian Pacific Industries Berhad, Permodalan Nasional Berhad and The Royal Bank of Scotland Berhad

Save for Permodalan Nasional Berhad and The Royal Bank of Scotland Berhad, all the above companies are public listed companies.

Tan Sri Asmat also serves on the board of the Japan Chamber of Trade and Industry in Malaysia Foundation (JACTIM), a non-profit organisation.

Tan Sri Asmat attended four (4) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Dato' Kamaruddin @ Abas bin Nordin
Non-Independent Non-Executive Director

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin, a Malaysian, aged 71, was appointed to the Board on 20 July 1994. He is also a member of the Company's Nomination Committee, Remuneration Committee and Executive Share Option Scheme Committee.

Dato' Kamaruddin graduated from the University of Canterbury, New Zealand in 1966 with a Master of Arts degree majoring in Economics. He joined the Malaysian civil service upon his graduation and served until his retirement in 1993. During his tenure in the civil service, he held various senior positions, among them as Director, Bumiputra Participation and Industries Divisions in the MITI from 1966 to 1980. Between 1980 and 1990, he held the position of Deputy Secretary-General (Development) in the Ministry of Works. He retired in 1993 where his last position held was the Director-General, Registration Department, Ministry of Home Affairs.

He is also a Director of APM Automotive Holdings Berhad and Tan Chong Motor Holdings Berhad, both public listed companies.

Dato' Kamaruddin has a direct shareholding of 68,800 ordinary shares of RM1.00 each and an indirect interest in 71,200 ordinary shares of RM1.00 each in the Company by virtue of the options granted to him pursuant to the Company's Executive Share Option Scheme to subscribe for 71,200 shares in the Company.

Dato' Kamaruddin attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Cheng Yong Liang
Non-Independent Non-Executive Director

Mr Cheng Yong Liang, a Singaporean, aged 52, was appointed to the Board on 6 April 1994. He is also the Chairman of the Company's Executive Share Option Scheme Committee.

Mr Cheng holds a Diploma in Building from Singapore Polytechnic and a Bachelor of Science degree in Business Administration from the University of San Francisco, the United States of America. Mr Cheng has been with The Lion Group for more than 20 years. He is primarily involved in the Property Division of The Lion Group.

Mr Cheng is also a Director of Syarikat Pekan Baru Kemajuan Berhad, a public company, and has a direct shareholding of 47,880 ordinary shares of RM1.00 each in the Company.

He is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company, and his brother, Y. Bhg. Datuk Cheng Yong Kim, is the Managing Director and a major shareholder of the Company.

Mr Cheng attended five (5) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Heah Sieu Lay
Independent Non-Executive Director

Mr Heah Sieu Lay, a Malaysian, aged 56, was appointed to the Board on 6 June 2001. He is also a member of the Audit Committee of the Company.

Mr Heah received his Bachelor of Arts (Honours) degree in Accountancy from the City of London Polytechnic, London. He is an Associate Member of the Institute of Chartered Accountants in England and Wales.

Mr Heah was the Group Executive Director of The Lion Group responsible for corporate planning and finance from 1998 to November 2006. Prior to joining The Lion Group in 1998, he was the Managing Director of RHB Sakura Merchant Bankers Berhad ("RHB Sakura") (now known as RHB Investment Bank Berhad) and has vast experience in the field of corporate finance after having served RHB Sakura for 15 years.

He is also a Director of Lion Diversified Holdings Berhad, a public listed company.

Mr Heah attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Chong Jee Min
Independent Non-Executive Director

Mr Chong Jee Min, a Malaysian, aged 50, was appointed to the Board on 5 May 2004. He is also a member of the Company's Audit Committee.

Mr Chong graduated from the University of Leeds, England in 1984 with an Honours degree in law. He obtained his Certificate of Legal Practice, Malaya in 1985.

Mr Chong was admitted as an advocate and solicitor at the High Court of Malaya in 1986. He established the firm of J.M. Chong, Vincent Chee & Co in December 1986 and has been practising since, concentrating on banking, property and corporate matters.

Mr Chong is also a Director of Jaks Resources Berhad and Autoair Holdings Berhad, both public listed companies.

Mr Chong attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2009.

Save as disclosed above, none of the Directors has (i) any interest in shares in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interests with the Company; and (iv) any conviction for offences within the past ten (10) years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising and maintaining good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed in ensuring that the highest standard of corporate governance is practised and maintained throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2009 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2009, six (6) Board Meetings were held and each Director attended at least 50% of the total Board Meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, six (6) of whom are non-executive. The current Board composition complies with the Bursa Malaysia Securities Berhad ("Bursa Securities") Main Market Listing Requirements ("Listing Requirements"). The broad range of experience, skills and knowledge of the Directors effectively facilitate the discharge of the Board's stewardship.

Represented on the Board are four (4) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely the Audit Committee, Nomination Committee, Remuneration Committee and Executive Share Option Scheme Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on its behalf whenever required. These committees operate under approved terms of reference or guidelines set out by the Board.

Supply of Information

The Board as a whole and in their individual capacities, have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon and senior management of the Group and external advisers are also invited to attend the Board meetings to provide their professional views, advice and explanation on specific items on the agenda in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and under appropriate circumstances, at the Company's expense.

The Company Secretaries advise the Board on their duties and obligations, and the appropriate requirements, disclosures and procedures to be complied with in relation thereto. The Company Secretaries are also responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skill, experience and competency to be appointed to the Board and Board Committees to ensure the effectiveness of the Board. Newly appointed Directors will be given an orientation programme to familiarise themselves with the Group's operations to better understand the Group's businesses.

The process of assessing the Directors is an on-going responsibility of the Nomination Committee and the Board.

The members and terms of reference of the Nomination Committee are presented on page 18 of this Annual Report.

Re-election of Directors

In accordance with the Articles of Association of the Company, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

Directors' Training

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme.

The Directors are also encouraged to attend various external professional programmes as necessary to keep abreast of issues facing the changing business environment within which the Group operates.

During the financial year, the Directors had participated in seminars, forums, conferences and training programmes on topics/subjects in relation to the steel industry, corporate governance, prospects in various industries, business opportunities, taxation, risk management, financials, banking and current global financial crisis. The Directors had also attended various other forums and seminars organised by Bursa Securities and the Securities Commission.

In addition, the Company arranges site visits for the Directors, whenever necessary, to enhance their understanding of the Group's businesses and have a better awareness of the risks associated with the Group's operations.

The Directors are also updated on a continuing basis by the Company Secretaries on new and/or revised requirements to the Listing Requirements as and when the same were advised by Bursa Securities ("Continuing Updates").

The Board views the aforementioned seminars, forums, conferences and training programmes attended and/or participated by the Directors, and the Continuing Updates provided to the Directors as adequate to enhance the Directors' skills and knowledge to carry out their duties as Directors.

The Board will, on a continuing basis, evaluate and determine the training needs of each Director, particularly on relevant new laws and regulations, and essential practices for effective corporate governance and risk management to enable the Directors to effectively discharge their duties.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 18 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance applicable to Directors' remuneration recommended by the best practices of the Code are deemed appropriately served by the disclosures in the ensuing paragraphs.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2009 are categorised as follows:

	Fees RM'000	Salaries & Other Emoluments RM'000	Total RM'000
Executive Director	20	770	790
Non-executive Directors	190	163	353
	210	933	1,143

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Number of Directors Executive	Number of Directors Non-executive
25,000 & below	–	1
25,001 – 50,000	–	3
50,001 – 100,000	–	1
150,001 – 200,000	–	1
750,001 – 800,000	1	–

3. RELATIONS WITH SHAREHOLDERS AND INVESTORS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with institutional investors, fund managers and analysts. The Group has been practising open discussions with investors/fund managers/analysts upon request. In this regard, information is disseminated with strict adherence to the disclosure requirements of Bursa Securities.

The Company's homepage at www.lion.com.my/lionind provides easy access to corporate information pertaining to the Group and its activities.

The Board has identified the Company Secretaries to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, all of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 14 to 17 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect to the Company's shareholders through the annual financial statements and quarterly announcements. The Board is also responsible in ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to the adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2009, the financial statements presented give a true and fair view of the state of affairs, results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and the provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 13 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies*, the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability
- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority
- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis
- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee
- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control – Self-Assessment Questionnaire on an annual basis
- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee
- Adequate insurance and physical safeguards on major assets are in place to ensure assets of the Group are sufficiently covered
- A Code of Ethics for all employees which defines the ethical standards and conduct at work
- A whistleblower policy established under the Human Resource Policy Manual which defines the rights of informants and also the protections accorded them. The channels of escalation are also documented to encourage and enable concerned parties to report any wrongdoing so that they can be properly addressed

Conclusion

The Board is of the view that the system of internal control in place is generally satisfactory and sufficient to safeguard all stakeholders' interest.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Y. Bhg. Tan Sri Asmat bin Kamaludin
  (Chairman, Independent Non-Executive Director)

  Mr Heah Sieu Lay
  (Independent Non-Executive Director)

  Mr Chong Jee Min
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with Chapter 15 of the Bursa Malaysia Securities Berhad ("Bursa Securities") Main Market Listing Requirements ("Listing Requirements").

- **Secretary**

  The Secretary of Lion Industries Corporation Berhad, Ms Wong Phooi Lin, is also the Secretary of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, all of whom shall be non-executive Directors with a majority of them being independent Directors. The composition of the Audit Committee shall fulfill the requirements as prescribed or approved in the Listing Requirements. The Chairman of the Audit Committee shall be an independent Director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. A majority of independent Directors present shall form a quorum. The Audit Committee shall meet with the external auditors without the executive Board members being present at least twice a year.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.
  (g) the right to be able to meet with the external auditors, internal auditors or both, excluding the attendance of other Directors or employees of the Company, whenever deemed necessary.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final audits, and any matter the auditors may wish to discuss excluding the attendance of other Directors and employees of the Company, whenever deemed necessary.

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions, competency and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit reviews/investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interests situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit function, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of senior internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be directed by the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, six (6) Audit Committee Meetings were held at which full attendance were recorded for all the members.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for its consideration and approval focusing particularly on changes in or implementation of major accounting policies, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programmes, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management's response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control – Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

  (e) Convened meetings with the external auditors without executive Board members and management being present to discuss issues arising from their review.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  Reviewed recurrent related party transactions of a revenue or trading nature on a quarterly basis for compliance under the Shareholders' Mandate.

- **Allocation of Share Options**

  Verified the allocation of options pursuant to the Executive Share Option Scheme of the Company.

INTERNAL AUDIT FUNCTION

The internal audit function is undertaken by the Group Management Audit Department. Its principal activity is to perform regular and systematic reviews of the system of internal controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively.

The purpose, authority and responsibility of the internal audit function as well as the nature of the assurance activities provided by the function are articulated in the internal audit charter.

In discharging its function, the Group Management Audit Department adopts the *International Standards for the Professional Practice of Internal Auditing* as well as established auditing guidelines to enhance its competency and proficiency.

A risk-based audit plan is tabled to the Audit Committee for approval on an annual basis. The audit plan covers key operational and financial activities that are significant to the overall performance of the Group and is developed to ensure adequate coverage on a regular basis. Key risk areas are continuously identified and prioritised to ascertain the scope of the audit activities through the adoption by the operation management of the Internal Control – Self-Assessment Questionnaire and the Strategic Corporate Risk Management Scorecard.

During the financial year, the internal auditors had conducted independent reviews and evaluated risk exposures relating to the Group's governance, operations and information system as follows:

- Reliability and integrity of financial and operational information
- Effectiveness and efficiency of operations
- Safeguarding of assets
- Compliance with set policies and procedures
- Identification of opportunities to improve the operations and processes
- Investigations and special audit reviews

The internal auditors also established follow-up review to monitor and to ensure that internal audit recommendations are effectively implemented.

The internal audit activities have been carried out according to the internal audit plan approved by the Audit Committee for the financial year.

The total cost incurred in managing the Group internal audit function for the financial year was RM397,000.

NOMINATION COMMITTEE

Chairman : Y. A. Bhg. Tun Musa Hitam
(Independent Non-Executive Director)

Members : Y. Bhg. Tan Sri Asmat bin Kamaludin
(Independent Non-Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Lion Industries Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any Director or shareholder
- To recommend to the Board, Directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which non-executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual Director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Asmat bin Kamaludin
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, the remuneration of the executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2005 RM'000	2006 RM'000	2007 RM'000	2008 RM'000	2009 RM'000
Revenue	3,965,156	3,223,933	4,792,788	6,940,157	**4,419,256**
Profit/(Loss) before taxation	383,109	(146,462)	271,756	893,550	**(374,767)**
Profit/(Loss) after taxation	335,226	(33,265)	199,914	842,093	**(242,778)**
Dividends:					
Rate (%)	1.0	0.5	1.0	1.0	**1.0**
Amount (net of tax)	5,018	2,510	5,182	5,346	**5,347**
Total assets employed	5,894,143	5,604,075	5,652,863	5,720,599	**5,275,657**
Net assets	2,277,988	2,009,824	2,142,242	3,019,623	**2,695,548**
	Sen	**Sen**	**Sen**	**Sen**	**Sen**
Net assets per share	327	288	304	424	**378**
Earnings/(Loss) per share	47.6	(1.5)	30.4	119.0	**(39.0)**


Revenue RM Million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
2008
2009


Total Assets Employed RM Million
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
2008
2009


Net Assets RM Million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
2008
2009


Net Assets Per Share Sen
500
400
300
200
100
0
2005
2006
2007
2008
2009

THE GROUP'S BUSINESSES



- The Hot Briquetted Iron (HBI) plant (left) operated by Antara Steel Mills Sdn Bhd in Labuan, with a close-up of the finished product (inset).
- *Kilang besi briket panas (HBI) (kiri) dikendalikan oleh Antara Steel Mills Sdn Bhd di Labuan, (gambar kecil) HBI dari jarak dekat.*



- Amsteel Mills Sdn Bhd, Banting produces billets, bars and wire rods for specialised applications.
- *Amsteel Mills Sdn Bhd, Banting menghasilkan billet, bar dan rod wayar untuk aplikasi khusus.*



- Artist's impression of M-Walk@Pelangi Avenue, a shopping and eateries haven being developed at Jalan Meru, Klang.
- *Gambaran artis M-Walk@Pelangi Avenue pusat membeli-belah dan menjamu selera yang dimajukan di Jalan Meru, Klang.*


SPARX
BATTERY
IRIDIUM
IRC TIRE
WINGS SERIES
No.1 in Japan
Industrial Lubricants
HI-REV

- Latest products from Posim Petroleum Marketing Sdn Bhd which distributes petroleum-based products and automotive components.
- *Produk terkini daripada Posim Petroleum Marketing Sdn Bhd yang mengedarkan produk berasaskan petroleum dan komponen automotif.*

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit bagi Lion Industries Corporation Berhad ("LICB" atau "Kumpulan") bagi tahun kewangan berakhir pada 30 Jun 2009.

PRESTASI KEWANGAN

Setelah mencatatkan prestasi cemerlang pada tahun 2008, Kumpulan memasuki tahun kewangan yang baru dengan menghadapi cabaran-cabaran hebat apabila ekonomi sejagat mengalami kemelesetan paling teruk dan terburuk dalam dekad ini disebabkan oleh krisis pinjaman sub-prima di Amerika Syarikat. Kemelut kewangan yang melanda ekonomi negara-negara utama yang belum pernah berlaku sebelum ini telah menyebabkan kemelesetan teruk sejagat. Pengeluaran industri, harga komoditi dan perniagaan barangan dagangan jatuh menjunam pada akhir tahun 2008 sebelum menjadi semakin merudum pada awal tahun 2009 di dalam ekonomi negara-negara maju dan membangun apabila inventori mula meningkat dengan pesat sedangkan permintaan semakin merosot.

Ekonomi Malaysia tidak terkecuali daripada kesan krisis ekonomi sejagat apabila pengeluaran perindustrian dan eksport jatuh menjunam. Keluaran Dalam Negara Kasar ("KDNK") masing-masing merosot sebanyak 6.2% dan 3.9% dalam suku pertama dan kedua tahun 2009. Ketika persekitaran ekonomi antarabangsa menjadi jauh lebih buruk daripada yang dijangkakan, Kerajaan Malaysia telah membuat semakan menurun unjuran KDNK bagi tempoh setahun penuh 2009 yang menguncup iaitu pada kadar 4% hingga 5%.

Kemelesetan ekonomi dunia yang mengejut dan mendadak telah menjejaskan Kumpulan dengan ketara. Perniagaan utama Kumpulan, pembuatan besi keluli menerima kesan paling teruk dengan kejatuhan yang besar dalam harga jualan dan permintaan. Pelbagai inisiatif telah diambil bagi membolehkan Kumpulan menghadapi cabaran-cabaran ini termasuk mengurangkan had pengeluaran dan inventori. Selari dengan kemerosotan harga besi, Kumpulan telah mengurangkan nilai inventorinya sebanyak RM472 juta.

Sementara itu, anak syarikat tersenarai milik kita, Lion Forest Industries Berhad ("LFIB"), telah berjaya menyelesaikan pengambilan alih Silverstone Corporation Berhad ("SCB"), dan memperoleh keuntungan berjumlah RM138 juta hasil dalam pembelian itu. Perniagaan pembuatan tayar tempatan SCB telah mencatatkan hasil yang membanggakan dan memberikan sumbangan positif kepada perolehan Kumpulan.

Kumpulan secara keseluruhannya, merekodkan hasil perolehan yang rendah berjumlah RM4.4 bilion, menyusut 36% berbanding tahun sebelumnya dan mengalami kerugian bersih berjumlah RM243 juta bagi tahun kewangan ini.

PERKEMBANGAN KORPORAT

Pada 28 November 2008, LFIB, anak syarikat tersenarai pegangan 73% kepentingan, telah menyempurnakan pemerolehan saham biasa dan saham keutamaan boleh ubah terkumpul boleh tebus dalam SCB melalui tawaran pengambilan alih bersyarat berikutan terbitan dan peruntukan 19,931,861 saham baru LFIB kepada para pemegang yang bersetuju menerimanya. Berikutan itu, SCB menjadi anak syarikat Kumpulan melalui pegangan 84.16% kepentingan.

Pada 11 September 2009, LFIB mengumumkan bahawa Mahkamah Persekutuan pada tarikh yang sama, telah menolak rayuan Sabah Forest Industries Sdn Bhd ("SFI") dengan kos ("Penghakiman") dan seterusnya memerintahkan kes itu dipindahkan ke Mahkamah Tinggi Kota Kinabalu untuk dibuat penilaian ganti rugi yang perlu dibayar oleh SFI. Berikutan itu, SFI telah mengarahkan para peguamnya untuk mengemukakan permohonan semakan semula penghakiman di bawah Peraturan 137 Peraturan-peraturan Mahkamah Persekutuan 1995.

Maklumat penuh bagi perkembangan di atas dinyatakan dalam muka surat 29 dan 30 dalam Laporan Tahunan ini.

DIVIDEN

Lembaga Pengarah dengan sukacitanya mencadangkan dividen pertama dan terakhir sebanyak 1.0% atau 1.0 sen sesaham (2008: 1.0% atau 1.0 sen sesaham), ditolak 25% cukai pendapatan (2008: 25%). Jumlah dividen bersih yang dibayar, jika diluluskan pada Mesyuarat Agung Tahunan, adalah sebanyak RM5.3 juta (2008: RM5.3 juta).

TANGGUNGJAWAB SOSIAL KORPORAT

Kami mengiktiraf pentingnya Tanggungjawab Sosial Korporat (CSR) sebagai sebahagian daripada perniagaan dan telah menerapkan rangka kerja CSR dalam pelan perniagaan kami untuk meningkatkan keyakinan pemegang kepentingan, akauntabiliti dan ketelusan. CSR merupakan satu komponen penting dalam amalan perniagaan yang baik dalam menambah baik masyarakat dan alam sekitar.

Masyarakat

Dalam mengendalikan kegiatan perniagaan, Kumpulan sentiasa menyedari tanggungjawabnya sebagai warga korporat dengan memberikan sumbangan kepada masyarakat selain berusaha meningkatkan pendapatan dan juga nilai para pemegang saham. Kumpulan menumpukan usaha membantu masyarakat menerusi bidang pendidikan dan penjagaan kesihatan melalui dua buah yayasan yang ditubuhkan oleh Syarikat-syarikat Kumpulan Lion yang mana Kumpulan merupakan salah satu ahlinya.

Yayasan Lion-Parkson menyalurkan dana bagi keperluan pendidikan dan kebajikan; dan setiap tahun memberikan biasiswa dan pinjaman pendidikan tanpa faedah kepada mahasiswa di universiti tempatan. Tabung Bantuan Perubatan Kumpulan Lion menyediakan bantuan kewangan kepada rakyat Malaysia yang memerlukan rawatan perubatan termasuk pembedahan, pembelian peralatan atau ubat-ubatan. Tabung ini juga menaja program kesihatan masyarakat seperti kem perubatan dan pembelian mesin-mesin dialisis bagi Pusat-pusat Dialisis dalam menawarkan subsidi rawatan kepada golongan kurang bernasib baik.

Kumpulan juga membantu masyarakat dalam usaha pengumpulan dana dan pungutan derma serta menyumbang kepada rayuan mangsa bencana di dalam dan luar negara.

Alam Sekitar

Sejajar dengan pembangunan teknologi dan industri. Kumpulan sentiasa berusaha mendukung keprihatinannya terhadap alam sekitar melalui pematuhan ketat operasi terhadap undang-undang dan peraturan-peraturan alam sekitar mengikut industri yang diceburinya. Dengan meningkatnya permintaan terhadap bahan api dan juga sumber asli lain, Kumpulan turut mengenal pasti sumber bahan api lain seperti gas asli dan beralih kepada teknologi baru yang lebih mesra alam bagi operasi perniagaan kami.

Kumpulan mematuhi peraturan keselamatan, kesihatan dan alam sekitar (SHE) dengan mengamalkan pendekatan sistematik yang diperkukuhkan melalui latihan dan pemantauan secara tetap untuk memastikan keselamatan dan kesejahteraan para pekerja kami.

PROSPEK

Petunjuk-petunjuk ekonomi makro yang terbaru di seluruh dunia memperlihatkan tanda-tanda pemulihan ekonomi berikutan kesan daripada perlaksanaan pakej-pakej rangsangan secara besar-besaran oleh kerajaan-kerajaan negara dunia mulai dirasai. Oleh itu, persekitaran operasi perniagaan Kumpulan di dalam dan luar negara akan bertambah baik dan Kumpulan menjangkakan hasil keputusan yang lebih baik pada tahun kewangan akan datang.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin melahirkan setinggi-tinggi penghargaan kepada semua pemegang saham yang dihargai, pelanggan, pembiaya-pembiaya, rakan-rakan perniagaan dan pelbagai pihak berkuasa kerajaan dan pengawal selia di atas sokongan dan keyakinan yang berterusan terhadap Kumpulan sepanjang tempoh yang mencabar ini.

Saya juga ingin menyatakan penghargaan tulus ikhlas dan rasa terhutang budi kepada rakan-rakan Pengarah atas bimbingan, dedikasi dan sumbangan mereka yang tidak ternilai.

Akhir sekali, saya mengucapkan rasa terima kasih yang penuh ikhlas kepada pihak pengurusan dan kakitangan atas sikap dedikasi dan komitmen mereka kepada Kumpulan.

TUN MUSA HITAM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors ("Board"), I hereby present the Annual Report and Audited Financial Statements of Lion Industries Corporation Berhad ("LICB" or "the Group") for the financial year ended 30 June 2009.

FINANCIAL PERFORMANCE

After achieving an excellent performance in 2008, the Group entered the new financial year faced with greater challenges, as the global economy experienced its deepest and most severe downturn in decades in the wake of the sub-prime mortgage crisis in the United States of America. The unprecedented financial meltdown of major economies had brought the global economy into a severe recession. Industrial production, commodities prices and merchandise trade plummeted in the end of year 2008 and continued to fall rapidly in early 2009 across both advanced and emerging economies as inventories started to build up rapidly against a scenario of plunging demand.

The Malaysian economy was not spared the effects of the global economic crisis and experienced a steep decline in both its exports and industrial production. The country's Gross Domestic Product ("GDP") plunged to a negative growth of 6.2% and 3.9% in the first and second quarter of 2009 respectively. As the international economic environment was far worse than expected, the Malaysian Government revised downwards the estimated GDP for the whole of 2009 to a negative growth of between 4% to 5%.

The sudden and dramatic global economic downturn had adversely affected the Group. The Group's core steelmaking business was impacted the most with a steep fall in selling prices and demand. Various initiatives had been taken to enable the Group to meet the rising challenges amongst which was the reduction in production and inventories level. In line with the deterioration in steel prices, the Group had written down its inventories by RM472 million.

Meanwhile, Lion Forest Industries Berhad ("LFIB"), our listed subsidiary, completed its take-over exercise of Silverstone Corporation Berhad ("SCB"), and recorded a gain of RM138 million arising from the negative goodwill on acquisition. The local tyre manufacturing business of SCB posted a set of commendable results and delivered a positive contribution to the Group's earnings.

Overall, the Group recorded a lower revenue of RM4.4 billion, registering a contraction of 36% from the preceding year and a net loss of RM243 million for the year under review.

CORPORATE DEVELOPMENTS

On 28 November 2008, LFIB, a 73% owned listed subsidiary company, completed the acquisition of ordinary shares and redeemable cumulative convertible preference shares in SCB via a conditional take-over offer, following the issue and allotment of 19,931,861 new LFIB Shares to the accepting holders. Consequent thereupon, SCB became an 84.16% owned subsidiary of LFIB.

On 11 September 2009, LFIB announced that the Federal Court had on the same date dismissed Sabah Forest Industries Sdn Bhd's ("SFI") appeal with costs ("Judgement") and further ruled that the case be transferred to the High Court of Kota Kinabalu for assessment of damages payable by SFI. Following therefrom, SFI had instructed its solicitors to submit an application for review of the Judgement under Rule 137 of the Rules to the Federal Court 1995.

Full details of the above are set out on pages 29 and 30 of this Annual Report.

DIVIDEND

The Board of Directors is pleased to recommend a first and final dividend of 1.0% or 1.0 sen per share (2008: 1.0% or 1.0 sen per share), less 25% income tax (2008: 25%). Total net dividend payable, if approved at the Annual General Meeting, will amount to RM5.3 million (2008: RM5.3 million).

CORPORATE SOCIAL RESPONSIBILITY

We recognise the importance of Corporate Social Responsibility (CSR) as an integral part of business and incorporating a CSR framework into our business plan to enhance stakeholder confidence, accountability and transparency. CSR is an important component of good business practice aimed at improving society and the environment.

Society

In carrying out its business activities, the Group is mindful of its responsibilities as a corporate citizen, in contributing to society while enhancing the bottom-line and shareholders' value. The Group is focused on assisting the community through education and medical care via the two Foundations established by the Lion Group of Companies of which the Group is a member.

The Lion-Parkson Foundation disburses funds for education and charitable needs; and every year, awards scholarships and interest-free education loans to undergraduates in the local universities. The Lion Group Medical Assistance Fund provides financial assistance to needy Malaysians who require medical treatment including surgery, purchase of equipment and medication. The Fund also sponsors community health programmes such as medical camps and the purchase of dialysis machines for Dialysis Centres providing subsidised treatment to the less fortunate.

The Group also supports the community by contributing to fundraising and donation drives and responding to the plight of disaster victims locally and elsewhere.

Environment

In keeping abreast with technology and industry developments, the Group seeks to uphold environmental concerns through strict compliance of its operations with the environmental laws and regulations governing the industries in which it operates. In the face of increasing demand for energy and other natural resources, the Group is also identifying alternative sources of energy such as natural gas, and opting for new technologies that are environmentally friendly, for our business operations.

The Group subscribes to the safety, health and environment regulations with a systematic approach reinforced by constant training and monitoring to ensure the safety and well-being of our employees.

PROSPECTS

Recent macro-economic indicators around the world are showing signs of economic recovery as the effects of the implementation of massive stimulus packages by Governments of various countries begin to be felt. As such, the operating environment for the Group's businesses in both the domestic and overseas markets is envisaged to improve and the Group is expected to record better results in the next financial year.

ACKNOWLEDGEMENT

On behalf of the Board, I wish to express our deepest appreciation to all our valued shareholders, customers, financiers, business associates and the various governmental and regulatory authorities for their continued support and confidence in the Group throughout these challenging times.

I would also like to convey my sincere appreciation and gratitude to my fellow Directors for their invaluable guidance, dedication and contributions.

Last but not least, I sincerely thank the management and staff for their dedication and commitment to the Group.

TUN MUSA HITAM
Chairman

主席报告

我谨代表董事部，提呈截至2009年6月30日的会计年度，金狮工业机构有限公司（Lion Industries Corporation Berhad）的常年报告及经审核财务报告。

业绩

本集团在2008年取得杰出表现，惟一踏入新的会计年度即面对更大的挑战，因为美国次级抵押贷款危机造成全球经济坠入数十年来最严重的衰退期。这场在主要经济体发生的金融风暴可说前所未见，造成全球经济严重衰退。不论先进国或是新兴经济体，工业生产、原产品价格与商品贸易都在2008年尾开始大跌，并在2009年初继续迅速滑跌，存货也在需求惨跌的情况下快速囤积。

马来西亚经济无法幸免受到全球经济危机的影响，不论出口与工业生产皆大跌。国内生产总值在2009年首两季分别为负成长6.2%与3.9%。鉴于国际经济环境比想像中更糟糕，马来西亚政府下调2009年全年的国内生产总值成长预测至负4%至5%之间。

全球经济衰退来得突然和激烈，对本集团造成不利影响。本集团的核心钢铁业务遭受最严重的影响，产品售价与需求皆大跌，本集团采取了各种措施来应付增大的挑战，包括减少生产与存货。由于钢铁价格的恶化，本集团注销高达4亿7千200万令吉的存货。

另一方面，本集团的上市子公司金狮森林工业有限公司（Lion Forest Industries Berhad，简称“金狮森林工业”）已完成收购银石盾机构有限公司（Silverstone Corporation Berhad，简称“银石盾机构”）的计划，在收购方面取得了1亿3千800万令吉的盈利。银石盾机构的本地轮胎制造业务表现不俗，对集团收益做出积极贡献。

整体上，本集团在检讨年度内取得较低的收入，达44亿令吉，比之前一年减少36%，并蒙受2亿4千300万令吉的净亏损。

企业发展

在2008年11月28日，本集团的73%上市子公司金狮森林工业通过有条件接管献议方式，发出与分配1千993万1千861新股给接受献议的股东，完成对银石盾机构的普通股及可赎回累积可转换优先股的收购。自此，银石盾机构成为金狮森林工业拥有84.16%股权的子公司。

在2009年9月11日，金狮森林工业宣布，联邦法院在同日驳回沙巴森林工业私人有限公司（Sabah Forest Industries Sdn Bhd，简称“SFI”）的上诉，必须自负堂费（“判决”），并进一步下令将此案转移至亚庇高等法庭确定SFI应付的损失。因此，SFI已指示律师，援引1995年联邦法院条规137条文，提呈判决检讨申请。

以上详情列在本常年报告的第29和30页。

股息

董事部欣然建议，发出第一次兼最终股息1.0%或每股1仙的股息（2008：1.0%或每股1仙的股息）必须扣除25%所得税（2008年：25%）。如果在即将召开的常年股东大会上获得批准，净股息总额为530万令吉（2008年：530万令吉）。

企业社会责任

我们认同企业社会责任的重要性并把它视为公司治理框架中不可或缺的一部分，以加强利益相关者的信心、责任感和透明度。企业社会责任是良好营商手法不可或缺的一部分，目的是要改善社会服务和环境发展。

社会

本集团在展开商业活动时，深切了解到作为企业公民的责任，在提高利润和股东企业价值的同时，也要回馈社会。作为金狮集团成立的两项基金的成员，本集团着重于通过这两项基金，以教育和医疗服务来回馈社会。

金狮百盛基金（Lion-Parkson Foundation）拨款供作教育与慈善用途；每年都提供奖学金和免息教育贷款给在本地大学深造的在籍大学本科生。金狮集团医药援助基金则为迫切需要医疗的马来西亚人提供财务援助，包括手术、购置器仪和药物。这项基金也赞助社区保健计划如医疗营，并且为那些向不幸社群提供津贴治疗服务的洗肾中心添购洗肾机器。

本集团也通过筹款及捐款活动为社会做出贡献，同时也援助本地及其他地方的灾难受害者。

环境

在跟上科技和工业发展之际，本集团也同时关心环境保护，业务运作完全严格遵守其所在领域的环境法律及条例管制。面对能源及天然资源的需求日益增加，我们也为业务运作鉴定替代能源，如天然气，并且选择具环保作用的新技术。

本集团有系统地通过定期培训和有效的监管，来落实安全、卫生及环保条例，以确保员工的安全和福利获得照顾。

展望

近期的全球宏观经济指标展示了经济复苏的迹象，各国政府所推行的庞大经济配套开始奏效。因此，本集团在国内外市场的业务运作环境将改善，而集团料将在下个会计年度内取得更佳业绩表现。

鸣谢

我谨代表董事部，衷心感谢珍贵的股东、顾客、银行机构、商业伙伴及各政府与执法机构，在具挑战的时候继续给予本集团支持与信心。

我也要感谢董事部成员，感谢他们所给予的珍贵指导、献身与贡献。

最后，我真诚地感谢管理层和全体职员对集团尽忠职守和为工作献身的精神。

主席
TUN MUSA HITAM

REVIEW OF OPERATIONS

Note: *"Profit or loss before interests, share of associates and taxation" is hereinafter referred to as "profit" or "loss"*

Steel		
	2009 RM Million	**2008 RM Million**
Revenue	**3,791**	6,532
Profit/(Loss)	**(490)**	971

Product	**Annual Rated Capacity (Million Metric Tons)**
HBI	0.9
Billets/Molten Steel	3.1
Steel Bars and Wire Rods	2.4

Our steel business, which is the core business of the Group, witnessed an exceptionally difficult year, and its performance was affected by the drastic slowdown in the world economy. International steel prices rose to a new high in July 2008 but plummeted by approximately 70% in November 2008. The operating environment for the steel industry has been gloomy since then with steel demand dropping drastically due to uncertainties on the duration of the recession. Various initiatives had been taken in this challenging time. Lowering production level and de-stocking were the two initiatives taken by our operations to bring inventories and operating levels to prevailing steel demand and to maintain a healthy liquidity position. In line with the deterioration in steel prices, our operations wrote down inventories by RM472 million during the financial year under review.

Hot Briquetted Iron ("HBI")

In 2008, our HBI plant in Labuan benefited from the steep increase in selling prices and strong demand for HBI. The situation in 2009 was in total contrast as the severe global economic downturn caused selling prices to tumble to new lows. Our HBI operation was adversely affected as most of the HBI were for the export market. The steep decline in the international scrap prices and sluggish demand resulted in our HBI operation recording a much lower revenue for the financial year under review. Nonetheless, our HBI operation posted a profit of RM174 million which was however, significantly lower as compared to a profit of RM419 million a year ago.

With iron ore pellet being the feedstock for HBI, the 48.3% reduction in the annual iron ore pellets price concluded in June 2009 will augur well for our HBI operation.

Long Products (Billets, Molten Steel, Steel Bars & Wire Rods)

In the first half of the financial year, buying sentiments was weak due to the economic meltdown and also in anticipation of further price decline. However, the rate of decline began to ease towards the end of the financial year. Having operated under an uncertain economic cycle, our long products operations posted a combined revenue of RM3.21 billion, registering a contraction of 41% from RM5.42 billion in 2008.

Tyre		
	2009 RM Million	**2008 RM Million**
Revenue	**330**	103
Profit/(Loss)	**5**	(26)

Location	**Annual Rated Capacity (Million pieces)**
Malaysia	3.0
China	0.3

Malaysia

Upon the successful completion of the acquisition of SCB, the Group consolidated 7 months' performance of Silverstone Berhad ("Silverstone"), which undertakes our tyre manufacturing and distribution operations based in Taiping.

Prices of natural rubber, the main raw material component, dropped substantially from RM10 per kg to RM5.21 per kg in January 2009. As a result, most tyre manufacturers were caught with stocks acquired at a high cost and were unable to off-load these stocks due to the falling demand. Silverstone was the exception as our prudent procurement practice had enabled us to benefit from the steep drop in rubber prices. Margins were considerably higher towards the last quarter of the financial year as a result of the lower raw material cost.

Silverstone also carried out aggressive cost reduction and austerity drive programmes, which resulted in additional savings and reduced the raw material stock balance without any impact on the volume of production.

With the stabilisation of international rubber prices and the recovery in the local economy as the Government's stimulus packages take hold, we expect Silverstone to achieve another set of satisfactory results next year.

China

The massive stimulus packages implemented by the Chinese Government has to a large degree cushioned the impact of the steep drop in international demand for tyres. Incentives announced for the development of the construction industry, industrial activities and motor vehicle sector together with the iron ore and coal mining industry has spurred domestic consumption and economic growth.

For the year under review, revenue of our tyre operations in China was marginally lower at RMB213 million as against RMB218 million last year. The satisfactory performance was achieved on the back of a 25% increase in domestic sales with further market penetration to territories of more remote provinces and gaining greater customer acceptance for consistent product quality and excellence. As China is expected to recover at a faster pace from the slowdown in its economic growth, the expected turnaround augurs well for the future of our tyre operations in China.

Property Development

	2009 RM Million	2008 RM Million
Revenue	**30**	16
Profit	**6**	9

All 58 strata retail units in the M-Walk@Pelangi Avenue development project, located at Jalan Meru, Klang, had been fully sold-off during the financial year. Being the first of its kind in Klang, M-Walk@Pelangi Avenue was conceived as a purpose-designed shopping and eateries haven which enjoys dual business exposure.

The joint-venture with the Eastern & Oriental Group, named St Mary Residences CBD, comprising a mixed integrated development project which includes 3 blocks of 28-storey serviced apartments, and retail, food and beverage theme outlets is located at the site of the former St Mary's School in the Kuala Lumpur Central Business District. A soft launch was held for the East Tower which has 169 apartments and 6 penthouse units in June of this year. The official launch of the project is targeted by end of 2009 and it is expected to be completed by 2012. The project is anticipated to contribute positively to the Group's earnings in the coming years.

Building Materials

	2009 RM Million	2008 RM Million
Revenue	**195**	223
Profit	**1**	4

Despite the Government's various stimulus packages in pump-priming the economy, the construction sector recorded declining growth in the last three quarters. Consequently, our building materials distribution business, which is dependent on the construction and property sectors, also suffered a contraction in its revenue.

The weak sentiments and the shrinking property sector have now compelled new and small distributors/traders of building materials to turn to 'survival mode' and compete aggressively to remain sustainable. Their actions have spread and eroded profit margins amongst the bigger and nationwide distributors, and sometimes, dragged manufacturers into undesirable price war situations.

Prices of key building materials like steel bars fell more than 40% from its high of RM4,100 per tonne. It is anticipated that when building materials prices reduce, the benefit of lower prices in the construction supply chain could ultimately be transferred to the end-users. Subsequently, developers could pick-up and restart projects to help stimulate the construction industry.

The stimulus packages announced by the Government are expected to kick-in and boost economic recovery. Given the tough challenges ahead, an effective dissemination of the status of these stimulus projects will bear a significant and meaningful impact on the construction sector, and hence, on the building materials distribution operations this Division is involved in.

Automotive Lubricants

	2009 RM Million	2008 RM Million
Revenue	**59**	64
Profit	**5**	10

In a year in which businesses confronted extraordinary economic challenges, our automotive lubricants operations had performed moderately sustained by a strong customer network. Our customers' confidence in us as business partners had enabled us to focus on areas of innovative marketing and distribution infrastructure that would benefit customers and our operations in the longer term.

Some key areas that we continued to build on are directed towards extended learning for our dealers and workshops, to enable them to excel in the automotive service industry. We believe that by facilitating our partners with functional knowledge and expertise, whether through programmes or making available workshop equipment and useful diagnostic tools, their business strengths will be enhanced *vis-a-vis* their competitors, and in turn, our business partnerships with them will yield greater achievements together.

During the year, we encountered severe decline in sales demand and rising price competition. Thus, we implemented various counter-measures to reinforce our business in all regions, and ward off competitors in the more volatile business areas. Although we were unable to pass-on low margin product costs to our customers, we depended on the other products to achieve profitability in our business. Internally, we focused on productivity across the production and distribution channel by directing resources to higher value opportunities. Through systematic scheduling, material planning and enabling small batch production, we strove to maximise throughput to produce a sustainable product range.

Modern technologies and innovation in vehicles will drive the demand for our products. Improved engine technology, the invention of hybrid technology and fuel cell hydrogen application in vehicles are expected to lessen the demand for lubricant oil, either through extended drain interval or reduced consumption. In this regard, our automotive lubricants operations will seek opportunities for product expansion relevant to the progressive automotive industry.

FINANCIAL STATEMENTS

2009

For The Financial Year Ended 30 June 2009

DIRECTORS' REPORT

The Directors of **LION INDUSTRIES CORPORATION BERHAD** hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2009.

PRINCIPAL ACTIVITIES

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 49 to the financial statements.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year other than as disclosed under Significant Corporate Events.

SIGNIFICANT CORPORATE EVENTS

1. In relation to the proposed acquisition by the Lion Forest Industries Berhad ("LFIB") (a 73% owned subsidiary company of the Group) Group of the USD debts issued by AMB Harta (L) Limited, a wholly-owned subsidiary company of Silverstone Corporation Berhad ("SCB") ("USD Debts"), and the RM bonds ("SCB Bonds") and redeemable cumulative convertible preference shares of RM0.01 each issued at a premium of RM0.99 by SCB ("RCCPS") with an aggregate nominal amount of approximately RM515.20 million of which up to approximately RM229.97 million will be funded by the proceeds from the disposal by LFIB of its entire 97.78% shareholding in Sabah Forest Industries Sdn Bhd, the utilisation of which had been approved by the Securities Commission on 14 March 2008:

   (a) Gama Harta Sdn Bhd and Jadeford International Limited ("Jadeford"), both wholly-owned subsidiary companies of LFIB, had on 30 November 2007 entred into a conditional sale and purchase agreement with Amsteel Mills Sdn Bhd ("AMSB") (a 99% owned subsidiary company of the Company), for the acquisition from AMSB, of SCB Bonds with an aggregate nominal value of approximately RM117.63 million and 6,699,994 RCCPS for an aggregate cash consideration of up to approximately RM51.15 million ("Proposed AMSB Debt Acquisition").

   (b) Jadeford had on 30 November 2007 entered into a call option agreement with Raiffeisen Zentralbank Osterreich AG, Singapore Branch ("RZB") for the proposed acquisition from RZB, of USD Debts with an aggregate nominal value of approximately USD17.37 million (approximately RM58.57 million), and 3,000,818 RCCPS for an aggregate cash consideration of up to approximately USD8.69 million (approximately RM29.30 million) ("Proposed RZB Debt Acquisition").

   (c) Parties to the agreements in relation to the Proposed AMSB Debt Acquisition and the Proposed RZB Debt Acquisition had on 8 August 2008 mutually agreed to exclude the acquisition by Jadeford of the 6,699,994 RCCPS from AMSB and 3,000,818 RCCPS from RZB, from the respective agreements and had accordingly varied the consideration therefor and excluded Jadeford as a party to the Proposed AMSB Debt Acquisition.

   (d) As at 30 June 2009, the LFIB Group had acquired 64.58% USD Debts (excluding those under the Proposed RZB Debt Acquisition), 91.84% SCB Bonds and 55.28% RCCPS in issue.

   The Proposed AMSB Debt Acquisition was completed on 4 December 2008 while the Proposed RZB Debt Acquisition is pending completion.

2. LFIB had on 28 November 2008 completed the conditional take-over offer ("Offer") to acquire:

   (a) the remaining 339,878,875 ordinary shares of RM1.00 each fully paid in SCB ("SCB Shares") not already held by LFIB, representing approximately 99.95% of SCB's existing issued and paid-up ordinary share capital, and all the new SCB Shares that may be issued and allotted prior to the closing date of the Offer pursuant to the conversion of any remaining RCCPS (collectively the "Offer Shares"), to be satisfied by the issue and allotment of 1 new ordinary share of RM1.00 each in LFIB ("LFIB Share") at an issue price of RM1.00 each ("Issue Price") for every 15 existing Offer Shares held, or an aggregate of up to 24,393,608 new LFIB Shares; and

   (b) the remaining 28,627,764 RCCPS not already held by Jadeford, representing approximately 93.63% of the existing RCCPS in issue ("Offer RCCPS"), to be satisfied by the issue and allotment of 2 new LFIB Shares at the Issue Price for every 33 existing Offer RCCPS held, or an aggregate of up to 1,735,016 new LFIB Shares.

   On the completion of the Offer, LFIB issued and allotted 19,931,861 new LFIB Shares at the Issue Price to the accepting holders of SCB as consideration for 286,006,287 SCB Shares and 14,279,049 RCCPS acquired via the Offer, resulting in LFIB holding 84.16% equity interest in SCB.

SUBSEQUENT CORPORATE EVENT

As part of the terms for the disposal of LFIB's entire 97.78% equity interest in Sabah Forest Industries Sdn Bhd ("SFI") in 2007, LFIB agreed to indemnify SFI and the purchasers of SFI in full for all losses, damages, liabilities, claims, costs and expenses which SFI and the purchasers may incur or sustain as a result of or arising from litigation claims where the cause of action arose prior to the completion of the disposal of SFI.

In relation to the litigation claim by UNP Plywood Sdn Bhd ("UNP"), the High Court of Kota Kinabalu had on 23 February 2007 dismissed the claim by UNP against SFI for RM128,874,435 for alleged termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993.

UNP had appealed against the decision of the High Court to which the Court of Appeal had allowed and had entered judgement against SFI for damages to be assessed.

SFI had further appealed to the Federal Court against the decision of the Court of Appeal.

LFIB had on 11 September 2009 announced that the Federal Court had dismissed SFI's appeal against the decision of the Court of Appeal on 27 February 2008 to enter judgement against SFI for damages to be assessed, with costs ("Judgement"). Following the Judgement, the case is to be remitted to the High Court for assessment of damages payable by SFI.

The solicitors of SFI had on 30 September 2009 filed a motion for judicial review of the Judgement under Rule 137 of the Rules to the Federal Court 1995.

In relation thereto, LFIB had made a provision of RM15,000,000 for damages that may arise from the litigation claim by UNP based on management's best estimate using information currently available pending the assessment of damages by the court and the outcome of the motion for judicial review filed.

RESULTS OF OPERATIONS

The results of operations of the Group and of the Company for the financial year are as follows:

	The Group RM'000	The Company RM'000
(Loss)/Profit before tax	(374,767)	5,705
Tax credit	131,989	228
(Loss)/Profit for the year	(242,778)	5,933
Attributable to:		
Equity holders of the Company	(278,298)	
Minority interests	35,520	
	(242,778)	

In the opinion of the Directors, the results of operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the exceptional item in respect of inventories written down as disclosed in Note 7 to the financial statements and negative goodwill arising from the acquisition of SCB as disclosed in the income statements.

DIVIDENDS

A first and final dividend of 1%, less 25% tax, amounting to RM5.3 million proposed in respect of the previous financial year and dealt with in the previous Directors' Report was paid by the Company during the current financial year.

The Directors propose a first and final dividend of 1%, less 25% tax, amounting to RM5.3 million in respect of the current financial year. This dividend is subject to approval by the shareholders at the forthcoming Annual General Meeting of the Company and has not been included as a liability in the financial statements.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the financial statements.

ISSUE OF SHARES AND DEBENTURES

During the financial year, the issued and paid-up share capital of the Company was increased from RM712,699,965 divided into 712,699,965 ordinary shares of RM1.00 each to RM712,967,165 divided into 712,967,165 ordinary shares of RM1.00 each by the issuance of 73,200 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share, 188,400 new ordinary shares of RM1.00 each at an issue price of RM1.330 per share and 5,600 new ordinary shares of RM1.00 each at an issue price of RM2.05 per share for cash pursuant to the Executive Share Option Scheme of the Company.

The resulting share premium of RM71,000 arising from the issue of shares has been credited to the share premium account.

The new ordinary shares issued ranked *pari passu* in all material respects with the then existing ordinary shares in the Company.

The Company did not issue any debenture during the financial year.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

The ESOS of the Company became effective on 1 September 2005 and the main features of the ESOS are set out in Note 30 to the financial statements.

The persons to whom the options have been granted have no right to participate, by virtue of the options, in any share issue of any other company.

During the financial year, the Company granted 3,576,900 options to eligible executive employees and executive directors of the Group at a subscription price of RM2.05 per share. The Company has been granted an exemption by the Companies Commission of Malaysia from having to disclose the names of eligible employees who have been granted less than 400,000 options. There were no eligible employees (including the executive Directors) who were granted 400,000 options or more during the financial year.

The movements in number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

		Number of options				
Grant date	**Subscription price per share RM**	**As of 1.7.2008**	**Granted**	**Exercised**	**Lapsed**	**As of 30.6.2009**
9.5.2006	1.037	1,076,600	–	(73,200)	(12,900)	**990,500**
26.2.2007	1.330	2,383,300	–	(55,900)	(36,500)	**2,290,900**
23.8.2007	1.330	3,119,500	–	(132,500)	(107,400)	**2,879,600**
23.7.2008	2.050	–	3,576,900	(5,600)	(188,700)	**3,382,600**
		6,579,400	3,576,900	(267,200)	(345,500)	**9,543,600**

The exercise period for the above options will expire on 31 August 2010.

OTHER STATUTORY INFORMATION

Before the income statements and the balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and had satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due except as stated below.

As part of the disposal of SFI, LFIB agreed to indemnify SFI and the purchasers of SFI in full for all losses, damages, liabilities, claims, costs and expenses which SFI and the purchasers may incur or sustain as a result of or arising from the litigation claims where the cause of action arose prior to the completion of the disposal of SFI.

Litigation claims in respect of the termination of contracts for the extraction and sales of timber

Included in the litigation claims are as follows:

(i) Claim by UNP Plywood Sdn Bhd for an amount of RM128,874,435 against SFI for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993. As disclosed in Note 40 to the financial statements, the Federal Court had on 11 September 2009 dismissed SFI's appeal against the Court of Appeal's decision to enter judgement against SFI for damages to be assessed. Subject to the High Court of Kota Kinabalu making a final assessment of the quantum of the damages at a later stage, the Group has made a provision of RM15,000,000 for damages that may arise from the said litigation claim. The balance of the claim is disclosed as a contingent liability.

(ii) Claim by Harapan Permai Sdn Bhd ("Harapan Permai") against SFI for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement ("Timber Agreement") dated 9 November 1992 via Civil Suit No. K22-40-97 filed on 11 April 1997.

    SFI had applied to strike out the claim on the ground that the Timber Agreement is illegal under the Sabah Forest Enactment 1968. The Deputy Registrar had on 12 September 2003 dismissed SFI's application to strike out Harapan Permai's claim. On SFI's appeal, the High Court Judicial Commissioner had on 15 December 2006 allowed SFI's appeal and accordingly struck out Harapan Permai's claim.

    Harapan Permai had on 12 January 2007 appealed to the Court of Appeal against the whole decision of the High Court. The Court of Appeal has yet to fix the hearing date for Harapan Permai's appeal.

Indemnity contracts have also been signed between LFIB and Avenel Sdn Bhd ("Avenel"), the immediate holding company of SFI then, whereby Avenel agrees to indemnify LFIB in full for all losses, damages, liabilities, claims, costs and expenses whatsoever which LFIB may incur or sustain as a result of or arising from the litigation claims and any other claims brought by third parties against SFI wherein the cause of action arose prior to the completion of the corporate exercise. However, the audited financial statements of Avenel does not indicate that it is able to fully discharge its obligations under the above mentioned indemnity.

Back pay labour claims from SFI's employees

On 10 September 2008, Jupmi @ Jupini Sinding and 1,069 others (collectively referred to as "Complainants") lodged a complaint under Section 7A of the Sabah Labour Ordinance Cap. 67 against SFI. The Complainants allege that they have not been given annual increments from 1997 to 2006 (with some claiming for 2007 also) and are claiming a total of RM23,427,401 being the arrears of wages allegedly due in respect of the said annual increments.

On 15 April 2009, the Labour Court upheld SFI's preliminary objections and had dismissed the Complainants' claims. Upon appeal by the Complainants, the High Court had on 17 July 2009 allowed the appeal with costs to be taxed and ordered the Labour Court to proceed with the inquiry of the Complainants' claims.

On 7 August 2009, SFI appealed to the Court of Appeal against the whole decision of the High Court. On 24 September 2009, stay of execution for enforcement/execution of the High Court's Order dated 17 July 2009 directing the Labour Court to proceed with the inquiry of the Complainants' claims was granted for a period of 3 months from 24 September 2009. The Court of Appeal has yet to fix a date to hear SFI's appeal.

The Directors of LFIB, after consultation with SFI's lawyers, are of the opinion that there is a good defence for the above litigation claims.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of operations of the Group and of the Company for the succeeding financial year other than those disclosed in Note 40 to the financial statements.

DIRECTORS

The following Directors served on the Board of the Company since the date of the last report:

Tun Musa Hitam
Datuk Cheng Yong Kim
Tan Sri Asmat bin Kamaludin
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay
Chong Jee Min

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Tan Sri Asmat bin Kamaludin and Mr. Heah Sieu Lay retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Pursuant to Section 129(6) of the Companies Act, 1965, Y. A. Bhg. Tun Musa Hitam and Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin retire and offer themselves for re-appointment as Directors of the Company to hold office until the next Annual General Meeting.

DIRECTORS' INTERESTS

The shareholdings in the Company of those who were Directors at the end of the financial year are as follows:

	Number of ordinary shares of RM1.00 each			
	As of 1.7.2008	**Additions**	**Disposals**	**As of 30.6.2009**
Direct interest				
Datuk Cheng Yong Kim	2,194,789	400,000	–	**2,594,789**
Dato' Kamaruddin @ Abas bin Nordin	88,800	–	(20,000)	**68,800**
Cheng Yong Liang	47,880	–	–	**47,880**
Indirect interest				
Datuk Cheng Yong Kim	336,841,465	–	(36,826,010)	**300,015,455**

In addition, the following Directors are also deemed to have interests in shares in the Company by virtue of the options granted to them pursuant to the ESOS of the Company as follows:

	Number of options			
	As of 1.7.2008	**Granted**	**Exercised**	**As of 30.6.2009**
Datuk Cheng Yong Kim	700,000	–	–	**700,000**
Dato' Kamaruddin @ Abas bin Nordin	71,200	–	–	**71,200**

The shareholdings in the related corporations of those who were Directors at the end of the financial year are as follows:

	Nominal value per ordinary share	Number of shares			
		As of 1.7.2008	**Additions**	**Disposals**	**As of 30.6.2009**
Datuk Cheng Yong Kim					
Direct interest					
Lion Forest Industries Berhad	RM1.00	–	130	–	**130**
Indirect interest					
Lion Forest Industries Berhad	RM1.00	167,988,512	15,485,972	–	**183,474,484**
Lion-Kimtrans Logistics Sdn Bhd	RM1.00	3,750,000	–	–	**3,750,000**
LLB Enterprise Sdn Bhd	RM1.00	690,000	–	–	**690,000**
Marvenel Sdn Bhd	RM1.00	100	–	–	**100**
Ototek Sdn Bhd	RM1.00	1,050,000	–	–	**1,050,000**
Posim EMS Sdn Bhd	RM1.00	800,000	–	–	**800,000**
P.T. Lion Intimung Malinau	USD1.00	4,750,000	–	–	**4,750,000**
Soga Sdn Bhd	RM1.00	4,332,078	–	–	**4,332,078**
Steelcorp Sdn Bhd	RM1.00	99,750	–	–	**99,750**
Holdsworth Investment Pte Ltd	*	4,500,000	–	–	**4,500,000**
Zhongsin Biotech Pte Ltd	*	1,000,000	–	–	**1,000,000**

Investments in the People's Republic of China	**Currency**	**As of 1.7.2008**	**Additions**	**Disposals**	**As of 30.6.2009**
Datuk Cheng Yong Kim					
Indirect interest					
Beijing Trostel Property Development Co Ltd	USD	6,650,000	–	–	**6,650,000**
Shandong Silverstone LuHe Rubber & Tyre Co Ltd	USD	30,000,000	–	–	**30,000,000**
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	–	–	**5,000,000**
Tianjin Hua Shi Auto Meter Co Ltd (in voluntary liquidation)	USD	10,878,944	–	–	**10,878,944**

	Nominal value per ordinary share	Number of shares			
		As of 28.11.2008^	**Additions**	**Disposals**	**As of 30.6.2009**
Datuk Cheng Yong Kim					
Indirect interest					
Silverstone Corporation Berhad	RM1.00	286,173,498	–	–	**286,173,498**
Lion Rubber Industries Pte Ltd	*	10,000,000	–	–	**10,000,000**
Silverstone Tyre (S) Pte Ltd	*	25,400,080	–	–	**25,400,080**
Willet Investment Pte Ltd	*	45,954,450	–	–	**45,954,450**

	Nominal value per preference share	Number of shares			
		As of 28.11.2008^	Additions	Disposals	As of 30.6.2009
Datuk Cheng Yong Kim					
Indirect interest					
Silverstone Corporation Berhad	RM0.01	16,226,329	676,240	-	**16,902,569**

* Shares in companies incorporated in Singapore do not have a par value.
^ Became related corporations on 28 November 2008.

Other than as disclosed above, none of the other Directors in office at the end of the financial year had any interests in shares in the Company or its related corporations during and at the end of the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, none of the Directors of the Company has received or become entitled to receive any benefit (other than the benefit included in the aggregate amount of emoluments received or due and receivable by the Directors as disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest save and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 44 to the financial statements.

During and at the end of the financial year, no arrangement subsisted to which the Company was a party whereby Directors of the Company might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the share options granted pursuant to the Company's ESOS as disclosed under Note 44 to the financial statements.

AUDITORS

The auditors, Messrs Deloitte KassimChan, have indicated their willingness to continue in office.

Signed on behalf of the Board
in accordance with a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
20 October 2009

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF LION INDUSTRIES CORPORATION BERHAD

Report on the Financial Statements

We have audited the financial statements of **LION INDUSTRIES CORPORATION BERHAD**, which comprise the balance sheets as of 30 June 2009 of the Group and of the Company, and the income statements, statements of changes in equity and cash flow statements of the Group and of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 39 to 125.

Directors' Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation and fair presentation of these financial statements in accordance with the Financial Reporting Standards and the Companies Act, 1965 in Malaysia. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 in Malaysia and for no other purpose. We do not assume responsibility to any other person for the contents of this report.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements have been properly drawn up in accordance with the Financial Reporting Standards and the Companies Act, 1965 in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company as of 30 June 2009 and of their financial performance and cash flows for the year then ended.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Notes 5(ii)(f) and 40 to the financial statements, which further explain an uncertainty regarding the provision for damages arising from a litigation claim.

Report on Other Legal and Regulatory Requirements

In accordance with the requirements of the Companies Act, 1965 in Malaysia, we also report the following:

(a) in our opinion, the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act;

(b) we have considered the accounts and the auditors' reports of the subsidiary companies of which we have not acted as auditors, as indicated in Note 49 to the financial statements;

(c) we are satisfied that the accounts of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the financial statements of the Group and we have received satisfactory information and explanations as required by us for these purposes; and

(d) the auditors' reports on the accounts of the subsidiary companies were not subject to any qualification or any adverse comment made under Subsection (3) of Section 174 of the Act.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
Partner - 1880/4/10 (J)
Chartered Accountant

20 October 2009

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

	Note	The Group 2009 RM'000	The Group 2008 RM'000	The Company 2009 RM'000	The Company 2008 RM'000
Revenue	6	**4,419,256**	6,940,157	**10,176**	10,423
Other income		**166,136**	143,818	**14,287**	89,876
Net change in inventories		**(90,176)**	(32,509)	**-**	-
Raw materials and consumables used		**(4,183,286)**	(5,241,794)	**-**	-
Purchase of trading merchandise		**(147,162)**	(149,393)	**-**	-
Property development costs	16(b)	**(8,755)**	(4,226)	**-**	-
Staff costs	7	**(158,066)**	(171,576)	**(6,959)**	(6,585)
Directors' remuneration	8	**(1,143)**	(1,211)	**(1,004)**	(1,040)
Depreciation of property, plant and equipment	13	**(112,951)**	(98,318)	**(338)**	(516)
Amortisation of:					
Prepaid land lease payments	15	**(2,805)**	(2,049)	**-**	-
Intangible assets	22	**(50)**	(50)	**-**	-
Other expenses		**(346,343)**	(483,982)	**(8,138)**	(81,439)
Investment income	9	**27,733**	34,282	**4,506**	10,366
Finance costs	10	**(109,745)**	(122,037)	**(6,825)**	(12,669)
(Loss)/Profit from operations	7	**(547,357)**	811,112	**5,705**	8,416
Negative goodwill arising from acquisition of a subsidiary company	17	**137,719**	-	**-**	-
Share in results of jointly controlled entity		**-**	(125)	**-**	-
Share in results of associated companies		**34,871**	82,563	**-**	-
(Loss)/Profit before tax		**(374,767)**	893,550	**5,705**	8,416
Tax credit/(expense)	11	**131,989**	(51,457)	**228**	(1,362)
(Loss)/Profit for the year		**(242,778)**	842,093	**5,933**	7,054

	The Group 2009 RM'000	The Group 2008 RM'000
Attributable to:		
Equity holders of the Company	**(278,298)**	844,205
Minority interests	**35,520**	(2,112)
	(242,778)	842,093

	Note	The Group 2009	The Group 2008
(Loss)/Earnings per ordinary share attributable to equity holders of the Company (sen):			
Basic	12	**(39.04)**	119.01
Diluted	12	**N/A**	118.54

The accompanying Notes form an integral part of the Financial Statements.

BALANCE SHEETS
AS OF 30 JUNE 2009

	Note	The Group 2009 RM'000	The Group 2008 RM'000	The Company 2009 RM'000	The Company 2008 RM'000
ASSETS					
Non-Current Assets					
Property, plant and equipment	13	**1,727,777**	1,450,732	**2,717**	1,630
Investment properties	14	**68,078**	69,151	**62,742**	62,742
Prepaid land lease payments	15	**104,792**	102,134	**–**	–
Land held for property development	16(a)	**35,541**	35,559	**292**	310
Investment in subsidiary companies	17	**–**	–	**182,484**	175,014
Investment in associated companies	18	**792,435**	627,737	**20,141**	20,141
Investment in jointly controlled entity	19	**–**	–	**–**	–
Long-term investments	20	**91,292**	146,323	**18,826**	1,403
Deferred tax assets	21	**122,236**	76,297	**–**	–
Intangible assets	22	**–**	354	**–**	–
Goodwill	23	**130,443**	130,443	**–**	–
Total Non-Current Assets		**3,072,594**	2,638,730	**287,202**	261,240
Current Assets					
Property development costs	16(b)	**51,216**	56,719	**–**	–
Inventories	24	**793,434**	1,329,993	**43**	43
Short-term investments	25	**8,782**	60,063	**–**	26,290
Trade receivables	26(a)	**357,969**	539,654	**9**	9
Other receivables, deposits and prepayments	26(b)	**247,164**	444,996	**60,004**	50,865
Accrued billings for property development projects		**393**	93	**–**	–
Amount owing by jointly controlled entity	19	**13,061**	13,220	**–**	–
Amount owing by subsidiary companies	27(a)	**–**	–	**1,079,331**	1,121,596
Deposits, cash and bank balances	28	**730,861**	636,709	**25,783**	27,178
		2,202,880	3,081,447	**1,165,170**	1,225,981
Assets classified as held for sale	29	**183**	422	**–**	–
Total Current Assets		**2,203,063**	3,081,869	**1,165,170**	1,225,981
Total Assets		**5,275,657**	5,720,599	**1,452,372**	1,487,221

(Forward)

	Note	The Group 2009 RM'000	The Group 2008 RM'000	The Company 2009 RM'000	The Company 2008 RM'000
EQUITY AND LIABILITIES					
Capital and Reserves					
Share capital	30	**712,967**	712,700	**712,967**	712,700
Reserves	31	**1,982,581**	2,306,923	**407,970**	400,414
Equity attributable to equity holders of the Company		**2,695,548**	3,019,623	**1,120,937**	1,113,114
Minority interests		**332,957**	195,199	**–**	–
Total Equity		**3,028,505**	3,214,822	**1,120,937**	1,113,114
Non-Current and Deferred Liabilities					
LICB Bonds and USD Debts	32	**59,757**	62,535	**69,276**	72,916
BaIDS	33	**240,000**	330,000	**–**	–
RCCPS	35	**13,672**	–	**–**	–
Long-term borrowings	36	**364,707**	535,981	**–**	–
Finance lease payables	37	**1**	30	**–**	–
Hire-purchase obligations	38	**8,084**	744	**211**	371
Deferred tax liabilities	21	**35,049**	146,459	**378**	465
Total Non-Current and Deferred Liabilities		**721,270**	1,075,749	**69,865**	73,752
Current Liabilities					
Trade payables	39(a)	**296,626**	393,884	**388**	426
Other payables, deposits and accrued expenses	39(b)	**591,386**	549,000	**9,956**	9,881
Provisions	40	**15,000**	–	**–**	–
Advance billings of property development projects		**6,821**	3,865	**–**	–
Amount owing to subsidiary companies	27(a)	**–**	–	**246,588**	274,131
Finance lease payables	37	**37**	50	**–**	–
Hire-purchase obligations	38	**2,448**	631	**154**	217
Short-term borrowings	41	**376,966**	389,812	**–**	–
LICB Bonds and USD Debts	32	**3,810**	13,750	**4,484**	15,700
BaIDS	33	**90,000**	70,000	**–**	–
SCB Bonds and USD Debts	34	**137,646**	–	**–**	–
Tax liabilities		**5,142**	9,036	**–**	–
Total Current Liabilities		**1,525,882**	1,430,028	**261,570**	300,355
Total Liabilities		**2,247,152**	2,505,777	**331,435**	374,107
Total Equity and Liabilities		**5,275,657**	5,720,599	**1,452,372**	1,487,221

The accompanying Notes form an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2009

The Group	Note	Share capital RM'000	Share premium RM'000	Translation adjustment account RM'000	Equity compensation reserve RM'000	Capital reserve RM'000	Distributable reserve - Retained earnings RM'000	Attributable to equity holders of the Company RM'000	Minority interests RM'000	Total equity RM'000
		← Non-Distributable Reserves →								
As of 1 July 2007		705,555	518,927	10,465	3,110	14,268	889,917	2,142,242	195,995	2,338,237
Disposal of subsidiary companies		-	-	1,150	-	-	-	1,150	(685)	465
Issue of shares	30	7,145	2,051	-	-	-	-	9,196	-	9,196
Currency translation differences		-	-	(3,105)	-	-	-	(3,105)	1,648	(1,457)
Profit for the year		-	-	-	-	-	844,205	844,205	(2,112)	842,093
Share-based payments		-	4,474	-	109	1,061	-	5,644	353	5,997
Effect of accretion on equity interest in an associated company		-	-	-	-	-	25,473	25,473	-	25,473
Dividend	42	-	-	-	-	-	(5,182)	(5,182)	-	(5,182)
As of 30 June 2008		712,700	525,452	8,510	3,219	15,329	1,754,413	3,019,623	195,199	3,214,822
As of 1 July 2008		712,700	525,452	8,510	3,219	15,329	1,754,413	3,019,623	195,199	3,214,822
Acquisition of subsidiary companies		-	-	-	-	-	(12,955)	(12,955)	41,885	28,930
Issue of shares	30	267	71	-	-	-	-	338	-	338
Currency translation differences		-	-	3,520	-	-	-	3,520	3,257	6,777
Loss for the year		-	-	-	-	-	(278,298)	(278,298)	35,520	(242,778)
Share-based payments		-	1,789	-	4,794	295	-	6,878	113	6,991
Effect of dilution on equity interest in a subsidiary company		-	-	-	-	-	(38,212)	(38,212)	56,983	18,771
Dividend	42	-	-	-	-	-	(5,346)	(5,346)	-	(5,346)
As of 30 June 2009		**712,967**	**527,312**	**12,030**	**8,013**	**15,624**	**1,419,602**	**2,695,548**	**332,957**	**3,028,505**

The Company	Note	Share capital RM'000	Share premium RM'000	Equity compensation reserve RM'000	Capital reserve RM'000	Accumulated losses RM'000	Total equity RM'000
			← Non-Distributable Reserves →				
As of 1 July 2007		705,555	518,927	3,110	82	(130,282)	1,097,392
Issue of shares	30	7,145	2,051	-	-	-	9,196
Profit for the year		-	-	-	-	7,054	7,054
Share-based payments		-	4,474	109	71	-	4,654
Dividend	42	-	-	-	-	(5,182)	(5,182)
As of 30 June 2008		712,700	525,452	3,219	153	(128,410)	1,113,114
As of 1 July 2008		712,700	525,452	3,219	153	(128,410)	1,113,114
Issue of shares	30	267	71	-	-	-	338
Profit for the year		-	-	-	-	5,933	5,933
Share-based payments		-	1,789	4,794	315	-	6,898
Dividend	42	-	-	-	-	(5,346)	(5,346)
As of 30 June 2009		**712,967**	**527,312**	**8,013**	**468**	**(127,823)**	**1,120,937**

The accompanying Notes form an integral part of the Financial Statements.

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

The Group	2009 RM'000	2008 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES		
(Loss)/Profit for the year	**(242,778)**	842,093
Adjustments for:		
Inventories written down	**471,833**	–
Depreciation of property, plant and equipment	**112,951**	98,318
Finance costs	**109,745**	122,037
Impairment loss on:		
Property, plant and equipment	**20,265**	–
Long-term investments	**316**	103,317
Intangible assets	**304**	–
Goodwill	**–**	641
Provision for damages arising from litigation claim	**15,000**	–
Unrealised loss/(gain) on foreign exchange	**13,422**	(9,399)
Share-based payments	**6,878**	5,644
Allowance for:		
Doubtful trade and other receivables	**4,888**	22,167
Obsolescence of inventories	**2,011**	37,413
Doubtful amount owing by an associated company	**–**	24,465
Amortisation of:		
Prepaid land lease payments	**2,805**	2,049
Intangible assets	**50**	50
Inventories written off	**1,832**	18,285
Change in fair value adjustments on investment properties	**295**	(150)
Deposits written off	**72**	–
Bad debts written off	**40**	–
Overprovision of development costs in prior years	**20**	–
Property, plant and equipment written off	**9**	2,726
Negative goodwill arising from acquisition of a subsidiary company	**(137,719)**	–
Tax (credit)/expense recognised in income statements	**(131,989)**	51,457
Share in results of:		
Associated companies	**(34,871)**	(82,563)
Jointly controlled entity	**–**	125
Interest income	**(28,247)**	(34,818)
Gain from discount on acquisition from third party holders of:		
SCB Bonds and USD Debts	**(7,028)**	–
RCCPS	**(642)**	–
Allowance no longer required for:		
Obsolescence of inventories	**(5,993)**	–
Doubtful trade and other receivables	**(1,635)**	(1,822)
Cost to completion for property development projects	**–**	(636)
Impairment loss no longer required for:		
Long-term investments	**(4,611)**	–
Investment in associated companies	**(4,222)**	–
Gain on disposal/partial disposal of:		
Associated companies	**(2,632)**	(102,808)
Investment properties	**(780)**	(2,142)
Property, plant and equipment	**(538)**	(970)
Long-term investments	**(156)**	–
Assets classified as held for sale	**(37)**	(2,504)
Subsidiary companies (Note 17)	**–**	(6,362)
Operating Profit Before Working Capital Changes	**158,858**	1,086,613

(Forward)

The Group	2009 RM'000	2008 RM'000
Movements in working capital:		
(Increase)/Decrease in:		
Property development costs	**5,818**	975
Inventories	**163,084**	(314,000)
Amount due by contract customers	**–**	571
Trade and other receivables, deposits and prepayments	**404,128**	(138,877)
Amount owing by jointly controlled entity	**159**	(11,594)
Increase/(Decrease) in:		
Trade and other payables, deposits and accrued expenses	**(245,471)**	(61,329)
Amount due to contract customers	**2,956**	2,774
Movements in translation adjustment account	**(11,022)**	197
Cash Generated From Operations	**478,510**	565,330
Finance costs paid	**(6,819)**	(2,190)
Tax paid	**(16,217)**	(24,122)
Net Cash From Operating Activities	**455,474**	539,018
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		
Deferred consideration received from disposal of a subsidiary company in prior year	**116,777**	294,526
Dividends received from associated companies	**30,983**	4,137
Proceeds from disposal/redemption of investments	**26,362**	1,912
Interest received	**14,120**	15,564
Net cash inflow from acquisition of a subsidiary company (Note 17)	**6,424**	441
Proceeds from disposal/partial disposal of:		
Investment in associated companies	**2,632**	156,101
Long-term investments	**2,600**	–
Investment property	**1,675**	34,700
Property, plant and equipment	**900**	46,479
Assets classified as held for sale	**276**	4,257
Purchase of property, plant and equipment (Note)	**(154,974)**	(202,656)
Purchase of other investments	**(33,138)**	(101,312)
Increase in land held for property development	**(2)**	(739)
Cash flow on disposal of subsidiary companies (Note 17)	**–**	7,374
Net Cash From Investing Activities	**14,635**	260,784

(Forward)

The Group	Note	2009 RM'000	2008 RM'000
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Increase/(Decrease) in security deposits received from customers		**100,181**	(20,024)
Proceeds from issue of shares		**338**	9,196
Repayment of short-term borrowings		**(333,829)**	(455,826)
(Increase)/Decrease in cash and cash equivalents - restricted		**(204,578)**	159,038
Repayment of BaIDS		**(70,000)**	(60,000)
Interest and profit element of BaIDS paid		**(28,523)**	(77,626)
Redemption/Repayment of:			
LICB Bonds and USD Debts		**(19,947)**	(244,335)
SCB Bonds and USD Debts		**(4,970)**	-
RCCPS		**(113)**	-
Dividend paid to equity holders of the Company		**(5,346)**	(5,182)
Repayment of hire-purchase obligations		**(4,932)**	(784)
Repayment of finance lease liabilities		**(50)**	(67)
Proceeds from issue of shares by a subsidiary company		**-**	186
Net Cash Used In Financing Activities		**(571,769)**	(695,424)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(101,660)**	104,378
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**335,172**	233,178
Effects of changes in exchange rates		**1,110**	(2,384)
CASH AND CASH EQUIVALENTS AT END OF YEAR	43	**234,622**	335,172

Note: During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM167,938,000 (2008: RM203,582,000), of which RM12,964,000 (2008: RM926,000) was acquired under lease and hire-purchase arrangements. Cash payments for the acquisition of property, plant and equipment amounted to RM154,974,000 (2008: RM202,656,000).

The Company	2009 RM'000	2008 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES		
Profit for the year	**5,933**	7,054
Adjustments for:		
Finance costs	**6,825**	12,669
Unrealised loss/(gain) on foreign exchange	**6,273**	(8,502)
Share-based payments	**1,308**	1,532
Depreciation of property, plant and equipment	**338**	516
Impairment loss on:		
Long-term investments	**203**	18,982
Investment in subsidiary companies	**6**	1,274
Allowance for:		
Doubtful amount owing by subsidiary companies	**76**	59,009
Doubtful other receivables	**–**	600
Loss/(Gain) (net) on disposal/partial disposal of:		
Property, plant and equipment	**40**	4
Associated companies	**–**	(71,700)
Investment properties	**–**	(2,142)
Overprovision of development costs in prior years	**20**	–
Allowance no longer required for:		
Doubtful amount owing by subsidiary companies	**(7,717)**	(224)
Doubtful trade and other receivables	**–**	(450)
Dividend income	**(7,167)**	(5,992)
Interest income	**(4,676)**	(10,556)
Impairment loss no longer required for:		
Long-term investments	**(4,169)**	–
Investment in subsidiary companies	**(1,886)**	(6,581)
Tax (credit)/expense recognised in income statement	**(228)**	1,362
Operating Loss Before Working Capital Changes	**(4,821)**	(3,145)
Movements in working capital:		
(Increase)/Decrease in:		
Land held for property development	**(2)**	(194)
Other receivables, deposits and prepayments	**(455)**	14,785
Increase/(Decrease) in trade and other payables, deposits and accrued expenses	**37**	(1,470)
Cash (Used In)/Generated From Operations	**(5,241)**	9,976
Finance costs paid	**(29)**	(110)
Tax refunded	**1,826**	1,726
Net Cash (Used In)/From Operating Activities	**(3,444)**	11,592

(Forward)

The Company	Note	2009 RM'000	2008 RM'000
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Decrease/(Increase) in amount owing by subsidiary companies		**49,932**	(6,519)
Dividend received		**7,167**	4,711
Proceeds from disposal/redemption of investments		**6,609**	–
Interest received		**522**	640
Proceeds from disposal of property, plant and equipment		**33**	93
Proceeds from disposal of long-term investments		**4**	–
Purchase of property, plant and equipment (Note)		**(1,498)**	(187)
Proceeds from disposal/partial disposal of:			
Associated companies		**–**	75,900
Investment properties		**–**	34,700
Acquisition of remaining equity interest in a subsidiary company		**–**	(450)
Net Cash From Investing Activities		**62,769**	108,888
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
(Decrease)/Increase in amount owing to subsidiary companies		**(32,782)**	53,532
Redemption/Repayment of LICB Bonds and USD Debts		**(22,691)**	(272,858)
Dividend paid to equity holders of the Company		**(5,346)**	(5,182)
(Increase)/Decrease in cash and cash equivalents - restricted		**(705)**	88,699
Repayment of hire-purchase obligations		**(239)**	(254)
Proceeds from issue of shares		**338**	9,196
Net Cash Used In Financing Activities		**(61,425)**	(126,867)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(2,100)**	(6,387)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**22,529**	28,916
CASH AND CASH EQUIVALENTS AT END OF YEAR	43	**20,429**	22,529

Note: During the financial year, the Company acquired property, plant and equipment with an aggregate cost of RM1,498,000 (2008: RM582,000), of which RMNil (2008: RM395,000) was acquired under hire-purchase arrangements. Cash payments for the acquisition of property, plant and equipment amounted to RM1,498,000 (2008: RM187,000).

The accompanying Notes form an integral part of the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2009

1. GENERAL INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and listed on the Main Market of Bursa Malaysia Securities Berhad.

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 49.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year other than as disclosed in Note 2.

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 2-5, Office Tower, No.1, Jalan Nagasari (off Jalan Raja Chulan), 50200 Kuala Lumpur.

The financial statements of the Group and of the Company have been authorised by the Board of Directors for issuance on 20 October 2009.

2. SIGNIFICANT AND SUBSEQUENT CORPORATE EVENTS

Significant corporate events and events subsequent to balance sheet date are as disclosed in the Directors' Report.

3. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Group and of the Company have been prepared in accordance with the Financial Reporting Standards ("FRS") and the provisions of the Companies Act, 1965 in Malaysia.

Standards and Interpretations issued but not yet effective

At the date of authorisation of issue of the financial statements, the following new/revised FRSs and Issues Committee Interpretations ("IC Interpretation") are issued but not yet effective until future periods:

FRS 1	Amendments to FRS 1 First-time Adoption of Financial Reporting Standards
FRS 2	Amendments to FRS 2 - Share-based Payment: Vesting Conditions and Cancellations
FRS 4	Insurance Contracts
FRS 7	Financial Instruments : Disclosures
FRS 8	Operating Segments
FRS 101	Presentation of Financial Statements
FRS 123	Borrowing Costs
FRS 127	Amendments to FRS 127 Consolidated and Separate Financial Statements : Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
FRS 139	Financial Instruments: Recognition and Measurement
IC Interpretation 9	Reassessment of Embedded Derivatives
IC Interpretation 10	Interim Financial Reporting and Impairment
IC Interpretation 11	FRS 2 - Group and Treasury Share Transactions
IC Interpretation 13	Customer Loyalty Programmes
IC Interpretation 14	FRS 119 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
Amendments to FRS 7	Financial Instruments : Disclosures
Amendments to FRS 132	Financial Instruments : Presentation
Amendments to FRS 139	Financial Instruments : Recognition and Measurement
Amendments to IC Interpretation 9	Reassessment of Embedded Derivatives
Improvements to FRSs (2009)	

3. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

Except for FRS 8 which is effective for annual financial statements for periods beginning on or after 1 July 2009, these new/revised FRSs and IC Interpretations are effective for annual periods beginning on or after 1 January 2010. The Directors anticipate that the adoption of these new/revised FRSs and IC Interpretations will have no material impact on the financial statements of the Group and of the Company in the period of initial application except for the following:

FRS 7: Financial Instruments: Disclosures

FRS 7 and the consequential amendment to FRS 101 Presentation of Financial Statements require disclosure of information about the significance of financial instruments for the Group's and the Company's financial position and performance, the nature and extent of risks arising from financial instruments, and the objectives, policies and processes for managing capital.

FRS 8: Operating Segments

FRS 8, which replaces FRS 114_{2004} Segment Reporting, requires the identification of operating segments based on internal reports that are regularly reviewed by the Group's chief operating decision maker in order to allocate resources to the segments and to assess their performance. Currently, the Group identifies two sets of segments (business and geographical) using a risk-and-rewards approach, with the Group's system of internal financial reporting to key management personnel serving only as the starting point for the identification of such segments. As a result, following the adoption of FRS 8, the identification of the Group's reportable segments may change.

FRS 101: Presentation of Financial Statements

FRS 101 introduces terminology changes (including revised titles for the financial statements) and changes in the format and content of the financial statements. In addition, the revised Standard requires the presentation of a third statement of financial position in the event that the entity has applied new accounting policies retrospectively.

FRS 123: Borrowing Costs

FRS 123 eliminates the option available under the previous version of FRS 123 to recognise all borrowing costs immediately as an expense. An entity shall capitalise borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. This principal change in the Standard has no impact on the financial statements of the Group and of the Company in the period of initial application as it has always been the Group's and the Company's accounting policy to capitalise borrowing costs incurred on qualifying assets.

FRS 139: Financial Instruments: Recognition and Measurement

This new standard establishes principles for recognising and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items.

IC Interpretation 10: Interim Financial Reporting and Impairment

This Standard prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The adoption of IC Interpretation 10 does not have any significant financial impact on the results of the Group.

Amendments to FRS 1: First-time Adoption of Financial Reporting Standards and FRS 127: Amendments to FRS 127 Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

These Standards allow first time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practices to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in separate financial statements of the investors. The adoption of amendments to FRS 1 and 127 does not have any significant financial impact on the results of the Group and of the Company.

3. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

Amendments to FRS 132: Financial Instruments: Presentation

The revisions to FRS 132 amend the criteria for debt/equity classification by permitting certain puttable financial instruments and instruments (or components of instruments) that impose on an entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation, to be classified as equity, subject to specified criteria being met.

Amendments to FRS 139 Financial Instruments: Recognition and Measurement, FRS 7 Financial Instruments: Disclosures and IC Interpretation 9 Reassessment of Embedded Derivatives

The amendments will only permit reclassification of certain non-derivative financial assets recognised in accordance with FRS 139. Financial liabilities, derivatives and financial assets that are designated as at fair value to profit and loss ("FVTPL") on initial recognition under the 'fair value option' cannot be reclassified. The amendments therefore only permit reclassification of debt and equity financial assets subject to meeting specified criteria. The amendments do not permit reclassification into FVTPL.

A financial asset within the scope of these amendments can only be reclassified out of FVTPL or Available For Sale ("AFS") if specified criteria are met. The criteria vary depending on whether the asset would have met the definition of 'loans and receivables' ("L&R") had it not been classified as at FVTPL or AFS at initial recognition. A debt instrument that would have met the definition of L&R (if it had not been required to be classified as held for trading at initial recognition) may be reclassified out of FVTPL if the entity has the intention and ability to hold the asset for the foreseeable future or until maturity.

A debt instrument classified as AFS that would have met the definition of L&R (if it had not been designated as AFS) may be reclassified to the L&R category if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.

To make transparent to users any reclassifications under the new requirements, FRS 7 is also amended.

Improvements to FRSs (2009)

Improvements to FRSs (2009) contain amendments to 21 FRSs. Some of the improvements involve accounting changes to presentation, recognition or measurement whilst some are changes to terminology with little effect on accounting. Only two of the improvements are expected to have an impact on the Group's and the Company's financial statements.

(i) FRS 117 Leases generally required leases of land with an indefinite useful life to be classified as operating leases. This was inconsistent with the general principles of the Standard, and the relevant guidance has been removed due to concerns that it could lead to accounting that did not reflect the substance of arrangements. Following the amendments, leases of land are classified as either 'finance' or 'operating' using the general principles of FRS 117. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments) and the Group will recognise assets and liabilities related to land leases newly classified as finance leases at their fair values on that date; any difference between those fair values will be recognised in retained earnings. It is likely that the changes will affect the classification of some of the Group's leases of land.

(ii) FRS140 Investment Property has been amended to include within its scope investment property in the course of construction, and to require such property to be measured at fair value (where that fair value is reliably determinable), with changes in fair value recognised in the income statements. The Group has previously accounted for such assets at cost less accumulated impairment losses under FRS 116 Property, Plant and Equipment. The change will be applied prospectively and therefore will not impact the current reported results.

By virtue of the exemption provided in paragraph 44AB of FRS 7 and paragraph 103AB of FRS 139, the impact of applying FRS 7 and FRS 139 respectively on the Group's and the Company's financial statements upon initial application of these standards as required by paragraph 30(b) of FRS 108 Accounting Policies, Changes in Accounting Estimates and Errors is not disclosed.

4. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Group and of the Company have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Group (its subsidiary companies) as mentioned in Note 49 made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the financial year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The financial statements of the subsidiary companies are prepared for the same reporting date as the Company.

All significant intercompany transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered. Uniform accounting policies are adopted in the Group's financial statements for like transactions and events in similar circumstances.

Minority interests in the net assets of consolidated subsidiary companies are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary company's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business Combinations

The acquisition of subsidiary companies is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under FRS 3, Business Combinations, are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with FRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities recognised exceeds the cost of the business combination, the excess is recognised immediately in the consolidated income statement.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Revenue and Revenue Recognition

Revenue is measured at the fair value of consideration received and receivable in the normal course of business.

Revenue of the Group consists of the sales invoice value of goods supplied to third parties, net of discounts and returns, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development and completed property units, gross rental income and dividend income receivable from quoted and unquoted investments.

Revenue of the Company consists of gross rental income and gross dividend income from subsidiary companies and associated companies.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Revenue Recognition (continued)

The revenue recognition policies of the Group and of the Company are as follows:

(i) Steel Division

Gross invoice value of goods sold – upon delivery of products and customers' acceptance, net of discounts and returns and when the risks and rewards of ownership have passed to the buyer.

(ii) Property Development Division

Property development projects – upon signing of the individual sale and purchase agreements, based on the percentage of completion method.

Sales of land under development and completed property units – when the sale and purchase agreements are executed.

Rental income – on accrual basis.

(iii) Tyre Division

Gross invoice value of goods sold – upon delivery of products and customers' acceptance, net of discounts and returns and when the risks and rewards of ownership have passed to the buyer.

(iv) Building Materials Division

Gross invoice value of goods sold – upon delivery of products and customers' acceptance, net of discounts and returns and when the risks and rewards of ownership have passed to the buyer.

(v) Other Divisions

Gross invoice value of goods sold – upon delivery of products and customers' acceptance, net of discounts and returns and when the risks and rewards of ownership have passed to the buyer.

Gross dividend income – where the shareholders' right to receive payment is established.

Foreign Currency

(i) Functional and Presentation Currencies

The individual financial statements of each entity in the Group are presented in Ringgit Malaysia, Renminbi or Singapore Dollar, the currency of the primary economic environment in which the entities operate (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity, are expressed in Ringgit Malaysia, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

(ii) Foreign Currency Transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the Group's and the Company's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency (continued)

(ii) Foreign Currency Transactions (continued)

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statements for the year. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statements for the year except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in Ringgit Malaysia using exchange rate prevailing at the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the year, unless exchange rates fluctuated significantly during that year, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation adjustment account. Such translation differences are recognised in the income statements in the year in which the foreign operation is disposed of.

Employee Benefits

(i) Short-term Employee Benefits

Salaries, wages, bonuses and social security contributions are accrued for in the year in which the associated services are rendered by the employees of the Group and of the Company.

(ii) Defined Contribution Plans

The Company, its subsidiary companies incorporated in Malaysia and their eligible employees are required by law to make monthly contributions to the Employees Provident Fund ("EPF"), a local statutory defined contribution plan, at certain prescribed rates based on the employees' salaries. The Group's foreign incorporated subsidiary companies and their eligible employees also made contributions to their respective countries' statutory pension scheme. Such contributions are recognised as an expense in the income statements as incurred. Once the contributions have been paid, there are no further payment obligations.

(iii) Equity Compensation Benefits

The Group's ESOS allows the employees to acquire shares in the Company. The total fair value of share options granted to eligible employees is recognised as an employee cost in the income statements with a corresponding increase in the equity compensation reserve within equity over the vesting period and taking into account the probability that the options will vest.

The fair value of the share options is measured at grant date taking into account, if any, the market vesting conditions upon which the options were granted but excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date.

At each balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable on vesting date. It recognises the impact of the revision of original estimates, if any, in the income statements, and a corresponding adjustment to equity over the remaining vesting period. The equity amount is recognised in the equity compensation reserve until the option is exercised, upon which it will be transferred to share premium, or until the option expires, upon which it will be transferred directly to capital reserve.

The proceeds received net of any directly attributable transaction costs are credited to equity when the options are exercised.

4. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Tax

Income tax expense on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted or substantively enacted by the balance sheet date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or recoverable).

Deferred tax is accounted for, using the "balance sheet liability" method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group and the Company expect, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is charged or credited to the income statements, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly to equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when they relate to income taxes by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

The tax effects of the unutilised reinvestment allowances are recognised only upon actual realisation.

Impairment of Assets Excluding Goodwill

At each balance sheet date, the Group and the Company review the carrying amounts of their non-current assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and the Company estimate the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statements.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the income statements.

4. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Freehold land has unlimited useful life and therefore is not depreciated. Construction work-in-progress is not depreciated as this asset is also not available for use. All other property, plant and equipment are depreciated on a straight-line method at rates based on the estimated useful lives of the various assets.

The annual depreciation rates are as follows:

Freehold buildings	2% - 4%
Other buildings	2% - 5%
Plant, machinery and equipment	2% - 20%
Prime movers and trailers	15%
Motor vehicles	8% - 25%
Furniture and office equipment	5% - 25%
Computer equipment	10% - 20%
Floating cranes	5%
Tug boats and barges	10%
Renovations	2% - 10%

The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimates accounted for prospectively.

Gain or loss arising from the disposal of an asset is determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and is recognised in the income statements.

Prepaid Land Lease Payments

Leasehold land that has an indefinite economic life and title that is not expected to pass to the Group by the end of the lease period is classified as operating lease. The up-front payments for right to use the leasehold land over a predetermined period are accounted for as prepaid land lease payments and are stated at cost less amount amortised. The prepaid land lease payments are amortised on a straight-line basis over the remaining lease terms, ranging from 45 to 88 years (2008: 46 to 83 years).

Capitalisation of Borrowing Cost

Borrowing cost incurred on the construction of assets which require a substantial period of time to get them ready for their intended use are capitalised and included as part of the related assets. Capitalisation of borrowing cost will cease when the assets are ready for their intended use and is suspended during extended period in which active development is interrupted.

Investment Properties

Investment properties, comprising certain freehold and leasehold land and buildings, are properties held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group and the Company.

Investment properties are stated at fair value, representing open-market value determined by external valuers. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. Gains or losses arising from changes in the fair values of investment properties are recognised in the income statements in the year in which they arise.

On disposal of an investment property, or when it is permanently withdrawn from use and no future economic benefits are expected from its disposal, it shall be derecognised (eliminated from the balance sheets). The difference between the net disposal proceeds and the carrying amount is recognised in the income statements in the period of the retirement or disposal.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statements on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread evenly over the lease term.

Property, Plant and Equipment under Hire-Purchase

Property, plant and equipment acquired under hire-purchase are capitalised in the financial statements and the corresponding obligations treated as liabilities. Finance charges are allocated to the income statements to give a constant periodic rate of interest on the remaining hire-purchase obligations.

Land Held for Property Development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Land held for property development is transferred to property development costs (under current assets) when development activities have commenced and where the development activities are expected to be completed within the Group's normal operating cycle.

Subsidiary Companies

Subsidiary companies are those companies in which the Group has power to exercise control through the power to govern the financial and operating policies of the companies so as to obtain benefits therefrom. Control is presumed to exist when the Group owns, directly or indirectly through subsidiary companies, more than one half of the voting rights of the companies.

Investment in subsidiary companies, which is eliminated on consolidation, is stated in the Company's financial statements at cost less any accumulated impairment losses.

Associated Companies

Associated companies are entities in which the Group has significant influence, directly or indirectly and that is neither a subsidiary company nor a jointly controlled entity. Significant influence is the power to participate in the financial and operating policy decision of the investee but not in control or joint control over those policies.

Investment in associated companies is stated at the Company's separate financial statements at cost less any accumulated impairment losses.

The Group's investment in associated companies is accounted for under the equity method of accounting based on the audited or management-prepared financial statements of the associated company made up to the end of the financial year. Under this method of accounting, the Group's interest in the post-acquisition profit/loss and reserves of the associated company is included in the consolidated results while dividend received is reflected as a reduction of the cost of investment in the consolidated financial statements.

The associated companies are equity accounted for from the date the Group obtains significant influence until the date the Group ceases to have significant influence over the associated companies. Unrealised profits and losses arising from transactions between the Group and its associated companies are eliminated to the extent of the Group's equity interest in the associated companies except where unrealised losses provide evidence of an impairment of the asset transferred.

4. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Jointly Controlled Entity

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement.

Investments in jointly controlled entities are accounted for in the consolidated financial statements by the equity method of accounting based on the management-prepared financial statements of the jointly controlled entity. Under the equity method of accounting, the Group's share of profits or losses of jointly controlled entity during the financial year is included in the consolidated income statement.

Unrealised gains on transactions between the Group and its jointly controlled entity are eliminated to the extent of the Group's interest in the jointly controlled entity. Unrealised losses are eliminated unless cost cannot be recovered.

Investments

Investments in quoted and unquoted corporations are stated in both the Group's financial statements and the Company's financial statements at cost or at group cost, adjusted for accretion of interest, where applicable, less any accumulated impairment losses.

Intangible Assets

Intangible assets of the Group and of the Company comprise acquisition cost of technical know-how in the design of a subsidiary company's product and services and development expenditure. Development expenditure represents expenses incurred in the development of new or substantially improved products prior to the commencement of commercial production.

Intangible assets considered to have finite useful life, are stated at cost less any impairment losses and are amortised systematically using the straight-line method over their estimated useful lives of 10 years upon commencement of commercial production during which its economic benefits are expected to be consumed. Impairment is assessed whenever there is an indication of impairment and the amortisation period and method are also reviewed at least at each balance sheet date.

Goodwill on Consolidation

Goodwill on consolidation represents the excess of the cost of acquisition of subsidiary companies over the Group's interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary companies at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary company, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

4. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Property Development Activities

Property development revenue is recognised for all units sold using the percentage of completion method, by reference to the stage of completion of the property development projects at the balance sheet date as measured by the proportion that development costs incurred for work performed to-date bear to the estimated total property development costs on completion.

When the outcome of a property development activity cannot be estimated reliably, property development revenue is recognised to the extent of property development costs incurred that are probable of recovery.

Any anticipated loss on a property development project (including costs to be incurred over the defects liability period), is recognised as an expense immediately.

Inventories of unsold completed development units are stated at the lower of cost and net realisable value.

Accrued billings represent the excess of property development revenue recognised in the income statements over the billings to purchasers while advance billings represent the excess of billings to purchasers over property development revenue recognised in the income statements.

Inventories

Trading merchandise, finished goods, work-in-progress, raw materials and other products are valued at the lower of cost and net realisable value. Cost is determined principally on the 'weighted average' method. The costs of raw materials comprise the original purchase price plus the incidental cost incurred in bringing the inventories to their present locations and conditions. The cost of work-in-progress and finished goods comprise the cost of raw materials, direct labour, direct charges and an appropriate proportion of production overheads.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the 'specific identification' method.

Goods-in-transit are valued at the lower of cost and net realisable value.

Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

In arriving at net realisable value, due allowance is made for damaged, obsolete or slow moving inventories.

Receivables

Receivables are stated at nominal value as reduced by the appropriate allowances for estimated irrecoverable amounts. Allowance for bad and doubtful debts is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts while receivables considered to be uncollectible are written off. Bad debts are written off in the year in which they are identified.

Payables

Payables are stated at the nominal value of the consideration to be paid for goods and services received.

Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS")

The BaIDS are bonds issued in accordance with the Islamic finance concept of Bai' Bithaman Ajil. In accordance with such concept, the Group sold certain assets to a trustee, and repurchased them at the same price together with an agreed profit margin. The Group's payment of the purchase price is deferred in accordance with the maturities of the BaIDS, whilst the profit element is paid half-yearly.

The BaIDS are initially recognised at cost, being the fair value of the consideration received. After initial recognition, the profit element attributable to the BaIDS in each period is recognised as an expense on a straight-line basis to the maturity of each series respectively.

4. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

RM Denominated Bonds ("LICB and SCB Bonds") and USD Consolidated and Rescheduled Debts ("USD Debts")

The LICB and SCB Bonds and USD Debts are recorded at the net present value of debts to be settled, net of borrowing costs, if any, adjusted for accretion of interest over the period of the debts. Borrowing costs are amortised, using the straight-line method, over the period of the debts.

Redeemable Cumulative Convertible Preference Shares ("RCCPS")

The RCCPS are recorded at the amount of proceeds received, net of transaction costs.

The RCCPS are classified as non-current liabilities in the balance sheet and the preferential dividends are recognised as finance costs in the income statements in the year in which they are incurred.

Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made. Provisions are measured at the Directors' best estimate of the amount required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

At each balance sheet date, provisions are reviewed by the Directors and adjusted to reflect the current best estimate. Provisions are reversed if it is no longer probable that the Group will be required to settle the obligations.

Assets Classified As Held For Sale

Assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Financial Assets

The principal financial assets of the Group are trade and other receivables, amount owing by jointly controlled entity, deposits, cash and bank balances, and other investments.

The principal financial assets of the Company also include amount owing by subsidiary companies.

Financial Liabilities

The significant financial liabilities of the Group include trade and other payables, bank borrowings, BaIDS, LICB Bonds, SCB Bonds, USD Debts and RCCPS, which are stated at nominal value.

The significant financial liabilities of the Company also include amount owing to subsidiary companies, which are stated at nominal value.

Bank borrowings are recorded when the proceeds are received. Finance charges are accounted for on an accrual basis.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity Instruments

Ordinary shares are classified as equity. Dividends on ordinary shares are recognised in equity in the year in which they are declared.

Cash and Cash Equivalents

The Group and the Company adopt the indirect method in the preparation of the cash flow statements.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risks of changes in value.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(i) Critical judgements in applying the Group's and the Company's accounting policies

In the process of applying the Group's and the Company's accounting policies, which are described in Note 4 above, management is of the opinion that there are no instances of application of judgement which are expected to have a significant effect on the amounts recognised in the financial statements.

(ii) Key sources of estimation uncertainty

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period except for the following:

(a) Impairment of Assets

Determining whether assets are impaired requires an estimation of the recoverable amounts of the assets. During the current financial year, the Group and the Company recognised impairment losses in respect of the following:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Property, plant and equipment	**20,265**	–	**–**	–
Long-term investments	**316**	103,317	**203**	18,982
Intangible assets	**304**	–	**–**	–
Goodwill	**–**	641	**–**	–
Investment in subsidiary companies	**–**	–	**6**	1,274

Management exercises its judgement in estimating the recoverable amounts of these assets.

(b) Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value of those cash flows. The carrying amount of goodwill at the balance sheet date, pertaining to the steel operations of the Group, was RM130,443,000 (2008: RM130,443,000) and no impairment loss has been recognised in the income statements during the current financial year as the Directors are of the opinion that the recoverable amount of the cash-generating unit is higher than the carrying amount. Details of the cash-generating unit calculation are provided in Note 23.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

(ii) Key sources of estimation uncertainty (continued)

(c) Deferred Tax Assets

Deferred tax assets are recognised for deductible temporary differences, unused tax losses and unabsorbed capital allowances to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses and unabsorbed capital allowances can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon likely timing and level of future taxable profit together with future tax planning strategies. The total carrying value of deferred tax assets recognised by the Group amounted to RM122,236,000 (2008: RM76,297,000).

(d) Allowances for Doubtful Debts

Allowance for doubtful debts is made based on the evaluation of collectibility and aging analysis of accounts and on management's estimate. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the creditworthiness and the past collection history of each customer. If the financial conditions of the customers with which the Group deals were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

(e) Depreciation of Property, Plant and Equipment

The cost of property, plant and equipment except for freehold land and capital work-in-progress, is depreciated on a straight-line basis over the assets' useful lives. The Group reviews the remaining useful lives of property, plant and equipment at the end of each financial year and ensures consistency with previous estimates and patterns of consumptions of the economic benefits that embodies the items in these assets. Changes in useful lives of property, plant and equipment may result in revision of future depreciation charges.

(f) Provisions

As mentioned in Note 40, as a result of the Federal Court's decision to dismiss the appeal of Sabah Forest Industries Sdn Bhd ("SFI"), a former subsidiary company of Lion Forest Industries Berhad, the Group has provided for damages arising from litigation claim amounting to RM15,000,000. The provision is made based on the management's best estimate using information currently available. As the legal case is to be remitted to the High Court of Kota Kinabalu for the assessment of damages payable by SFI, the amount of damages that will be awarded by the High Court may differ from the provision made and the difference may be material.

6. REVENUE

An analysis of revenue is as follows:

	The Group		The Company	
	2009 RM'000	**2008 RM'000**	**2009 RM'000**	**2008 RM'000**
Sales of goods	**4,388,869**	6,924,784	–	–
Revenue from:				
Property development	**24,762**	5,548	–	–
Sales of land under development and completed property units	**2,616**	5,394	–	–
Gross rental income	**3,009**	4,431	**3,009**	4,431
Gross dividend income from:				
Associated companies (quoted in Malaysia)	–	–	**7,167**	1,063
Subsidiary companies	–	–	–	4,929
	4,419,256	6,940,157	**10,176**	10,423

7. (LOSS)/PROFIT FROM OPERATIONS

(Loss)/Profit from operations consists of the following income/(expenses):

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Exceptional item:				
Inventories written down	**(471,833)**	–	–	–
Impairment loss on:				
Property, plant and equipment (Note 13)	**(20,265)**	–	–	–
Long-term investments (Note 20)	**(316)**	(103,317)	**(203)**	(18,982)
Intangible assets (Note 22)	**(304)**	–	–	–
Goodwill (Note 23)	–	(641)	–	–
Investment in subsidiary companies	–	–	**(6)**	(1,274)
Provision for damages arising from litigation claim (Note 40)	**(15,000)**	–	–	–
(Loss)/Gain on foreign exchange (net):				
Unrealised	**(13,422)**	9,399	**(6,273)**	8,502
Realised	**(1,912)**	13,216	–	–
Rental expense of:				
Plant, machinery and equipment	**(8,497)**	(6,509)	–	–
Jetties and leasehold land	**(4,188)**	(4,029)	–	–
Premises	**(3,723)**	(702)	**(3)**	(52)
Premises payable to related parties	**(186)**	(1,178)	–	–
Allowance for:				
Doubtful trade and other receivables	**(4,888)**	(22,167)	–	(600)
Obsolescence of inventories	**(2,011)**	(37,413)	–	–
Doubtful amount owing by an associated company	–	(24,465)	–	–
Doubtful amount owing by subsidiary companies	–	–	**(76)**	(59,009)
Inventories written off	**(1,832)**	(18,285)	–	–
Audit fees:				
Current year	**(847)**	(565)	**(70)**	(70)
Underprovision in prior years	**(141)**	(29)	**(10)**	(21)
Change in fair value adjustments on investment properties (Note 14)	**(295)**	150	–	–
Deposits written off	**(72)**	–	–	–
Bad debts written off	**(40)**	–	–	–
Overprovision of development costs in prior years	**(20)**	–	**(20)**	–
Property, plant and equipment written off	**(9)**	(2,726)	–	–
Loss on disposal of property, plant and equipment	–	–	**(40)**	(4)
Gain from discount on acquisition from third party holders of:				
SCB Bonds and USD Debts	**7,028**	–	–	–
RCCPS	**642**	–	–	–
Allowance no longer required for:				
Obsolescence of inventories	**5,993**	–	–	–
Doubtful trade and other receivables	**1,635**	1,822	–	450
Cost to completion for property development projects	–	636	–	–
Doubtful amount owing by subsidiary companies	–	–	**7,717**	224

7. (LOSS)/PROFIT FROM OPERATIONS (continued)

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Impairment loss no longer required for:				
Long-term investments	**4,611**	–	**4,169**	–
Investment in associated companies	**4,222**	–	**–**	–
Investment in subsidiary companies (Note 17)	**–**	–	**1,886**	6,581
Rental income from premises	**3,102**	2,813	**–**	–
Gain on disposal/partial disposal of:				
Associated companies (Note 18)	**2,632**	102,808	**–**	71,700
Investment properties (Note 14)	**780**	2,142	**–**	2,142
Property, plant and equipment	**538**	970	**–**	–
Long-term investments	**156**	–	**–**	–
Assets classified as held for sale	**37**	2,504	**–**	–
Subsidiary companies (Note 17)	**–**	6,362	**–**	–
Interest income from Housing Development Accounts	**514**	536	**170**	190
Bad debts recovered	**129**	460	**–**	–

Analysis of staff costs is as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Salaries, bonuses and allowances	**136,684**	149,185	**4,616**	4,063
Defined contribution plans	**14,620**	16,945	**1,128**	1,132
Share-based payments	**6,762**	5,446	**1,215**	1,390
	158,066	171,576	**6,959**	6,585

Included in staff costs are the remuneration of members of key management, other than the directors of the Group and of the Company as disclosed in Note 8, as follows:

	The Group	
	2009	2008
	RM'000	RM'000
Salaries, bonuses and allowances	**2,064**	2,109
Defined contribution plans	**240**	251
Share-based payments	**165**	86
	2,469	2,446

The estimated monetary value of benefits-in-kind received and receivable by the key management personnel, other than the directors of the Group as disclosed in Note 8, otherwise than in cash from the Group amounted to RM178,011 (2008: RM191,570).

8. DIRECTORS' REMUNERATION

Directors' remuneration of the Group and of the Company classified into executive and non-executive Directors are as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Executive Director:				
Fee	**20**	20	**20**	20
Salary and other emoluments	**600**	587	**600**	587
Defined contribution plans	**77**	79	**77**	79
Share-based payments	**93**	142	**93**	142
	790	828	**790**	828
Non-executive Directors:				
Fees	**190**	188	**190**	188
Salary and other emoluments	**127**	127	**24**	24
Defined contribution plans	**13**	12	**–**	–
Share-based payments	**23**	56	**–**	–
	353	383	**214**	212
Total	**1,143**	1,211	**1,004**	1,040

The estimated monetary value of benefits-in-kind received and receivable by the executive Director otherwise than in cash from the Group and the Company amounted to RM113,334 (2008: RM111,454).

9. INVESTMENT INCOME

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Interest income from:				
Fixed deposits	**13,606**	15,028	**352**	450
Long-term investments	**5,631**	2,332	**566**	–
Related parties	**3,839**	5,683	**3,583**	3,728
Accretion of notional interest on deferred consideration	**1,909**	9,030	**–**	–
Subsidiary companies	**–**	–	**5**	6,188
Others	**2,748**	2,209	**–**	–
	27,733	34,282	**4,506**	10,366

10. FINANCE COSTS

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Interest expense on:				
Term loans	**42,718**	63,942	**-**	-
Bills payable	**7,798**	5,731	**-**	-
Security deposits received from customers	**7,780**	5,308	**-**	-
Bank overdrafts	**6,208**	726	**-**	-
LICB Bonds and USD Debts	**3,859**	8,637	**4,459**	8,413
SCB Bonds and USD Debts	**3,447**	-	**-**	-
Finance lease and hire-purchase	**639**	98	**16**	19
RCCPS	**78**	-	**-**	-
Advances from subsidiary companies	**-**	-	**445**	2,252
Others	**6,819**	2,190	**29**	110
Profit element on BaIDS	**28,523**	33,530	**-**	-
Borrowing costs	**1,876**	1,875	**1,876**	1,875
	109,745	122,037	**6,825**	12,669

11. TAX CREDIT/(EXPENSE)

Tax credit/(expense) for the Group and the Company consists of:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Estimated tax payable:				
Malaysia - current year	**(7,460)**	(36,516)	**-**	(2,961)
(Under)/Overprovision in prior years	**(2,968)**	(723)	**141**	33
	(10,428)	(37,239)	**141**	(2,928)
Deferred taxation (Note 21):				
Malaysia - current year	**113,158**	(14,218)	**519**	1,566
Over/(Under) provision in prior years	**29,259**	-	**(432)**	-
	142,417	(14,218)	**87**	1,566
	131,989	(51,457)	**228**	(1,362)

11. TAX CREDIT/(EXPENSE) (continued)

The tax credit/(expense) varied from the amount of tax credit/(expense) determined by applying the applicable income tax rate to (loss)/profit before tax as a result of the following differences:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	RM'000	**RM'000**	**RM'000**	**RM'000**
(Loss)/Profit before tax	**(374,767)**	893,550	**5,705**	8,416
Tax at statutory tax rate of 25% (2008: 26%)	**93,692**	(232,323)	**(1,426)**	(2,188)
Effect of different tax rates in other countries	**3**	119	**-**	-
Tax effects of:				
Non-taxable income	**61,072**	38,726	**5,012**	23,397
Non-deductible expenses	**(53,512)**	(85,136)	**(3,067)**	(22,604)
Double deduction of expenses	**1,165**	10,023	**-**	-
Effect on deferred tax due to change in income tax rate	**(111)**	(6,792)	**-**	-
Tax effect on share in results of associated companies and jointly controlled entity	**8,718**	21,466	**-**	-
Deferred tax assets not recognised	**(5,329)**	-	**-**	-
Realisation of deferred tax assets previously not recognised	**-**	121,807	**-**	-
Utilisation of reinvestment allowances	**-**	81,376	**-**	-
(Under)/Overprovision in prior years:				
Tax payable	**(2,968)**	(723)	**141**	33
Deferred taxation	**29,259**	-	**(432)**	-
Tax credit/(expense)	**131,989**	(51,457)	**228**	(1,362)

The Company has the following tax-exempt accounts:

	The Company	
	2009	**2008**
	RM'000	**RM'000**
Tax-exempt accounts in respect of:		
Income tax waived in accordance with the Income Tax (Amendment) Act, 1999	**21,170**	21,170
Tax-exempt dividends received	**15,596**	8,428
Total	**36,766**	29,598

Subject to agreement with the tax authorities, these tax-exempt accounts are available for distribution as tax-exempt dividends up to the same amounts. As of 30 June 2009, the Company has not distributed any of its tax-exempt accounts as tax-exempt dividends.

12. (LOSS)/EARNINGS PER ORDINARY SHARE

(a) Basic (loss)/earnings per share

Basic (loss)/earnings per share of the Group is calculated by dividing (loss)/profit for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2009 RM'000	2008 RM'000
(Loss)/Profit attributable to ordinary equity holders of the Company:	**(278,298)**	844,205

	2009 '000	2008 '000
Weighted average number of ordinary shares:		
Issued shares at beginning of year	**712,700**	705,555
Effect of the exercise of ESOS	**203**	3,831
	712,903	709,386

	2009	2008
Basic (loss)/earnings per share (sen)	**(39.04)**	119.01

(b) Diluted earnings per share

	2009 RM'000	2008 RM'000
(Loss)/Profit attributable to ordinary equity holders of the Company:	**(278,298)**	844,205

	2009 '000	2008 '000
Weighted average number of ordinary shares in issue	**N/A**	709,386
Effect of dilution:		
Share options	**N/A**	2,769
Adjusted weighted average number of ordinary shares in issue and issuable	**N/A**	712,155

	2009	2008
Diluted (loss)/earnings per share (sen)	**N/A**	118.54

The main features of the ESOS are set out in Note 30.

As of 30 June 2009, the options over 9,732,300 unissued ordinary shares granted to eligible executives and executive Directors pursuant to the Company's ESOS have an anti-dilutive effect and therefore the diluted loss per ordinary share was not presented.

13. PROPERTY, PLANT AND EQUIPMENT

The Group

	COST									
	As of 1 July 2007 RM'000	Additions RM'000	Exchange differences RM'000	Disposals RM'000	Adjustment* RM'000	Effects of acquisition of a subsidiary company RM'000	Transfer to investment properties RM'000	Write-offs RM'000	Reclassi -fication RM'000	As of 30 June 2008 RM'000
Freehold land	76,661	308	-	-	-	-	-	-	-	76,969
Freehold buildings	273,652	25,230	-	-	-	-	-	-	-	298,882
Buildings under long lease	157,075	1,164	2,909	-	(45,280)	-	(1,261)	(4)	(2,407)	112,196
Buildings under short lease	7,357	-	-	-	-	-	-	-	-	7,357
Plant, machinery and equipment	1,394,468	17,402	6,581	(3,656)	-	-	-	(9,420)	13,111	1,418,486
Prime movers and trailers	-	762	-	-	-	14,136	-	-	-	14,898
Motor vehicles	10,917	1,650	39	(69)	-	96	-	(140)	-	12,493
Furniture and office equipment	47,112	4,827	23	(55)	-	202	-	(694)	(265)	51,150
Computer equipment	4,611	429	119	(30)	-	71	-	-	1,667	6,867
Floating cranes	-	32,911	-	-	-	-	-	-	-	32,911
Tug boats and barges	19,237	17,624	-	-	-	-	-	-	-	36,861
Renovations	4,743	11	-	-	-	-	-	-	-	4,754
Construction work-in-progress	133,272	101,264	-	-	-	-	-	(1,000)	(12,106)	221,430
Total	2,129,105	203,582	9,671	(3,810)	(45,280)	14,505	(1,261)	(11,258)	-	2,295,254

* The adjustment is in respect of long leasehold building over taken up in prior year.

	COST									
	As of 1 July 2008 RM'000	Additions RM'000	Exchange differences RM'000	Disposals RM'000	Adjustment* RM'000	Effects of acquisition of a subsidiary company RM'000	Transfer to investment properties RM'000	Write-offs RM'000	Reclassi -fication RM'000	As of 30 June 2009 RM'000
Freehold land	76,969	1,050	-	-	-	552	-	-	6,123	**84,694**
Freehold buildings	298,882	2,928	(626)	-	-	78,121	-	-	-	**379,305**
Buildings under long lease	112,196	2,025	3,571	-	-	-	(169)	(54)	10,714	**128,283**
Buildings under short lease	7,357	-	-	-	-	-	-	-	-	**7,357**
Plant, machinery and equipment	1,418,486	32,020	7,908	(2,164)	-	372,844	-	(2)	23,792	**1,852,884**
Prime movers and trailers	14,898	12,964	-	-	-	-	-	-	-	**27,862**
Motor vehicles	12,493	754	46	(1,964)	-	6,850	-	-	-	**18,179**
Furniture and office equipment	51,150	3,358	15	(220)	-	25,282	-	(250)	375	**79,710**
Computer equipment	6,867	1,580	323	(59)	-	-	-	-	(82)	**8,629**
Floating cranes	32,911	-	-	-	-	-	-	-	-	**32,911**
Tug boats and barges	36,861	2,034	-	-	-	-	-	-	-	**38,895**
Renovations	4,754	-	-	-	-	-	-	-	-	**4,754**
Construction work-in-progress	221,430	109,225	-	-	-	18,098	-	-	(40,922)	**307,831**
Total	2,295,254	167,938	11,237	(4,407)	-	501,747	(169)	(306)	-	**2,971,294**

13. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group

ACCUMULATED DEPRECIATION

	As of 1 July 2007 RM'000	Charge for the year RM'000	Exchange differences RM'000	Disposals RM'000	Effects of acquisition of a subsidiary company RM'000	Transfer to investment properties RM'000	Write-offs RM'000	Reclassification RM'000	As of 30 June 2008 RM'000
Freehold land	-	-	-	-	-	-	-	-	-
Freehold buildings	40,018	14,859	-	-	-	-	-	-	54,877
Buildings under long lease	72,100	4,594	140	-	-	(629)	(1)	-	76,204
Buildings under short lease	466	-	-	-	-	-	-	-	466
Plant, machinery and equipment	586,208	70,349	1,081	(3,441)	-	-	(7,847)	261	646,611
Prime movers and trailers	-	20	-	-	10,676	-	-	-	10,696
Motor vehicles	7,481	1,385	11	(69)	66	-	(41)	-	8,833
Furniture and office equipment	32,736	2,934	16	(43)	104	-	(643)	11	35,115
Computer equipment	2,621	376	36	(28)	63	-	-	(272)	2,796
Floating crane	-	391	-	-	-	-	-	-	391
Tug boats and barges	280	3,101	-	-	-	-	-	-	3,381
Renovations	4,365	309	-	-	-	-	-	-	4,674
Construction work-in-progress	-	-	-	-	-	-	-	-	-
Total	746,275	98,318	1,284	(3,581)	10,909	(629)	(8,532)	-	844,044

ACCUMULATED DEPRECIATION

	As of 1 July 2008 RM'000	Charge for the year RM'000	Exchange differences RM'000	Disposals RM'000	Effects of acquisition of a subsidiary company RM'000	Transfer to investment properties RM'000	Write-offs RM'000	Reclassification RM'000	As of 30 June 2009 RM'000
Freehold land	-	-	-	-	-	-	-	-	**-**
Freehold buildings	54,877	15,962	(217)	-	28,047	-	-	-	**98,669**
Buildings under long lease	76,204	5,406	347	-	-	(52)	(54)	-	**81,851**
Buildings under short lease	466	-	-	-	-	-	-	-	**466**
Plant, machinery and equipment	646,611	79,827	1,644	(1,975)	211,089	-	(2)	-	**937,194**
Prime movers and trailers	10,696	995	-	-	-	-	-	-	**11,691**
Motor vehicles	8,833	1,164	17	(1,815)	5,194	-	-	-	**13,393**
Furniture and office equipment	35,115	3,603	42	(199)	23,951	-	(241)	249	**62,520**
Computer equipment	2,796	757	59	(56)	-	-	-	(249)	**3,307**
Floating crane	391	1,563	-	-	-	-	-	-	**1,954**
Tug boats and barges	3,381	3,649	-	-	-	-	-	-	**7,030**
Renovations	4,674	25	-	-	-	-	-	-	**4,699**
Construction work-in-progress	-	-	-	-	-	-	-	-	**-**
Total	844,044	112,951	1,892	(4,045)	268,281	(52)	(297)	-	**1,222,774**

13. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group

	ACCUMULATED IMPAIRMENT LOSSES					NET BOOK VALUE	
	As of 1 July 2007 RM'000	Charge for the year RM'000	As of 30 June 2008 RM'000	Charge for the year RM'000	As of 30 June 2009 RM'000	As of 30 June 2008 RM'000	As of 30 June 2009 RM'000
Freehold land	–	–	–	–	–	76,969	**84,694**
Freehold buildings	–	–	–	–	–	244,005	**280,636**
Buildings under long lease	–	–	–	–	–	35,992	**46,432**
Buildings under short lease	–	–	–	–	–	6,891	**6,891**
Plant, machinery and equipment	478	–	478	17,050	**17,528**	771,397	**898,162**
Prime movers and trailers	–	–	–	3,215	**3,215**	4,202	**12,956**
Motor vehicles	–	–	–	–	–	3,660	**4,786**
Furniture and office equipment	–	–	–	–	–	16,035	**17,190**
Computer equipment	–	–	–	–	–	4,071	**5,322**
Floating crane	–	–	–	–	–	32,520	**30,957**
Tug boats and barges	–	–	–	–	–	33,480	**31,865**
Renovations	–	–	–	–	–	80	**55**
Construction work-in-progress	–	–	–	–	–	221,430	**307,831**
Total	478	–	478	20,265	**20,743**	1,450,732	**1,727,777**

The Company

	COST			
	As of 1 July 2007 RM'000	Additions RM'000	Disposal RM'000	As of 30 June 2008 RM'000
Plant, machinery and equipment	2,105	–	–	2,105
Motor vehicles	1,396	542	(138)	1,800
Furniture and office equipment	1,315	2	–	1,317
Computer equipment	1,198	27	–	1,225
Renovations	3,826	11	–	3,837
Total	9,840	582	(138)	10,284

	COST			
	As of 1 July 2008 RM'000	Additions RM'000	Disposals RM'000	As of 30 June 2009 RM'000
Plant, machinery and equipment	2,105	–	–	**2,105**
Motor vehicles	1,800	–	(149)	**1,651**
Furniture and office equipment	1,317	15	(37)	**1,295**
Computer equipment	1,225	1,483	(21)	**2,687**
Renovations	3,837	–	–	**3,837**
Total	10,284	1,498	(207)	**11,575**

13. PROPERTY, PLANT AND EQUIPMENT (continued)

The Company

	ACCUMULATED DEPRECIATION			
	As of 1 July 2007 RM'000	**Charge for the year RM'000**	**Disposal RM'000**	**As of 30 June 2008 RM'000**
Plant, machinery and equipment	2,105	–	–	2,105
Motor vehicles	439	145	(41)	543
Furniture and office equipment	1,211	21	–	1,232
Computer equipment	868	79	–	947
Renovations	3,556	271	–	3,827
Total	8,179	516	(41)	8,654

	ACCUMULATED DEPRECIATION				NET BOOK VALUE	
	As of 1 July 2008 RM'000	**Charge for the year RM'000**	**Disposals RM'000**	**As of 30 June 2009 RM'000**	**As of 30 June 2008 RM'000**	**As of 30 June 2009 RM'000**
Plant, machinery and equipment	2,105	–	–	**2,105**	–	**–**
Motor vehicles	543	157	(83)	**617**	1,257	**1,034**
Furniture and office equipment	1,232	19	(30)	**1,221**	85	**74**
Computer equipment	947	161	(21)	**1,087**	278	**1,600**
Renovations	3,827	1	–	**3,828**	10	**9**
Total	8,654	338	(134)	**8,858**	1,630	**2,717**

As of 30 June 2009, the property, plant and equipment of certain subsidiary companies with carrying values totalling RM1,192.6 million (2008: RM1,182.9 million) have been charged as collaterals to certain financial institutions for the LICB Bonds and USD Debts, BaIDS and borrowings granted to the Group (Notes 32, 33, 36 and 41).

Included in property, plant and equipment of the Group and of the Company are motor vehicles acquired under lease and hire-purchase arrangements with net book values of RM14,800,000 (2008: RM2,924,000) and RM882,000 (2008: RM1,256,000) respectively.

14. INVESTMENT PROPERTIES

	The Group		The Company	
	2009 RM'000	**2008 RM'000**	**2009 RM'000**	**2008 RM'000**
At beginning of year	**69,151**	101,047	**62,742**	95,300
Fair value adjustments during the year (Note 7)	**(295)**	150	**–**	–
Transfer from property, plant and equipment (Note 13)	**117**	632	**–**	–
Reclassified as held for sale (Note 29)	**–**	(120)	**–**	–
Disposals	**(895)**	(32,558)	**–**	(32,558)
At end of year	**68,078**	69,151	**62,742**	62,742

The fair values of the investment properties have been arrived at on the basis of valuations carried out by independent valuers that are not related to the Group and the Company. Valuations were based on current prices in an active market for the properties.

14. INVESTMENT PROPERTIES (continued)

The rental income earned by the Group and the Company from their investment properties amounted to RM3,526,000 (2008: RM4,822,000) and RM3,009,000 (2008: RM4,431,000) respectively. Direct operating expenses pertaining to the investment properties of the Group and of the Company that generated rental income during the year amounted to RM678,000 (2008: RM571,000) and RM655,000 (2008: RM549,500) respectively.

Direct operating expenses incurred by the Group for investment properties that did not generate any rental income during the financial year amounted to RM47,600 (2008: RM31,800).

As of 30 June 2009, all freehold and leasehold land and buildings of the Group and of the Company included as part of investment properties with fair values totalling RM68,023,000 (2008: RM69,096,000) and RM62,742,000 (2008: RM62,742,000) respectively have been charged as collaterals to certain local banks for bank overdrafts and other credit facilities granted to the Group (Notes 32, 33, 36 and 41).

As of 30 June 2009, the titles to all parcels of leasehold land and buildings of the Company included as part of investment properties with carrying values totalling RM62,742,000 (2008: RM62,742,000) have not been registered in the name of the Company.

Investment properties amounting to RM67,099,000 (2008: RM67,245,000) and RM62,742,000 (2008: RM62,742,000) for the Group and the Company respectively are held under leasehold interest.

During the current financial year, the Group disposed of certain investment properties to a third party for a total cash consideration of RM1,675,000. This transaction gave rise to a gain on disposal of RM780,000 (Note 7).

During the previous financial year, the Group and the Company disposed of certain investment properties to related parties for a total cash consideration of RM34,700,000. These transactions gave rise to a gain on disposal of RM2,142,000 (Note 7).

15. PREPAID LAND LEASE PAYMENTS

	The Group	
	2009 RM'000	2008 RM'000
Cost:		
At beginning of year	**128,745**	128,153
Exchange differences	**160**	592
Effects of acquisition of a subsidiary company	**5,303**	–
At end of year	**134,208**	128,745
Cumulative amortisation:		
At beginning of year	**26,611**	24,562
Amortisation for the year	**2,805**	2,049
At end of year	**29,416**	26,611
Unamortised portion:		
At beginning of year	**102,134**	103,591
At end of year	**104,792**	102,134

15. PREPAID LAND LEASE PAYMENTS (continued)

Prepaid land lease payments relate to:

(a) Lease of land for the Group's factory buildings, office complexes and warehouses located in the Mukim of Bukit Raja, Klang, Selangor, Pasir Gudang Industrial Estate, Johor and Kamunting, Perak, and the leases will expire between the years 2025 and 2097. The Group does not have an option to purchase the leased land upon the expiry of the lease period; and

(b) Land use rights paid to government authorities of the People's Republic of China for factory buildings, office complex and warehouse located in the LuHe Industrial Zone, Zhucheng, Shandong Province, and the lease will expire in year 2054.

Prepaid land lease payments are amortised over the lease terms of the land/rights.

As of 30 June 2009, the prepaid land lease payments of the Group with carrying values totalling RM100.5 million (2008: RM102.1 million) have been charged as collaterals to certain financial institutions for the LICB Bonds and USD Debts, BaIDS and borrowings granted to the Group (Notes 32, 33, 36 and 41).

16. LAND HELD FOR PROPERTY DEVELOPMENT AND PROPERTY DEVELOPMENT COSTS

(a) Land Held for Property Development

	The Group		The Company	
	2009	2008	**2009**	2008
	RM'000	RM'000	**RM'000**	RM'000
At beginning of year:				
Land costs	**45,912**	59,813	**53**	53
Development costs	**8,105**	10,596	**257**	63
	54,017	70,409	**310**	116
Development costs incurred	**2**	1,200	**2**	194
Disposal	**-**	(892)	**-**	-
Overprovision of development costs in prior years	**(20)**	-	**(20)**	-
Cost transferred to property development costs - net	**-**	(16,700)	**-**	-
Accumulated impairment losses:				
At beginning of year	**(18,458)**	(18,330)	**-**	-
Disposal	**-**	431	**-**	-
Transfer from property development costs - net	**-**	(559)	**-**	-
At end of year	**(18,458)**	(18,458)	**-**	-
Net	**35,541**	35,559	**292**	310

16. LAND HELD FOR PROPERTY DEVELOPMENT AND PROPERTY DEVELOPMENT COSTS (continued)

b) Property Development Costs

	The Group	
	2009	**2008**
	RM'000	**RM'000**
At beginning of year:		
Land cost	**32,774**	16,074
Development costs	**39,314**	35,427
	72,088	51,501
Development costs incurred	**9,890**	4,067
Transfer from land held for property development – net	**-**	16,700
	81,978	72,268
Costs recognised as expenses in income statements:		
Previous years	**(12,045)**	(7,819)
Current year	**(8,755)**	(4,226)
	(20,800)	(12,045)
Cost transferred to completed units	**(362)**	(180)
Cost eliminated due to completion of project	**(6,465)**	-
Accumulated impairment losses:		
At beginning of year	**(3,324)**	(3,883)
Transfer to land held for property development – net	**-**	559
Transfer to completed units	**47**	-
Closed out due to completion of projects	**142**	-
At end of year	**(3,135)**	(3,324)
Net	**51,216**	56,719

As of 30 June 2009, certain parcels of land of the Group with carrying values totalling RM39.5 million (2008: RM39.5 million) have been charged as collaterals for the LICB Bonds and USD Debts (Note 32).

As of 30 June 2009, the titles to certain parcels of land held for property development of the Group with carrying values totalling RM4.7 million (2008: RM4.0 million) have yet to be registered in the name of the subsidiary companies.

17. INVESTMENT IN SUBSIDIARY COMPANIES

	The Company	
	2009	2008
	RM'000	RM'000
Shares quoted in Malaysia:		
At beginning and end of year	**42,232**	42,232
Unquoted shares in Malaysia:		
At cost:		
At beginning of year	**292,684**	292,234
Addition	**-**	450
At end of year	**292,684**	292,684
Deemed capital contribution	**13,292**	7,702
	305,976	300,386
Accumulated impairment losses	**(165,724)**	(167,604)
	140,252	132,782
Total	**182,484**	175,014
Market value of quoted shares	**35,199**	37,456

During the current financial year, the Directors reviewed the Company's investment in subsidiary companies for indication of impairment and concluded that the recoverable amounts of certain subsidiary companies are in excess of their carrying values. Accordingly, the Directors made a reversal of impairment loss amounting to RM1,886,000 (2008: RM6,581,000) in respect of the investment in these subsidiary companies.

On 28 November 2008, Lion Forest Industries Berhad ("LFIB"), a subsidiary company of the Group, completed the acquisition of 84.16% equity interest in Silverstone Corporation Berhad ("SCB") for a consideration of RM6,673,296, satisfied by the issue and allotment by LFIB of 19,931,861 new ordinary shares of RM1.00 each at an issue price of RM1.00 each to the accepting shareholders of SCB.

The effects of the abovementioned acquisition of SCB on the financial results of the Group from the date of acquisition to 30 June 2009 are as follows:

	The Group
	2009
	RM'000
Revenue	**225,108**
Profit after tax and minority interest	**5,649**

17. INVESTMENT IN SUBSIDIARY COMPANIES (continued)

The fair value of the assets acquired and liabilities assumed from the acquisition of SCB are as follows:

	Fair value recognised on acquisition RM'000	Carrying value RM'000
Property, plant and equipment	**233,466**	**233,466**
Investment in associated companies	**154,990**	**233,190**
Investments	**45,274**	**45,274**
Prepaid land lease payments	**5,303**	**5,303**
Deferred tax assets	**15,309**	**15,309**
Inventories	**96,523**	**96,523**
Trade and other receivables, deposits and prepayments	**82,723**	**82,723**
Amount owing by associated companies	**23,687**	**23,687**
Tax recoverable	**470**	**470**
Cash and bank balances	**24,423**	**24,423**
Trade and other payables, deposits and accrued expenses	**(82,638)**	**(82,638)**
Tax liabilities	**(18)**	**(18)**
Bank borrowings and hire-purchase obligations	**(80,878)**	**(83,650)**
SCB Bonds and USD Debts	**(310,832)**	**(512,991)**
Deferred tax liabilities	**(377)**	**(377)**
RCCPS	**(21,122)**	**(36,935)**
Minority interest	**(14,108)**	**(14,108)**
Provisional fair value of net assets acquired	**172,195**	**29,651**
Total cost of investment in SCB	**(6,698)**	
	165,497	
Minority interest	**(27,778)**	
Net negative goodwill	**137,719**	
Cash and bank balances of subsidiary companies acquired	**24,423**	
Less: Fixed deposits pledged to financial institutions	**(2,080)**	
Bank overdrafts	**(15,919)**	
Cash flows on acquisition, net of cash and cash equivalents acquired	**6,424**	

The negative goodwill arose mainly due to the fair values of the SCB Bonds and USD Debts and RCCPS acquired by the Group being lower than the book values of the said bonds and debts and RCCPS issued by SCB.

During the previous financial year, the following transactions occurred:

(i) On 24 August 2007, Holdsworth Investment Pte Ltd, a 70% owned subsidiary company of the Company, completed the disposal of its entire 90% investment in Shanghai Lion Plastic Industrial Co Ltd ("Shanghai Lion Plastic") for a cash consideration of Rmb16 million (approximately RM7.67 million). The transaction resulted in a gain of approximately RM6,362,000 for the Group (Note 7); and

(ii) On 27 March 2008, LFIB entered into a conditional share sale agreement with Amsteel Corporation Berhad ("ACB"), a company in which a Director and certain substantial shareholders of the Company had substantial financial interest, to acquire from ACB its entire equity interest in Singa Logistics Sdn Bhd ("Singa Logistics") for a cash consideration of RM2,727,000. Singa Logistics is principally engaged in the provision of transportation services. This acquisition was completed on 24 April 2008.

17. INVESTMENT IN SUBSIDIARY COMPANIES (continued)

The effects of the abovementioned disposal of Shanghai Lion Plastic on the financial results of the Group for the previous financial year were as follows:

	(Up to the date of disposal) 2008 RM'000
Revenue	-
Operating expenses	-
Loss from operations	-

Analysis of the abovementioned disposal of Shanghai Lion Plastic on cashflow statement of the Group for the previous financial year were as follows:

	2008 RM'000
Property, plant and equipment	10,382
Intangible assets	770
Inventories	3,947
Other receivables, deposits and prepayments	1,089
Deposits, cash and bank balances	296
Trade payables	(3,792)
Other payables, deposits and accrued expenses	(11,849)
Minority interests	(685)
Translation adjustment account	1,150
Carrying value of net assets	1,308
Gain on disposal recognised in income statements	6,362
Total cash consideration	7,670
Less: Cash and cash equivalents disposed of	(296)
Cash flow on disposal	7,374

The effects of the abovementioned acquisition of Singa Logistics on the financial results of the Group from the date of acquisition to 30 June 2008 were as follows:

	The Group 2008 RM'000
Revenue	2,100
Profit after tax	71

17. INVESTMENT IN SUBSIDIARY COMPANIES (continued)

The fair value of the assets acquired and liabilities assumed from the acquisition of Singa Logistics were as follows:

	Fair value recognised on acquisition 2008 RM'000	Carrying value 2008 RM'000
Net assets acquired:		
Property, plant and equipment	3,596	380
Inventories	8	8
Trade receivables	385	385
Deposits, cash and bank balances	3,168	3,168
Trade payables	(531)	(531)
Other payables, deposits and accrued expenses	(3,811)	(3,811)
Hire-purchase obligations	(28)	(28)
Tax liabilities	(2)	(2)
Deferred tax liabilities	(58)	(58)
Net assets acquired	2,727	(489)
Deposits, cash and bank balances of subsidiary company acquired	3,168	
Less: Purchase consideration	(2,727)	
Cash flows on acquisition, net of cash and cash equivalents acquired	441	

As of 30 June 2009, the investment in a quoted subsidiary company of the Company with carrying value of RM42,232,000 (2008: RM42,232,000) has been pledged as collaterals to certain financial institutions for the LICB Bonds and USD Debts (Note 32).

18. INVESTMENT IN ASSOCIATED COMPANIES

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
At cost:				
Quoted investments	**384,160**	300,674	**20,141**	20,141
Unquoted investments	**152,418**	75,094	**–**	–
	536,578	375,768	**20,141**	20,141
Share in post-acquisition results less dividends received	**255,857**	251,969	**–**	–
	792,435	627,737	**20,141**	20,141
Market value of quoted investments	**1,153,388**	1,185,023	**251,721**	275,908

18. INVESTMENT IN ASSOCIATED COMPANIES (continued)

The summarised financial information in respect of the Group's associated companies are set out below:

	The Group	
	2009 RM'000	2008 RM'000
Assets and Liabilities		
Current assets	**4,570,468**	4,253,792
Non-current assets	**6,825,324**	4,591,342
Total Assets	**11,395,792**	8,845,134
Current liabilities	**3,221,389**	2,339,334
Non-current liabilities	**3,512,303**	2,632,573
Total Liabilities	**6,733,692**	4,971,907
Results		
Revenue	**5,410,477**	3,644,413
(Loss)/Profit for the year	**(279,919)**	415,717

The carrying value of the Group's investment in associated companies is represented by:

	The Group	
	2009 RM'000	2008 RM'000
Share of net assets (excluding goodwill)	**550,766**	428,584
Share of goodwill of associated companies	**241,669**	199,153
	792,435	627,737

Included in the investment in associated companies is cumulative exchange gain of RMNil (2008: RM3.0 million) arising from year end translation of investment in foreign incorporated associated companies.

The Group's share in losses of certain associated companies has been recognised to the extent of the carrying amount of the investments. The cumulative and current year's unrecognised share of losses amounted to RM137.7 million (2008: RM44.3 million) and RM93.4 million (2008: RM3.0 million) respectively.

As of 30 June 2009, the investment in quoted associated companies of the Company with carrying value of RM20,141,000 (2008: RM20,141,000) has been pledged as collaterals to certain financial institutions for the LICB Bonds and USD Debts (Note 32).

During the current financial year, the Group disposed of its entire equity interest with carrying value amounting to RMNil in an associated company, Changchun Fawer-Lion Auto Electromechanical Co Ltd, for a consideration of RM2,632,000. This disposal gave rise to a gain on disposal of RM2,632,000 to the Group (Note 7).

During the previous financial year, the Group and the Company disposed of certain equity interest with carrying value amounting to RM53,293,000 and RM4,200,000 in associated companies for considerations of RM156,101,000 and RM75,900,000 respectively. These disposals gave rise to a gain on disposal of RM102,808,000 and RM71,700,000 to the Group and the Company respectively (Note 7).

19. INVESTMENT IN JOINTLY CONTROLLED ENTITY

	The Group 2009 RM'000	The Group 2008 RM'000
Unquoted shares:		
At cost	**125**	125
Share in post-acquisition results	**(125)**	(125)
	-	-

Details of the jointly controlled entity, which is incorporated in Malaysia, are as follows:

Name of Jointly Controlled Entity	Financial Year End	Effective Percentage Ownership 2009 %	Effective Percentage Ownership 2008 %	Principal Activities
Mergexcel Property Development Sdn Bhd	31 March	**49**	49	Property development

The jointly controlled entity is audited by a firm of auditors other than the auditors of the Company.

The summarised financial information in respect of the Group's jointly controlled entity is set out below:

	The Group 2009 RM'000	The Group 2008 RM'000
Assets and Liabilities		
Current assets	**3,895**	25,023
Non-current assets	**190,438**	162,791
Total Assets	**194,333**	187,814
Current liabilities	**194,809**	188,002
Non-current liabilities	**-**	-
Total Liabilities	**194,809**	188,002
Results		
Revenue	**-**	-
Loss for the year	**(288)**	(484)

Amount owing by jointly controlled entity arose mainly from advances granted and payments made on behalf of the jointly controlled entity. The said amount is interest-free (2008: interest-free) and repayable on demand.

20. LONG-TERM INVESTMENTS

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Quoted investments in Malaysia:				
At cost				
Shares	**3,004**	3,086	**1,729**	1,737
Warrants	**56,972**	–	**37,302**	–
ICULS*	**30,015**	–	**–**	–
	89,991	3,086	**39,031**	1,737
Accumulated impairment losses	**(56,647)**	(1,482)	**(37,368)**	(763)
	33,344	1,604	**1,663**	974
Quoted investments outside Malaysia:				
Shares - at cost	**131**	56	**56**	56
Accumulated impairment losses	**(31)**	(27)	**(31)**	(27)
	100	29	**25**	29
Unquoted investments:				
At cost				
Ordinary shares	**1,663**	63,515	**400**	37,702
Unquoted bonds, adjusted for accretion of interest	**42,372**	295,297	**–**	42,067
RCCPS**	**–**	6,799	**–**	–
RCSLS***	**39,146**	–	**16,738**	–
	83,181	365,611	**17,138**	79,769
Accumulated impairment losses	**(22,928)**	(160,858)	**–**	(53,079)
	60,253	204,753	**17,138**	26,690
Less: Unquoted bonds, redeemable within one year (Note 25)	**(2,405)**	(60,063)	**–**	(26,290)
	57,848	144,690	**17,138**	400
Total	**91,292**	146,323	**18,826**	1,403
Market value of quoted investments	**33,449**	1,641	**1,693**	1,010

* Represents irredeemable convertible unsecured loan stocks issued by Lion Diversified Holdings Berhad.

** Represents redeemable cumulative convertible preference shares issued by Silverstone Corporation Berhad.

*** Represents redeemable convertible secured loan stocks issued by Lion Corporation Berhad.

During the current financial year, the Directors reviewed the Group's and the Company's long-term investments for indication of impairment and concluded that the carrying amounts are in excess of their recoverable amounts. Accordingly, the Directors have made an impairment loss amounting to RM316,000 (2008: RM103,317,000) and RM203,000 (2008: RM18,982,000) in the income statements of the Group and of the Company respectively (Note 7).

Certain of the Group's investments with carrying values totalling RM62.14 million (2008: RM102.2 million) have been pledged as collaterals to certain financial institutions for the LICB Bonds, SCB Bonds, USD Debts and borrowings (Notes 32, 34, 36 and 41).

The investment in unquoted bonds, ICULS and RCSLS of the Company and of certain subsidiary companies bear a yield to maturity at rates ranging from 4.00% to 7.00% (2008: 4.75% and 7.75%) per annum.

21. DEFERRED TAX ASSETS/LIABILITIES

Deferred Tax Assets

	The Group	
	2009 RM'000	2008 RM'000
At beginning of year	**76,297**	76,364
Transfer from/(to) income statements (Note 11)	**30,630**	(67)
Acquisition of a subsidiary company (Note 17)	**15,309**	–
At end of year	**122,236**	76,297

Deferred Tax Liabilities

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
At beginning of year	**146,459**	132,250	**465**	2,031
Transfer to/(from) income statements (Note 11)	**(111,787)**	14,151	**(87)**	(1,566)
Acquisition of a subsidiary company (Note 17)	**377**	58	**–**	–
At end of year	**35,049**	146,459	**378**	465

The deferred tax assets of the Group represent the tax effects of the following:

	The Group	
	2009 RM'000	2008 RM'000
Temporary differences arising from:		
Property, plant and equipment	**(41,312)**	(13,019)
Property development activities	**5,648**	6,090
Others	**–**	(946)
Unused tax losses	**119,956**	101,471
Unabsorbed capital allowances	**65,028**	4,456
	149,320	98,052
Less: Deferred tax assets not recognised	**(27,084)**	(21,755)
Deferred tax assets recognised	**122,236**	76,297

21. DEFERRED TAX ASSETS/LIABILITIES (continued)

The deferred tax liabilities of the Group and of the Company represent the tax effects of the following:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Temporary differences arising from:				
Property, plant and equipment	**39,511**	140,808	**1,608**	745
Property development activities	**760**	2,953	**–**	–
Others	**2,877**	3,808	**–**	–
Unused tax losses and unabsorbed capital allowances	**(8,099)**	(1,110)	**(1,230)**	(280)
	35,049	146,459	**378**	465

The availability of the unused tax losses and unabsorbed capital allowances for offsetting future taxable profit of the Company and of the respective subsidiary companies are subject to the agreement with the tax authorities.

22. INTANGIBLE ASSETS

	The Group	
	2009 RM'000	2008 RM'000
At cost:		
At beginning and end of year	**2,051**	2,051
Cumulative amortisation:		
At beginning of year	**(1,697)**	(1,647)
Amortisation for the year	**(50)**	(50)
At end of year	**(1,747)**	(1,697)
Cumulative impairment losses:		
At beginning of year	**–**	–
Charge for the year	**(304)**	–
At end of year	**(304)**	–
Net	**–**	354

23. GOODWILL

	The Group	
	2009 RM'000	2008 RM'000
Goodwill on consolidation:		
At beginning of year	**131,644**	131,194
Addition during the year	**–**	450
At end of year	**131,644**	131,644
Cumulative impairment loss:		
At beginning of year	**(1,201)**	(560)
Charge for the year	**–**	(641)
At end of year	**(1,201)**	(1,201)
Net	**130,443**	130,443

23. GOODWILL (continued)

Goodwill acquired in business combinations is allocated, at acquisition, to cash-generating units ("CGU") that are expected to benefit from that business combination. Goodwill has been allocated to the steel operations of the Group.

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired.

The recoverable amount of the CGU is determined from value-in-use calculation. The key assumptions for the value-in-use calculation are those regarding the discount rate, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rate using pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The growth rates and changes in selling prices and direct costs are based on expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next 2 years and extrapolates cash flows for the following 3 years based on estimated growth rate of 4% (2008: 6%) per annum. The discount rate used is 8% (2008: 8%) per annum.

24. INVENTORIES

Inventories consist of the following:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Property:				
Completed units for sale (net of provision for write down of RM3,165,000 (2008: RM2,371,000) for the Group)	**9,535**	10,693	**43**	43
Products at cost:				
Raw materials	**217,875**	811,074	**-**	-
Work-in-progress	**11,590**	3,554	**-**	-
Finished goods	**344,557**	305,002	**-**	-
General and consumable stores	**207,390**	167,462	**-**	-
Trading merchandise	**5,871**	10,104	**-**	-
Goods-in-transit	**30,336**	59,806	**-**	-
	817,619	1,357,002	**-**	-
Less: Allowance for inventory obsolescence	**(33,720)**	(37,702)	**-**	-
	783,899	1,319,300	**-**	-
Net	**793,434**	1,329,993	**43**	43

Certain of the Group's inventories with carrying values totalling RM811.3 million (2008: RM1,282.5 million) have been pledged as collaterals to certain financial institutions for the BaIDS and borrowings (Notes 33, 36 and 41) granted to the Group.

The inventories of a subsidiary company amounting to RM14.1 million (2008: RMNil) had been pledged to a third party for the financing arrangement as disclosed in Note 39(b)(iii).

25. SHORT-TERM INVESTMENTS

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Unquoted bonds redeemable within one year (Note 20)	**2,405**	60,063	**–**	26,290
Money market instruments (Note 43)	**6,377**	–	**–**	–
	8,782	60,063	**–**	26,290

26. TRADE RECEIVABLES, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

(a) Trade receivables

Trade receivables are as follows:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Trade receivables	**370,751**	549,686	**9**	9
Less: Allowance for doubtful debts	**(15,207)**	(11,544)	**–**	–
	355,544	538,142	**9**	9
Retention monies	**2,425**	1,512	**–**	–
	357,969	539,654	**9**	9

The credit period granted to customers ranges from 30 to 90 days (2008: 30 to 90 days).

The currency exposure profile of trade receivables is as follows:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Ringgit Malaysia	**297,446**	443,372	**9**	9
United States Dollar	**51,625**	75,543	**–**	–
Singapore Dollar	**3,393**	17,950	**–**	–
Renminbi	**5,505**	2,789	**–**	–
	357,969	539,654	**9**	9

As of 30 June 2009, the trade receivables of the Group amounting to RM137.6 million (2008: RM262.6 million) have been pledged as collaterals to certain financial institutions, by way of a floating charge, for borrowings obtained by the Group (Notes 36 and 41).

The Group has no significant concentration of credit risks that may arise from exposure to a single customer or to a group of customers.

26. TRADE RECEIVABLES, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (continued)

(b) Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Deferred consideration	**2,800**	119,577	–	–
Other receivables	**168,616**	145,624	**56,628**	45,911
Less: Allowance for doubtful debts	**(21,673)**	(22,083)	**(1,540)**	(1,540)
	146,943	123,541	**55,088**	44,371
Tax recoverable	**15,700**	13,353	**2,138**	3,823
Refundable deposits	**18,549**	23,027	**634**	620
Prepayments	**63,172**	165,498	**2,144**	2,051
	247,164	444,996	**60,004**	50,865

The deferred consideration represents the fair value of the outstanding consideration receivable from the purchasers in relation to the disposal of Sabah Forest Industries Sdn Bhd ("SFI") in prior years.

Included in deferred consideration of the Group is an amount of RMNil (2008: RM116,777,000), which has been set aside to indemnify SFI and the purchasers of SFI for the litigation claim as mentioned in Note 46(b).

Included in refundable deposits of the Group are amounts paid by subsidiary companies for the following:

(a) deposits paid for the purchases of inventories and property, plant and equipment amounting to RM4,870,000 (2008: RM6,523,000) and RM2,840,000 (2008: RM3,112,000) respectively; and

(b) deposits amounting to RM6,103,000 (2008: RM7,382,000) paid for the purchase of SCB Bonds, USD Debts and RCCPS issued by SCB.

As of 30 June 2009, other receivables, deposits and prepayments of the Group with carrying value of RM119.4 million (2008: RM281.8 million) have been pledged as collaterals for the borrowings obtained by the Group (Notes 36 and 41).

The currency exposure profile of other receivables, deposits and prepayments is as follows:

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
United States Dollar:				
Deferred consideration	–	116,777	–	–
Others	**4,478**	1,280	–	–
	4,478	118,057	–	–
Ringgit Malaysia:				
Deferred consideration	**2,800**	2,800	–	–
Others	**239,670**	322,986	**60,004**	50,865
	242,470	325,786	**60,004**	50,865
Renminbi	**151**	205	–	–
Others	**65**	948	–	–
	247,164	444,996	**60,004**	50,865

27. RELATED COMPANY TRANSACTIONS

(a) Amount owing by/to subsidiary companies

Amount owing by/to subsidiary companies comprises:

	The Company	
	2009	2008
	RM'000	RM'000
Amount owing by subsidiary companies	**1,221,890**	1,271,796
Less: Allowance for doubtful debts	**(142,559)**	(150,200)
Net	**1,079,331**	1,121,596
Amount owing to subsidiary companies	**246,588**	274,131

The amount owing by/to subsidiary companies arose mainly from inter-company advances, novation of debts, interest and dividend receivable and payable.

The amount owing by/to subsidiary companies is either interest-free or bears interest at 8% (2008: either interest-free or bears interest at 1% or 8%) per annum and repayable on demand.

The currency exposure profile of amount owing by subsidiary companies is as follows:

	The Company	
	2009	2008
	RM'000	RM'000
Ringgit Malaysia	**1,079,313**	1,121,576
Renminbi	**17**	19
Singapore Dollar	**1**	1
	1,079,331	1,121,596

The currency exposure profile of amount owing to subsidiary companies is as follows:

	The Company	
	2009	2008
	RM'000	RM'000
Ringgit Malaysia	**175,243**	207,565
United States Dollar	**52,642**	48,672
Singapore Dollar	**9,606**	9,470
Renminbi	**9,097**	8,424
	246,588	274,131

27. RELATED COMPANY TRANSACTIONS (continued)

(b) Amount owing by an associated company

	The Group	
	2009	**2008**
	RM'000	**RM'000**
Amount owing by an associated company	**24,465**	24,465
Less: Allowance for doubtful debts	**(24,465)**	(24,465)
	-	-

The amount owing by an associated company, which arose from advances, is denominated in United States Dollar, interest-free (2008: interest-free) and repayable on demand.

(c) Financing of up to RM100 million to Amsteel Mills Sdn Bhd

The Company obtained the approval of its shareholders at an Extraordinary General Meeting held on 15 June 2004 to borrow up to RM100 million, for financing required to complete and run the meltshop facility located in Banting, Selangor Darul Ehsan by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary company of the Company, from Lion Forest Industries Berhad ("LFIB"), a subsidiary company of the Company, the sum of which was advanced by Sabah Forest Industries Sdn Bhd ("SFI"), a subsidiary company of LFIB then.

The amount receivable from AMSB and amount payable to LFIB amounting to RM26.5 million (2008: RM26.2 million) and the interest income and expense amounting to RM3.0 million (2008: RM5.2 million) arising therefrom have been offset in the financial statements as the Company has a legal enforceable right to offset these amounts and also has the intention to realise the receivable and settle the liability simultaneously. The said amount bears interest at an average effective rate of 12% (2008: 12%) per annum. On the disposal of SFI during the financial year ended 30 June 2007, the amount receivable from AMSB by SFI which formed part of certain excluded assets of SFI in the disposal transaction, has been transferred to Intra Inspirasi Sdn Bhd, a wholly-owned subsidiary company of LFIB.

28. DEPOSITS, CASH AND BANK BALANCES

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Fixed deposits with licensed banks:				
Restricted	**419,955**	266,628	**4,792**	4,438
Unrestricted (Note 43)	**118,726**	182,966	**9,800**	9,800
	538,681	449,594	**14,592**	14,238
Housing Development Accounts (Note 43)	**32,623**	29,007	**9,630**	9,496
Cash and bank balances:				
Restricted	**63,452**	12,201	**562**	211
Unrestricted (Note 43)	**96,105**	145,907	**999**	3,233
	730,861	636,709	**25,783**	27,178

28. DEPOSITS, CASH AND BANK BALANCES (continued)

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the Company and certain subsidiary companies upon the completion of the property development projects and after all property development expenditure have been fully settled.

Included in deposits with licensed banks and cash and bank balances are the following:

(a) amounts totalling RM146.6 million (2008: RM94.1 million) and RM5.4 million (2008: RM4.6 million) for the Group and the Company, respectively, which have been earmarked for the purposes of repayment of the LICB Bonds, SCB Bonds, USD Debts, BaIDS and borrowings (Notes 32, 33, 34, 36 and 41) and pledged as collaterals for bank guarantees granted.

(b) an amount of RM336.8 million (2008: RM184.7 million) of the Group held under Escrow Account for the purpose of indemnifying Sabah Forest Industries Sdn Bhd ("SFI") and the purchasers of SFI for the legal claims as mentioned in Note 46(b).

The average effective interest rates during the financial year are as follows:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
Fixed deposits with licensed banks	**1.6 %**	3.0 %	**1.6 %**	3.0 %

Deposits of the Group and of the Company have an average maturity of 30 days (2008: 37 days).

The currency exposure profile of deposits, cash and bank balances is as follows:

	The Group		The Company	
	2009 RM'000	**2008 RM'000**	**2009 RM'000**	**2008 RM'000**
Ringgit Malaysia	**685,884**	620,331	**25,783**	27,178
Renminbi	**37,803**	9,602	**–**	–
United States Dollar	**4,913**	4,510	**–**	–
Indonesia Rupiah	**1,974**	2,234	**–**	–
Singapore Dollar	**287**	32	**–**	–
	730,861	636,709	**25,783**	27,178

The deposits, cash and bank balances denominated in Renminbi of the subsidiary companies in the People's Republic of China ("PRC") are subject to the exchange control restrictions of that country. The said deposits, cash and bank balances are available for use by the subsidiary companies in the PRC and the exchange control restrictions are applicable only if the monies are to be remitted to countries outside the PRC.

29. ASSETS CLASSIFIED AS HELD FOR SALE

(a) During the current financial year, Antara Steel Mills Sdn Bhd ("Antara") entered into conditional sale and purchase agreements to dispose of land and buildings for a total cash consideration of RM203,000. The said disposals are expected to be completed within one year from the date of the Sale and Purchase Agreements.

(b) During the previous financial year, Antara entered into conditional sale and purchase agreements to dispose of land and buildings for a total cash consideration of RM546,000. The said disposals were completed during the current financial year.

30. SHARE CAPITAL

Share capital of Group and of the Company is presented by:

	The Group and The Company	
	2009	2008
	RM'000	RM'000
Ordinary shares of RM1.00 each		
Authorised:		
1,000,000,000 at beginning and end of year	**1,000,000**	1,000,000
Issued and fully paid:		
At beginning of year:		
712,699,965 as of 1 July 2008; 705,554,965 as of 1 July 2007	**712,700**	705,555
Issued during the year:		
267,200 in 2009; 7,145,000 in 2008	**267**	7,145
At end of year:		
712,967,165 as of 30 June 2009; 712,699,965 as of 30 June 2008	**712,967**	712,700

During the current financial year, the issued and paid-up share capital of the Company was increased from RM712,699,965 divided into 712,699,965 ordinary shares of RM1.00 each to RM712,967,165 divided into 712,967,165 ordinary shares of RM1.00 each by the issuance of 73,200 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share, 188,400 new ordinary shares of RM1.00 each at an issue price of RM1.330 per share and 5,600 new ordinary shares of RM1.00 each at an issue price of RM2.05 per share for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

During the previous financial year, the issued and paid-up share capital of the Company was increased from RM705,554,965 divided into 705,554,965 ordinary shares of RM1.00 each to RM712,699,965 divided into 712,699,965 ordinary shares of RM1.00 each by the issuance of 1,048,300 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 6,096,700 new ordinary shares of RM1.00 each at an issue price of RM1.330 per share for cash pursuant to the ESOS of the Company.

The resulting share premium of RM71,000 (2008: RM2,051,000) arising from the issue of shares in 2009 and 2008 has been credited to the share premium account. The new ordinary shares issued in 2009 and 2008 ranked *pari passu* in all material respects with the then existing ordinary shares of the Company.

The main features of the ESOS, which became effective on 1 September 2005, are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed on a continuous full time basis for a period of not less than six months on the date of offer shall be eligible to participate in the ESOS.

(b) The aggregate number of options exercised and options offered and to be offered under the ESOS shall not exceed 15% of the issued and paid-up share capital of the Company at any one time during the duration of the ESOS subject to the following being complied with:

(i) not more than 50% of the shares available under the ESOS shall be allocated, in aggregate, to executive directors and senior management; and

(ii) not more than 10% of the shares available under the ESOS shall be allocated to any eligible executive who, either singly or collectively through persons connected with him or her (as defined in paragraph 1.01 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements), holds 20% or more of the issued and paid-up share capital of the Company.

30. SHARE CAPITAL (continued)

(c) No options shall be granted for less than 100 ordinary shares nor more than the maximum allowable allotment and each grant of options shall be in multiples of 100 ordinary shares.

(d) The subscription price of each ordinary share under the ESOS shall be the weighted average market price of the shares for the five market days immediately preceding the date of offer on which the shares were traded with a discount of not more than 10%, or the par value of the shares, whichever is the higher.

(e) The ESOS shall continue to be in force for a period of five years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further five years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate, by virtue of the options, in any share issue of any other company.

Details of the number and weighted average exercise prices ("WAEP") of, and movements in, share options during the financial year are as follows:

	Number of options over ordinary shares of RM1 each					
Grant date	**As of 1.7.2008**	**Granted**	**Exercised**	**Lapsed**	**As of 30.6.2009**	**Exercisable as of 30.6.2009**
9.5.2006	1,076,600	–	(73,200)	(12,900)	**990,500**	**896,000**
26.2.2007	2,383,300	–	(55,900)	(36,500)	**2,290,900**	**2,057,900**
23.8.2007	3,119,500	–	(132,500)	(107,400)	**2,879,600**	**2,059,200**
23.7.2008	–	3,576,900	(5,600)	(188,700)	**3,382,600**	**2,935,500**
	6,579,400	3,576,900	(267,200)	(345,500)	**9,543,600**	**7,948,600**
WAEP	1.282	1.330	1.250	1.319	**1.300**	**1.563**

	Number of options over ordinary shares of RM1 each					
Grant date	**As of 1.7.2007**	**Granted**	**Exercised**	**Lapsed**	**As of 30.6.2008**	**Exercisable as of 30.6.2008**
9.5.2006	2,125,200	–	(1,048,300)	(300)	1,076,600	879,600
26.2.2007	4,756,300	–	(2,310,400)	(62,600)	2,383,300	1,359,400
23.8.2007	–	7,081,500	(3,786,300)	(175,700)	3,119,500	1,263,100
	6,881,500	7,081,500	(7,145,000)	(238,600)	6,579,400	3,502,100
WAEP	1.240	1.330	1.287	1.330	1.282	1.256

The exercise period for the options will expire on 31 August 2010.

The related weighted average share price at the date of exercise for share options exercised during the year was RM2.10 (2008: RM2.25). The options outstanding at the end of the year have a weighted average remaining contractual life of 1.16 years (2008: 2.16 years).

The fair value of share options granted during the financial year was estimated by the Directors using a Binomial Option pricing model, taking into account the terms and conditions upon which the options were granted.

30. SHARE CAPITAL (continued)

The fair value of share options measured at grant date and the assumptions are as follows:

	2009	2008
Estimated average fair value of share options at the following grant date (RM):		
23 July 2008	2.52	–
23 August 2007	–	1.71
Expected life (years)	1.16	2.16
Expected volatility (%)	66.14	47.00
Risk-free interest rate (%)	4.03	3.00
Expected dividend yield (%)	1.00	1.00

The expected volatility was determined by calculating the historical volatility of the Company's share price over the previous 5 years. The expected life used in the model is based on historical data and is not necessarily indicative of exercise patterns that may occur. No other features of the options granted were incorporated into the measurement of the fair value.

31. RESERVES

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Non-distributable reserves:				
Share premium	527,312	525,452	527,312	525,452
Equity compensation reserve	8,013	3,219	8,013	3,219
Capital reserve	15,624	15,329	468	153
Translation adjustment account	12,030	8,510	–	–
	562,979	552,510	535,793	528,824
Retained earnings/ (Accumulated losses)	1,419,602	1,754,413	(127,823)	(128,410)
	1,982,581	2,306,923	407,970	400,414

Share premium

Share premium arose from the premium on the issuance of new ordinary shares in current and prior financial years and also share-based payment transactions for options already exercised by employees being reclassified from the equity compensation reserve.

Equity compensation reserve

Equity compensation reserve, which relates to the equity-settled share options granted to eligible employees by the Company, is made up of the cumulative value of services received from employees recorded on grant of share options, net of the amount reclassified to share premium and capital reserve for options exercised and lapsed.

Capital reserve

Capital reserve, which is not available for the payment of dividends, arose from share options lapsed reclassified from equity compensation reserve and share of other reserves in Lion Forest Industries Berhad, a public listed subsidiary company, and associated companies.

Translation adjustment account

Exchange differences arising from the translation of foreign controlled subsidiary and associated companies are taken to the translation adjustment account as described in the accounting policies.

31. RESERVES (continued)

Retained earnings/(Accumulated losses)

In accordance with the Finance Act 2007, the single tier income tax system became effective from the year of assessment 2008. Under this system, tax on a company's profit is a final tax, and dividends paid are exempted from tax in the hands of the shareholders. Unlike the previous imputation system, the recipient of the dividend would no longer be able to claim any tax credits.

Companies without Section 108 tax credits balance will automatically move to the single tier income tax system on 1 January 2008. However, companies with such tax credits are given an irrevocable option to elect for the single tier income tax system and disregard the tax credits or to continue to use the tax credits under Section 108 account to frank the payment of cash dividends on ordinary shares for a period of 6 years ending 31 December 2013 or until the tax credits are fully utilised, whichever comes first. During the transitional period, any tax paid will not be added to the Section 108 account and any tax credits utilised will reduce the tax credits balance. All companies will be in the new system on 1 January 2014.

As of 30 June 2009, the Company has not elected for the irrevocable option to disregard the Section 108 tax credits. Based on the prevailing tax rate applicable to dividends, the estimated tax credits available and tax-exempt accounts mentioned in Note 11, the Company has sufficient tax credits to frank the payment of dividends of approximately RM69 million (2008: RM116 million). Any dividend paid in excess of this amount during the transitional period will be under the single tier income tax system as explained above.

32. LICB BONDS AND USD DEBTS - SECURED

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
LICB Bonds issued to:				
Scheme Creditors	**47,382**	57,701	**47,382**	57,701
Subsidiary/Associated companies	**4,172**	5,081	**14,225**	17,323
USD Debts issued to:				
Scheme Creditors	**15,766**	19,132	**-**	-
A subsidiary company, LLB Harta (L) Limited ("LICB Debts")	**-**	-	**15,906**	19,221
	67,320	81,914	**77,513**	94,245
Portion payable within one year:				
LICB Bonds issued to:				
Scheme Creditors	**(3,137)**	(9,192)	**(3,137)**	(9,192)
Subsidiary/Associated companies	**(276)**	(810)	**(942)**	(2,760)
USD Debts issued to:				
Scheme Creditors	**(397)**	(3,748)	**-**	-
A subsidiary company	**-**	-	**(405)**	(3,748)
	(3,810)	(13,750)	**(4,484)**	(15,700)
Non-current portion	**63,510**	68,164	**73,029**	78,545
Borrowing costs (net of annual amortisation of RM1.9 million for the Group and the Company for 9 years)*	**(3,753)**	(5,629)	**(3,753)**	(5,629)
Net	**59,757**	62,535	**69,276**	72,916

32. LICB BONDS AND USD DEBTS - SECURED (continued)

The non-current portion of the LICB Bonds and USD Debts is redeemable/repayable as follows:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Financial years ending 30 June:				
2010	**-**	9,996	**-**	11,432
2011	**63,510**	58,168	**73,029**	67,113
	63,510	68,164	**73,029**	78,545

* Borrowing costs represent ordinary shares issued by the Company as a yield enhancement to the cash yield to maturity in order to enhance the return to the Scheme Creditors.

The currency exposure profile of the LICB Bonds and USD Debts is as follows:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Ringgit Malaysia	**51,554**	62,782	**61,607**	75,024
United States Dollar	**15,766**	19,132	**15,906**	19,221
	67,320	81,914	**77,513**	94,245

Pursuant to the implementation of the Group Wide Restructuring Scheme ("GWRS") in 2003, the Group issued RM Denominated Bonds ("LICB Bonds") and USD Denominated Consolidated and Rescheduled Debts ("USD Debts") to the Scheme Creditors as part of the settlement of debts.

The LICB Debts issued by the Company to LLB Harta (L) Limited ("Harta (L)"), a subsidiary company, served as asset backing to Harta (L) for the repayment of the USD Debts issued by Harta (L) to the Scheme Creditors.

Both the LICB Bonds and USD Debts constitute direct, unsubordinated and secured obligations of the Group.

The principal terms and conditions of the LICB Bonds and USD Debts are as follows:

(i) The LICB Bonds are only transferable to persons who are the first holders of the LICB Bonds issued by the Company whilst the USD Debts are freely transferable.

32. LICB BONDS AND USD DEBTS - SECURED (continued)

(ii) The tranches of LICB Bonds and USD Debts are as follows:

	Class	Nominal Amount RM'000	Net Present Value RM'000	Tenure (years)	Cash Yield-to-Maturity (per annum)
Issued by the Company:					
LICB Bonds					
- to Scheme Creditors	A	89,620	78,728	2	6.00%
	B	325,390	249,669	9	5.75%
		415,010	328,397		
- to subsidiary companies	B	97,705	74,969	9	5.75%
		512,715	403,366		
USD Debts ("LICB Debts")					
- to a subsidiary company, Harta (L)	B	206,348	162,336	9	5.25%
Issued by a subsidiary company, Harta (L):					
USD Debts					
- to Scheme Creditors	B	204,463	162,334	9	5.00%

The LICB Bonds and USD Debts are redeemable/repayable annually on 31 December of each calendar year and are subject to late payment charge of 1% per annum above the cash yield-to-maturity.

(iii) The Security Trustee holds the following securities ("Securities") for the benefit of the holders of the LICB Bonds and USD Debts issued by the Group:

(a) The assets included in the proposed divestment programme for the Group. If there is an existing charge on any such assets, the Security Trustee will take a lower priority security interest.

(b) The Amsteel Corporation Berhad ("ACB") Bonds and ACB shares attached to the ACB Bonds received by the Company (Note 20).

(c) The Redemption Account held by the Company. The Redemption Account will capture the "Dedicated Cash Flows".

Dedicated Cash Flows means cash flows from the following sources:

i. net surplus proceeds from the disposal of any assets in the proposed divestment programme for the Group over which there is presently a charge, if applicable;

ii. net proceeds from the disposal of any assets in the proposed divestment programme for the Group over which there is presently no charge;

iii. proceeds from the redemption of the ACB Bonds;

32. LICB BONDS AND USD DEBTS - SECURED (continued)

iv. any Back-End Amount and Loyalty Payment received by the Company as a holder of the ACB Bonds;

v. net proceeds from the disposal of ACB shares received by the Company pursuant to the GWRS for the Group;

vi. net proceeds from the disposal of equity-kicker shares attached to the ACB Bonds;

vii. dividend payments from Sabah Forest Industries Sdn Bhd from year 2002 to 2011; and

viii. subject to the proportions allocated to holders of the LICB Bonds and the USD Debts, net proceeds from the disposal of any residual assets (other than assets in the proposed divestment programme for the Group) of the Group.

Monies captured in the Redemption Account can only be used towards redemption of the LICB Bonds and repayment of the USD Debts (including payment of taxes, fees and other costs relating to the GWRS) and cannot be utilised for any other purposes.

The LICB Bonds and USD Debts ranked *pari passu* amongst each other over the Securities held by the Security Trustee under items (a) to (c) above.

In addition, the following are securities provided in respect of the USD Debts issued by Harta (L), a subsidiary company:

(a) assignment of all the rights attaching to the LICB Debts to Harta (L), including the rights to receive payments from the Company and rights to other entitlements;

(b) a debenture over the LICB Debts of Harta (L);

(c) a charge over the Redemption Account of Harta (L). The Redemption Account will capture the proceeds from the repayment of the LICB Debts; and

(d) corporate guarantee by the Company to the Facility Agent for the benefit of holders of the USD Debts.

The LICB Bonds and USD Debts ranked *pari passu* with all other unsecured and unsubordinated creditors of the Company in respect of the Company's assets which are not part of the Securities and Dedicated Cash Flows.

Pursuant to the indulgence and approval granted by the holders of the LICB Bonds and USD Debts to vary the redemption date and the repayment date of the LICB Bonds and USD Debts in December 2003, additional securities were charged in favour of the Security Trustee. The additional securities as of 30 June 2009 are as follows:

(i) 665,181,000 ordinary shares of RM1.00 each in Amsteel Mills Sdn Bhd ("AMSB") representing 99% of the issued and paid-up capital of AMSB;

(ii) 37,518,645 ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad ("LDHB") representing 5.09% of the issued and paid-up capital of LDHB;

(iii) 45,274,238 ordinary shares of RM1.00 each in Parkson Holdings Berhad ("Parkson") representing 4.46% of the issued and paid-up capital of Parkson;

(iv) 45,127,236 ordinary shares of RM1.00 each in Lion Forest Industries Berhad ("LFIB") representing 19.59% of the issued and paid-up capital of LFIB; and

(v) shares in subsidiary companies of the Company, other than shares in the subsidiary companies of AMSB, LFIB and LDHB respectively, with an adjusted net tangible assets of RM5 million or more as of 30 June 2003, provided such shares are not encumbered.

33. BAI' BITHAMAN AJIL ISLAMIC DEBT SECURITIES ("BaIDS")

	The Group	
	2009	2008
	RM'000	RM'000
Secured:		
BaIDS	**330,000**	400,000
Portion due within 12 months (shown under current liabilities)	**(90,000)**	(70,000)
Non-current portion	**240,000**	330,000

The non-current portion is repayable as follows:

	The Group	
	2009	2008
	RM'000	RM'000
Financial years ending 30 June:		
2010	-	90,000
2011	**110,000**	110,000
2012	**130,000**	130,000
	240,000	330,000

On 30 August 2005, Antara Steel Mills Sdn Bhd ("Antara"), a subsidiary company, issued 6-year RM500 million Bai' Bithaman Ajil Islamic Debt Securities:

(i) to part finance the acquisition of the hot briquetted iron operations and assets in Labuan ("Labuan Operations") from its immediate holding company, Amsteel Mills Sdn Bhd ("AMSB");

(ii) to upgrade the existing plant of Antara and the Labuan Operations; and

(iii) for working capital purposes.

The BaIDS were issued with the following tenure from the date of the first issuance of the BaIDS and the face value of the BaIDS are computed based on the profit rates specified for each series of the BaIDS as follows:

Series	Amount (RM'000)	Tenure	Profit rates
A - issued	40,000	1	6.4%
B - issued	60,000	2	6.9%
C - issued	70,000	3	7.4%
D - issued	90,000	4	7.9%
E - issued	110,000	5	8.4%
F - issued	130,000	6	8.7%
	500,000		

The implicit yield-to-maturity for this financing facility is repayable semi-annually commencing on 28 February 2006.

33. BAI' BITHAMAN AJIL ISLAMIC DEBT SECURITIES ("BaIDS") (continued)

The BaIDS are secured by the following:

(a) National Land Code ("NLC") charges over three pieces of land and the lease of the land all located at Mukim Plentong, Daerah Johor Bahru, Negeri Johor ("BaIDS Charges") where Antara's existing fully-integrated steel plant is located ("Antara Steel Plant");

Prior to the utilisation of proceeds from the BaIDS, the BaIDS Charges shall rank after the existing charges under the NLC created in favour of the security agent for the lenders of AMSB ("Existing Charges"). On and subsequent to the utilisation of the proceeds from the BaIDS, the BaIDS Charges shall rank prior to the Existing Charges;

(b) A debenture creating a fixed and floating charge over all existing and future assets of Antara ("BaIDS Debenture"). Prior to the utilisation of proceeds from the BaIDS, the BaIDS Debenture shall rank after the debenture created in favour of the security agent for the lenders of AMSB ("Existing Debenture"). On and subsequent to the utilisation of the proceeds from the BaIDS, the BaIDS Debenture shall rank prior to the Existing Debenture;

(c) Assignment and first charge over the designated accounts opened and maintained by Antara in relation to the BaIDS;

(d) Assignment of all performance and/or design bonds and all other guarantees and benefits to be issued in favour of Antara (if any) in relation to the capital expenditure/upgrading works for the Antara Steel Plant and the hot briquetted iron ("HBI") operations; and

(e) Assignment of all insurance policies and contracts of insurance and reinsurance and all the benefits thereof received or receivable by Antara in relation to the Antara Steel Plant and the HBI operations.

In addition, the Company provides a corporate guarantee to the security agent in respect of the BaIDS.

34. SCB BONDS AND USD DEBTS - SECURED

	The Group	
	2009	2008
	RM'000	RM'000
Current		
SCB Bonds	11,233	–
USD Debts	126,413	–
	137,646	–

The newly acquired subsidiary company, Silverstone Corporation Berhad ("SCB"), has issued the following zero coupon redeemable secured bonds ("SCB Bonds") to its Scheme Creditors pursuant to the implementation of its Group Wide Restructuring Scheme ("GWRS") on 14 March 2003:

(i) RM98.594 million (present value as at the date of issue) Class B SCB Bonds, having a maturity date of 31 December 2008 as part of the settlement of debts; and

(ii) RM39.032 million (present value as at the date of issue) Class C SCB Bonds, having a maturity date of 31 December 2011 as part of the settlement of debts;

34. SCB BONDS AND USD DEBTS - SECURED (continued)

In addition, AMB Harta (L) Limited ("AMB Harta"), a wholly-owned subsidiary company of SCB, has also issued the following debts ("USD Debts") on 14 March 2003:

(i) RM276.90 million (present value as at the date of issue) Class B (a) USD Debts, having a maturity date of 31 December 2008 as part of the settlement of debts;

(ii) RM92.16 million (present value as at the date of issue) Class B (b) USD Debts, having a maturity date of 31 December 2008 as part of the settlement of debts; and

(iii) RM109.62 million (present value as at the date of issue) Class C USD Debts, having a maturity date of 31 December 2011 as part of the settlement of debts.

The cash yield to maturity from 14 March 2003 to date of actual redemption of the above bonds and debts are as follows:

Class B SCB Bonds	4.75%
Class C SCB Bonds	4.75%
Class B (a) USD Debts	4.00%
Class B (b) USD Debts	4.00%
Class C USD Debts	4.00%

The SCB Bonds and USD Debts are payable annually on 31 December of each calendar year. An additional 1% interest above the cash yield to maturity shall be charged on the portion delayed in redemption/repayment for SCB Bonds and USD Debts.

As at the end of the financial year, approximately 91.84% and 64.58% of SCB Bonds and USD Debts respectively has been acquired by the Group. The amounts outstanding as at year end represent SCB Bonds and USD Debts held by third parties.

Securities for the SCB Bonds and the USD Debts

The Security Trustee holds the following securities for the benefit of the holders of the SCB Bonds and the USD Debts:

(i) The assets included in the Proposed Divestment Programme ("PDP") under the GWRS for the SCB Group. If there is an existing security on any such assets as at 14 March 2003 ("Existing Charge"), the Security Trustee will take a lower priority security interest.

(ii) The Amsteel Corporation Berhad ("ACB") Bonds and ACB Shares (comprising both debt to equity conversion shares and equity kicker shares) received by SCB.

(iii) The Redemption Account held by SCB. The Redemption Account will capture the "Dedicated Cash Flows" held by SCB.

Dedicated Cash Flows mean cash flows from the following sources:

(a) net proceeds from the disposal of any assets in the PDP for the SCB Group (other than the net proceeds set aside for the purpose of the Proposed Tender) over which there is no Existing Charge;

(b) proceeds from the redemption of the ACB Bonds and Lion Diversified Holdings Berhad ("LDHB") Inter-Co Repayment;

(c) any Back-End Amount and Loyalty Payment received by SCB as a holder of ACB Bonds;

(d) any Loyalty Payment received by SCB from the LDHB Inter-Co Repayment;

34. SCB BONDS AND USD DEBTS - SECURED (continued)

Securities for the SCB Bonds and the USD Debts (continued)

(e) subject to the proportions allocated to holders of the SCB Bonds and the USD Debts, net proceeds from the disposal of any residual assets (other than assets in the PDP for the SCB Group and net proceeds set aside for the purpose of the Proposed Tender);

(f) net proceeds from the disposal of 28.92 million ACB Shares received by SCB as debt to equity conversion shares pursuant to the Debt Restructuring Exercise of the SCB Group;

(g) net proceeds from the disposal of 5.09 million ACB Shares attached to the ACB Bonds as equity kickers; and

(h) payment from Silverstone Sub-Bonds from year 2005 to 2011.

(iv) Investment in Silverstone Berhad

In relation to the SCB Bonds and the USD Debts, SCB covenants, amongst others, that SCB will not, without the prior written consent of the Trustee,

(I) Indebtedness

Create, incur, assume, guarantee or permit to exist any indebtedness except such permitted indebtedness.

Permitted indebtedness means, at any time, any indebtedness for borrowed money incurred or assumed by SCB, any of its subsidiary companies, any scheme company and any security party in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of SCB, any of its subsidiary companies and any scheme company and any security party at the time of its incurrence does not exceed the following limits:

(a) where the total amounts for the redemption or purchase of the SCB Bonds and the total amounts for the repayment or purchase of the USD Debts paid by SCB and/or AMB Harta up to that time when the indebtedness is incurred or proposed to be incurred and the up-front cash payment made on 31 January 2003 ("Repaid Amount") is less than 50% of the aggregate outstanding nominal value of all the SCB Bonds and all the USD Debts as at the issue date of the SCB Bonds, the limit shall be 20% of that Repaid Amount;

(b) where the Repaid Amount is equal to or exceeding 50% but less than 75% of the aggregate outstanding nominal value of all the SCB Bonds and all the USD Debts as at the issue date of the SCB Bonds, the limit shall be 35% of that Repaid Amount; and

(c) where the total Repaid Amount is equal to or more than 75% of the aggregate outstanding nominal value of all the SCB Bonds and all the USD Debts as at the issue date of the SCB Bonds, the limit shall be 50% of that Repaid Amount.

(II) Disposal of assets in the PDP

Disposal of assets/shares in the PDP if:

(a) the realisable value of the asset is above RM5 million; and

(b) the disposal price is at a discount of 20% or more of the market value of the assets; or

(c) the sale of asset is to a related party.

34. SCB BONDS AND USD DEBTS - SECURED (continued)

Securities for the SCB Bonds and the USD Debts (continued)

(III) Disposal of residual assets

Disposal of assets not in the PDP if:

(a) the disposal price is in excess of RM25 million or 20% of the audited consolidated net tangible assets ("NTA") of SCB, whichever is lower; and

(b) the disposal is at a discount of 20% or more of the market value of the asset.

(IV) Capital expenditure

Incur and/or cause SCB's subsidiary companies (other than excluded companies) to incur any capital expenditure:

(a) for any new investment which is not within the core business of SCB or such subsidiary company as at the date of the Trust Deed; or

(b) exceeding 25% of the consolidated NTA of SCB Group.

SCB had on 4 July 2008 obtained the consent of their bond and debt holders to vary the redemption/repayment schedule of the Class B SCB Bonds and USD Debts and Class C SCB Bonds and USD Debts at a revised yield to maturity of 3% and 1% respectively which is to take effect retrospectively from 1 November 2007.

SCB had redeemed/repaid a total amount of RM45.4 million of the Class B SCB Bonds and USD Debts ("Payments") during the financial year. The payments had been treated as partial and/or full payment for the relevant outstanding Class B SCB Bonds and USD Debts due on 31 October 2007 and/or 31 December 2007. The full implementation of the revised schedule as mentioned above is pending the approval of the bond and debt holders on the additional cash flow sources to redeem/repay the SCB Bonds and USD Debts. In accordance with FRS 101, the entire Class B and Class C SCB Bonds and USD Debts have been reclassified as current liabilities.

35. REDEEMABLE CUMULATIVE CONVERTIBLE PREFERENCE SHARES ("RCCPS")

	The Group	
	2009	**2008**
	RM'000	**RM'000**
Issued and fully paid:		
At beginning of year	–	–
Acquisition of a subsidiary company	144	–
Acquisition by the Group from third party holders	(7)	–
At end of year	137	–
Share premium		
At beginning of year	–	–
Acquisition of a subsidiary company	14,205	–
Acquisition by the Group from third party holders	(670)	–
At end of year	13,535	–
	13,672	–

35. REDEEMABLE CUMULATIVE CONVERTIBLE PREFERENCE SHARES ("RCCPS") (continued)

The subsidiary company of Lion Forest Industries Berhad ("LFIB"), Silverstone Corporation Berhad ("SCB"), has issued 30,575,000 RM0.01 RCCPS at a premium of RM0.99 each. As at the end of the financial year, approximately 55.28% of the RCCPS issued had been acquired by LFIB. The above represents RCCPS held by third parties.

The main features of the RCCPS are as follows:

(i) The RCCPS may be converted into new ordinary and fully paid-up shares of RM1.00 each in SCB ("New Shares") at any time after the third anniversary up to and including the tenth anniversary of the date of issue of the RCCPS.

(ii) The conversion price of the RCCPS is fixed at RM1.10 per New Share to be satisfied solely by the tender of RCCPS by the registered holders for cancellation by SCB.

(iii) Unless converted into New Shares, SCB shall be obligated to redeem the RCCPS in cash at a sum equal to the aggregate of (a) their par value of RM0.01 each; (b) the premium paid thereon of RM0.99 each; and (c) the accumulated and unpaid preferential dividend (as described below) if any, 10 years from and inclusive of the date of issue of the RCCPS ("Redemption Date"). If any registered holder of the RCCPS shall fail or refuse to surrender the certificate for such RCCPS or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by SCB in trust for such registered holder but without interest or further obligation whatsoever.

(iv) The RCCPS shall carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum, from the date of issue until the Redemption Date. Such rights to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the New Shares. Any declaration of the fixed preferential gross dividend of RM0.01 per RCCPS per annum shall be paid in cash and subject to the profits of SCB available for distribution.

(v) The RCCPS carry no right to vote at general meetings of SCB unless the general meeting is (a) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (b) for any resolution for the winding-up of SCB.

(vi) The registered holders of the RCCPS shall have no right to appoint any director to the Board of SCB or to participate in the management of SCB, but shall be entitled to attend meetings and receive all notices, audited accounts and reports which holders of ordinary shares in SCB are entitled to.

(vii) Save and except that the RCCPS shall rank in priority to all other classes of shares in SCB as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of SCB.

(viii) The RCCPS may be transferred to persons (and their respective successors) within the following categories:

   (a) all banks licensed under the Banking and Financial Institutions Act, 1989 or the Offshore Banking Act, 1990; or

   (b) persons who are the first holders of the SCB Bonds issued by SCB or lenders of the USD Debts issued by AMB Harta (L) Limited, both on 14 March 2003.

36. LONG-TERM BORROWINGS

	The Group	
	2009	**2008**
	RM'000	**RM'000**
Outstanding loans (secured):		
Principal	**589,250**	779,220
Portion due within one year (Note 41)	**(224,543)**	(243,239)
Non-current portion	**364,707**	535,981

The non-current portion is repayable as follows:

	The Group	
	2009	**2008**
	RM'000	**RM'000**
Financial years ending 30 June:		
2010	**-**	216,769
2011	**364,707**	319,212
	364,707	535,981

The long-term borrowings pertaining to certain subsidiary companies are secured against property, plant and equipment (Note 13), investment properties (Note 14), prepaid land lease payments (Note 15), fixed and floating charge over the other assets of the said subsidiary companies.

The long-term borrowings bear interest at rates ranging from 5.8% to 6.6% (2008: 5.8% to 7.0%) per annum.

The currency exposure profile of the long-term borrowings is as follows:

	The Group	
	2009	**2008**
	RM'000	**RM'000**
Ringgit Malaysia	**202,361**	311,785
United States Dollar	**162,346**	224,196
Total	**364,707**	535,981

37. FINANCE LEASE PAYABLES

	The Group			
	Minimum lease payment		Present value of minimum lease payment	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Amounts payable under finance lease:				
Within one year	**39**	58	**32**	50
In the second to third year inclusive	**8**	39	**6**	30
	47	97	**38**	80
Less: Future finance charges	**(9)**	(17)	**NA**	NA
Present value of lease payables	**38**	80	**38**	80
Less: Amount due within the next 12 months (shown under current liabilities)			**(37)**	(50)
Non-current portion			**1**	30

The non-current portion of the finance lease obligations is repayable as follows:

	The Group	
	2009 RM'000	2008 RM'000
Financial years ending 30 June:		
2010	**-**	29
2011	**1**	1
	1	30

Finance lease obligations, which are denominated in Ringgit Malaysia, bear interest at rate of 8.58% (2008: 8.58%) per annum.

38. HIRE-PURCHASE OBLIGATIONS

	The Group		The Company	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Total outstanding	**12,215**	1,493	**400**	608
Less: Interest-in-suspense	**(1,683)**	(118)	**(35)**	(20)
Principal outstanding	**10,532**	1,375	**365**	588
Less: Portion due within one year (shown under current liabilities)	**(2,448)**	(631)	**(154)**	(217)
Non-current portion	**8,084**	744	**211**	371

38. HIRE-PURCHASE OBLIGATIONS (continued)

The non-current portion of the hire-purchase obligations is payable as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Financial years ending 30 June:				
2010	–	471	–	98
2011 and thereafter	**8,084**	273	**211**	273
	8,084	744	**211**	371

Hire-purchase obligations of the Group and of the Company, which are denominated in Ringgit Malaysia, bear interest at rates ranging from 2.80% to 8.72% (2008: 2.80% to 6.80%) and 2.20% to 2.85% (2008: 2.20% to 2.85%) per annum, respectively.

39. TRADE PAYABLES, OTHER PAYABLES, DEPOSITS AND ACCRUED EXPENSES

(a) Trade payables

Trade payables consist of the following:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Trade payables	**292,563**	389,913	**138**	176
Retention monies	**4,063**	3,971	**250**	250
	296,626	393,884	**388**	426

The normal credit period granted to the Group and the Company for trade purchases ranges from 30 to 60 days (2008: 30 to 60 days).

The currency exposure profile of trade payables is as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Ringgit Malaysia	**258,140**	292,143	**388**	426
United States Dollar	**7,316**	66,441	–	–
Renminbi	**19,711**	16,440	–	–
Singapore Dollar	**11,459**	18,268	–	–
Euro	–	560	–	–
Others	–	32	–	–
	296,626	393,884	**388**	426

39. TRADE PAYABLES, OTHER PAYABLES, DEPOSITS AND ACCRUED EXPENSES (continued)

(b) Other payables, deposits and accrued expenses

Other payables, deposits and accrued expenses consist of the following:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Other payables and deposits	**241,214**	156,143	**7,810**	7,920
Accrued expenses	**350,172**	392,857	**2,146**	1,961
Total	**591,386**	549,000	**9,956**	9,881

The currency exposure profile of other payables, deposits and accrued expenses is as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Ringgit Malaysia	**553,159**	548,362	**9,956**	9,881
United States Dollar	**36,913**	–	**–**	–
Renminbi	**566**	559	**–**	–
Others	**748**	79	**–**	–
	591,386	549,000	**9,956**	9,881

Included in other payables of the Group are the following:

(i) An amount of RM36,100 (2008: RM33,000) owing to Shandong LuHe Group Co Ltd, a corporate shareholder of Shandong Silverstone LuHe Rubber & Tyre Co Ltd, a subsidiary company. The said amount, which is denominated in Renminbi, arose from payments made on behalf of the subsidiary company and is interest-free (2008: interest-free) and repayable on demand.

(ii) An amount of RM129,181,000 (2008: RM29,000,000) representing security deposits received from customers, which bear interest at rates ranging from 8.75% to 10% (2008: 10%) per annum.

(iii) An amount of RM12,086,000 (2008: RMNil) representing advances received from a third party which is secured by inventories as disclosed in Note 24 and bear interest at rates ranging from 3.67% to 3.73% (2008: Nil) per annum.

40. PROVISIONS

	The Group	
	2009	2008
	RM'000	RM'000
Provision for damages arising from litigation claim:		
At beginning of year	**–**	–
Provision during the year	**15,000**	–
At end of year	**15,000**	–

40. PROVISIONS (continued)

As part of the terms for the disposal of Sabah Forest Industries Sdn. Bhd. ("SFI") in 2007, Lion Forest Industries Berhad agreed to indemnify SFI and the purchasers of SFI in full for all losses, damages, liabilities, claims, costs and expenses which SFI and the purchasers may incur or sustain as a result of or arising from litigation claims where the cause of action arose prior to the completion of the disposal of SFI.

On 27 February 2008, the Court of Appeal decided in favour of the plaintiff in one of the litigation claims, UNP Plywood Sdn Bhd ("UNP") and ordered damages to be assessed. UNP has claimed for an amount of RM128,874,435 for the termination of contracts for the extraction and sale of timber. SFI appealed against the decision of the Court of Appeal. On 11 September 2009, the Federal Court had dismissed SFI's appeal with costs ("Judgement"). Following the Judgement, the case is to be remitted to the High Court of Kota Kinabalu for assessment of damages payable by SFI.

The solicitor of SFI had on 30 September 2009 filed a motion of judicial review of the Judgement under rule 137 of the Rules to the Federal Court 1995.

Pending the assessment of damages by the court and the outcome of the motion for juridical review filed, the Group has made a provision of RM15,000,000 for damages that may arise from the litigation claim by UNP based on management's best estimate using information currently available. The balance of the claim by UNP is disclosed as contingent liabilities in Note 46(b).

41. SHORT-TERM BORROWINGS

	The Group	
	2009 RM'000	2008 RM'000
Short-term loans from financial institutions:		
Secured	**6,321**	26,542
Unsecured	**38,504**	–
	44,825	26,542
Bank overdrafts:		
Secured	**19,209**	21,022
Unsecured	**–**	1,686
	19,209	22,708
Bills payable	**88,389**	97,323
Portion of long-term loans due within one year (Note 36):		
Secured	**224,543**	243,239
	376,966	389,812

The short-term borrowings pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment (Note 13), investment properties (Note 14), prepaid land lease payments (Note 15) and floating charges over the other assets of the subsidiary companies.

The short-term borrowings bear interest at rates ranging from 3.9% to 10.0% (2008: 3.9% to 10.0%) per annum.

41. SHORT-TERM BORROWINGS (continued)

The currency exposure profile of short-term borrowings is as follows:

	The Group	
	2009	2008
	RM'000	RM'000
Ringgit Malaysia	**232,959**	253,427
United States Dollar	**120,490**	109,843
Renminbi	**23,517**	26,542
	376,966	389,812

42. DIVIDEND

	The Group and The Company	
	2009	2008
	RM'000	RM'000
First and final dividend of 1%, less 25% tax (2008: 1%, less 26% tax)	**5,346**	5,182

The Directors propose a first and final dividend of 1%, less 25% tax, amounting to RM5.3 million in respect of the current financial year. This dividend is subject to approval by the shareholders at the forthcoming Annual General Meeting of the Company and has not been included as a liability in the financial statements.

43. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statements comprise the following balance sheets amounts:

	The Group		The Company	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Cash and bank balances (unrestricted) (Note 28)	**96,105**	145,907	**999**	3,233
Fixed deposits with licensed banks (unrestricted) (Note 28)	**118,726**	182,966	**9,800**	9,800
Housing Development Accounts (Note 28)	**32,623**	29,007	**9,630**	9,496
Money market instruments (Note 25)	**6,377**	–	**-**	–
Bank overdrafts (Note 41)	**(19,209)**	(22,708)	**-**	–
Total	**234,622**	335,172	**20,429**	22,529

44. RELATED PARTY TRANSACTIONS

Related parties are entities in which certain Directors and/or substantial shareholders of the Company or of its subsidiary companies or persons connected to such Directors and/or substantial shareholders have interest, excluding those parties disclosed in Notes 17, 18, 19 and 27.

During the financial year, significant transactions undertaken with related parties, are as follows:

(a) Sales and purchase of goods and services and interest

Name of Company	Nature	The Group 2009 RM'000	The Group 2008 RM'000	The Company 2009 RM'000	The Company 2008 RM'000
Megasteel Sdn Bhd	Sales of goods	**628,311**	2,047,738	**–**	–
	Purchase of goods, raw materials and consumables	**1,060,563**	1,666,103	**–**	–
	Provision of transportation services	**24,375**	11,284	**–**	–
	Rental income	**910**	910	**–**	–
Angkasa Hong Leong Pte Ltd	Sales of goods	**147,409**	181,182	**–**	–
	Purchase of raw materials	**–**	52,191	**–**	–
Graimpi Sdn Bhd	Sales of goods	**838**	35,929	**–**	–
Lion DRI Sdn Bhd	Sales of goods	**891**	–	**–**	–
	Purchase of raw materials	**289,776**	26,442	**–**	–
Secomex Manufacturing (M) Sdn Bhd	Purchase of gas	**14,539**	17,632	**–**	–
Lion Blast Furnace Sdn Bhd	Sales of goods	**52,766**	–	**–**	–
Bright Steel Sdn Bhd	Sales of goods	**3,839**	16,199	**–**	–
Silverstone Polymer Industries Sdn Bhd*	Purchase of goods	**18,108**	9,308	**–**	–
Lion Tooling Sdn Bhd	Purchase of toolings	**4,652**	6,172	**–**	–
Likom Computer System Sdn Bhd	Interest income	**3,168**	3,117	**3,168**	3,117
Singa Logistics Sdn Bhd	Transportation charges	**–**	2,885	**–**	–
	Rental income	**–**	2	**–**	–

44. RELATED PARTY TRANSACTIONS (continued)

(a) Sales and purchase of goods and services and interest (continued)

Name of Company	Nature	The Group 2009 RM'000	The Group 2008 RM'000	The Company 2009 RM'000	The Company 2008 RM'000
Likom Plastic Industries Sdn Bhd	Rental income	**1,726**	2,504	**1,726**	2,504
	Interest income	**84**	184	**84**	184
Likom CMS Sdn Bhd	Rental income	**1,283**	1,283	**1,283**	1,283
Parkson Corporation Sdn Bhd	Sales of goods	**1,619**	1,125	**–**	–
Silverstone Berhad*	Sales of goods	**–**	689	**–**	–
Compact Energy Sdn Bhd	Purchase of consumables	**21,588**	3,264	**–**	–
	Rental income	**185**	185	**–**	–
Likom Caseworks Sdn Bhd	Rental income	**–**	557	**–**	557
Zhucheng Xin An Thermo Electric Power Co Ltd	Purchase of steam energy	**–**	386	**–**	–
Che Kiang Realty Sdn Bhd	Interest income	**56**	155	**56**	155
Vitarite Pharmaceuticals Sdn Bhd	Rental income	**–**	87	**–**	87

* Became subsidiary companies during the financial year

The outstanding balances arising from the above transactions with related parties are as follows:

	The Group 2009 RM'000	The Group 2008 RM'000	The Company 2009 RM'000	The Company 2008 RM'000
Receivables:				
Included in trade receivables	**113,496**	137,490	**–**	–
Included in other receivables	**54,280**	80,611	**44,111**	38,788
Payables:				
Included in trade payables	**57,298**	45,155	**–**	–
Included in other payables	**9,812**	23,860	**–**	–

44. RELATED PARTY TRANSACTIONS (continued)

(a) Sales and purchase of goods and services and interest (continued)

The outstanding balances with related parties are either interest-free or bear interest at 8% (2008: either interest-free or bore interest at 8%) per annum and repayable on demand.

The Directors of the Company are of the opinion that the transactions above have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

(b) Share options granted and remuneration payable to Directors

The number of options over ordinary shares of RM1.00 each in the Company granted to the executive Directors of the Company and a subsidiary company pursuant to the Company's ESOS is as follows:

	Unexercised options	
	2009	**2008**
	'000	**'000**
Datuk Cheng Yong Kim	**700**	700
Dato' Kamaruddin @ Abas bin Nordin*	**71**	71

* Executive Director of a subsidiary company

The share options were granted to the Directors on the same terms and conditions as those offered to other eligible executives of the Group (Note 30).

The details of the remuneration of the Directors of the Company are disclosed in Note 8.

45. SEGMENTAL INFORMATION

(a) Business Segments:

The Group's activities are classified into five (5) major business segments:

- Steel - manufacture and marketing of steel bars, wire rods, hot briquetted iron and steel related products;
- Property development - property development and management;
- Tyre - manufacture and sale of tyres and other related rubber products;
- Building materials - trading and distribution of building materials and other steel products; and
- Others - investment holding, treasury business, manufacture and trading of lubricants, spark plugs, plastic components and automotive components, sales and distribution of motor vehicles and provision of transportation services, none of which is of a sufficient size to be reported separately.

Inter-segment revenue comprises sales of goods and income from other business segments. These transactions are conducted on an arm's length basis under terms, conditions and prices not materially different from transactions with non-related parties.

Capital additions comprise additions to property, plant and equipment, investment properties, prepaid land lease payments and intangible assets.

45. SEGMENTAL INFORMATION (continued)

(a) Business Segments: (continued)

The Group
2009

	Steel RM'000	Property development RM'000	Tyre RM'000	Building materials RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue							
External revenue	3,790,831	30,388	327,642	194,836	75,559	-	4,419,256
Inter-segment revenue	54,428	-	-	-	-	(54,428)	-
Total revenue	3,845,259	30,388	327,642	194,836	75,559	(54,428)	4,419,256
Results							
Segment results	(489,963)	5,800	4,576	1,474	20,904	-	(457,209)
Unallocated costs							(8,136)
Finance costs							(109,745)
Share in results of associated companies	(58,104)	-	-	-	92,975	-	34,871
Negative goodwill arising from acquisition of a subsidiary company							137,719
Investment income							27,733
Loss before tax							(374,767)
Tax credit							131,989
Loss for the year							(242,778)
Assets							
Segment assets	2,930,750	335,055	490,970	175,177	101,917	-	4,033,869
Investment in associated companies	-	-	-	-	792,435	-	792,435
Unallocated corporate assets							449,353
Consolidated total assets							5,275,657
Liabilities							
Segment liabilities	1,695,923	97,035	91,309	25,164	297,530	-	2,206,961
Unallocated liabilities							40,191
Consolidated total liabilities							2,247,152
Other Information							
Capital additions	141,288	1,510	10,772	10	14,358	-	167,938
Depreciation and amortisation	86,880	483	24,408	154	3,881	-	115,806
Other non-cash expenses/(income)	489,034	3,405	2,792	1,707	(140,196)	-	356,742

45. SEGMENTAL INFORMATION (continued)

(a) Business Segments: (continued)

The Group
2008

	Steel RM'000	Property development RM'000	Tyre RM'000	Building materials RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue							
External revenue	6,531,712	15,530	102,802	222,996	67,117	–	6,940,157
Inter-segment revenue	77,193	–	–	–	–	(77,193)	–
Total revenue	6,608,905	15,530	102,802	222,996	67,117	(77,193)	6,940,157
Results							
Segment results	970,590	9,196	(25,503)	4,113	(53,357)	–	905,039
Unallocated costs							(6,172)
Finance costs							(122,037)
Share in results of associated companies	–	–	–	–	82,563	–	82,563
Share in results of jointly controlled entity	–	(125)	–	–	–	–	(125)
Investment income							34,282
Profit before tax							893,550
Tax expense							(51,457)
Profit for the year							842,093
Assets							
Segment assets	3,877,918	340,930	173,700	126,255	180,132	–	4,698,935
Investment in associated companies	–	–	–	–	627,737	–	627,737
Unallocated corporate assets							393,927
Consolidated total assets							5,720,599
Liabilities							
Segment liabilities	2,083,252	103,682	69,415	34,368	59,565	–	2,350,282
Unallocated liabilities							155,495
Consolidated total liabilities							2,505,777
Other Information							
Capital additions	194,298	799	5,978	136	2,371	–	203,582
Depreciation and amortisation	84,528	635	12,911	174	2,169	–	100,417
Other non-cash expenses/(income)	28,055	(17,139)	7,547	741	(49,086)	–	(29,882)

45. SEGMENTAL INFORMATION (continued)

(b) Geographical Segments:

The Group operates in three (3) main geographical areas:

- Malaysia - manufacture and marketing of steel bars, wire rods, hot briquetted iron and steel related products, property development and management, trading and distribution of building materials and consumables, manufacture and trading of lubricants, spark plugs, manufacture and sales of tyres and other related rubber products, sales and distribution of motor vehicles and provision of transportation services.
- People's Republic of China - manufacture and sale of tyres, plastic components and automotive parts; and
- Others countries which are not sizable to be reported separately.

	Revenue		Total Assets		Capital Additions	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Malaysia	**3,062,122**	5,486,891	**4,988,828**	5,541,516	**165,687**	197,152
People's Republic of China	**79,965**	57,893	**270,097**	179,051	**2,251**	6,430
Other countries	**1,277,169**	1,395,373	**16,732**	32	–	–
	4,419,256	6,940,157	**5,275,657**	5,720,599	**167,938**	203,582

In determining the geographical segments of the Group, revenue is based on the country in which the customer is located. Total assets and capital additions are determined based on where the assets are located.

46. CONTINGENT LIABILITIES

(a) Contingent liabilities in respect of guarantees given by the Company for borrowings and other credit facilities obtained and utilised by a subsidiary company are as follows:

	The Company	
	2009	**2008**
	RM'000	**RM'000**
Unsecured:		
Subsidiary company	**330,000**	400,000

(b) Contingent liabilities of a former subsidiary company, Sabah Forest Industries Sdn Bhd ("SFI"), are as follows:

	The Group	
	2009	**2008**
	RM'000	**RM'000**
Litigation claims in respect of the termination of contracts for the extraction and sale of timber	**313,331**	313,331
Less: Provision during the year (Note 40)	**(15,000)**	-
	298,331	313,331
Back pay labour claims from SFI's employees	**23,427**	-
	321,758	313,331

46. CONTINGENT LIABILITIES (continued)

As part of the disposal of SFI, Lion Forest Industries Berhad ("LFIB") agreed to indemnify SFI and the purchasers of SFI in full for all losses, damages, liabilities, claims, costs and expenses which SFI and the purchasers may incur or sustain as a result of or arising from the litigation claims where the cause of action arose prior to the completion of the disposal of SFI.

Litigation claims in respect of the termination of contracts for the extraction and sales of timber

Included in the litigation claims are as follows:

(i) Claim by UNP Plywood Sdn Bhd ("UNP") for an amount of RM128,874,435 against SFI for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993. As disclosed in Note 40, the Federal Court had on 11 September 2009 dismissed SFI's appeal against the Court of Appeal's decision to enter judgement against SFI for damages to be assessed. Subject to the High Court of Kota Kinabalu making a final assessment of the quantum of the damages at a later stage, the Group has made a provision of RM15,000,000 for damages that may arise from the said litigation claim. The balance of the claim is disclosed as contingent liabilities.

(ii) Claim by Harapan Permai Sdn Bhd ("Harapan Permai") against SFI for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement ("Timber Agreement") dated 9 November 1992 via Civil Suit No. K22-40-97 filed on 11 April 1997.

SFI had applied to strike out the claim on the ground that the Timber Agreement is illegal under the Sabah Forest Enactment 1968. The Deputy Registrar had on 12 September 2003 dismissed SFI's application to strike out Harapan Permai's claim. On SFI's appeal, the High Court Judicial Commissioner had on 15 December 2006 allowed SFI's appeal and accordingly struck out Harapan Permai's claim.

Harapan Permai had on 12 January 2007 appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal has yet to fix the hearing date for Harapan Permai's appeal.

Indemnity contracts have also been signed between LFIB and Avenel Sdn Bhd ("Avenel"), the immediate holding company of SFI then, whereby Avenel agrees to indemnify LFIB in full for all losses, damages, liabilities, claims, costs and expenses whatsoever which LFIB may incur or sustain as a result of or arising from the litigation claims and any other claims brought by third parties against SFI wherein the cause of action arose prior to the completion of the corporate exercise. However, the audited financial statements of Avenel does not indicate that it is able to fully discharge its obligations under the above mentioned indemnity.

Back pay labour claims from SFI's employees

On 10 September 2008, Jupmi @ Jupini Sinding and 1,069 others (collectively referred to as "Complainants") lodged a complaint under Section 7A of the Sabah Labour Ordinance Cap. 67 against SFI. The Complainants allege that they have not been given annual increments from 1997 to 2006 (with some claiming for 2007 also) and are claiming a total of RM23,427,401 being the arrears of wages allegedly due in respect of the said annual increments.

On 15 April 2009, the Labour Court upheld SFI's preliminary objections and had dismissed the Complainants' claims. Upon appeal by the Complainants, the High Court had on 17 July 2009 allowed the appeal with costs to be taxed and ordered the Labour Court to proceed with the inquiry of the Complainants' claims.

On 7 August 2009, SFI appealed to the Court of Appeal against the whole decision of the High Court. On 24 September 2009, stay of execution for enforcement/execution of the High Court's Order dated 17 July 2009 directing the Labour Court to proceed with the inquiry of the Complainants' claims were granted for a period of 3 months from 24 September 2009. The Court of Appeal has yet to fix a date to hear SFI's appeal.

The Directors of LFIB, after consultation with SFI's lawyers, are of the opinion that there is a good defence for the above litigation claims.

47. CAPITAL COMMITMENTS

As of the end of the financial year, the Group has the following capital commitments:

	The Group	
	2009 RM'000	2008 RM'000
Approved and contracted for:		
Acquisition of plant and machinery	**132,390**	26,788
Approved but not contracted for:		
Acquisition of plant and machinery	**28,775**	131,432
Total	**161,165**	158,220

48. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The operations of the Group are subject to a variety of financial risks, including foreign currency risk, interest rate risk, credit risk, liquidity risk and cash flow risk. The Group has formulated a financial risk management framework whose principal objective is to minimise the Group's exposure to risks and/or costs associated with the financing, investing and operating activities of the Group.

Various risk management policies are made and approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of the risks associated with financial instruments.

(i) Foreign currency risk

The Group has exposure to foreign currency risk as a result of its trade sales and purchases, borrowings and USD Debts. The currencies giving rise to this risk are primarily United States Dollar and Renminbi.

(ii) Interest rate risk

The Group's significant interest-bearing financial assets and financial liabilities are mainly its deposit placements and also its obligations comprising LICB Bonds, SCB Bonds, USD Debts, BaIDS, hire-purchase obligations, finance lease payables and borrowings.

The deposit placements as of balance sheet date, which are interest-bearing, are short-term and therefore its exposure to the effects of future changes in prevailing level of interest rates is limited.

The deposit placements, LICB Bonds, SCB Bonds, USD Debts, BaIDS and borrowings of the Group as of 30 June 2009 are fixed and floating rate financial liabilities as disclosed in Notes 28, 32, 33, 34, 36, 37, 38 and 41.

(iii) Credit risk

The Group is exposed to credit risk mainly from trade and other receivables. The Group extends credit to its customers and other receivables based upon careful evaluation of the customers' and other receivables' financial condition and credit history. The Group also ensures a large number of customers so as to limit high credit concentration in a customer or customers from a particular market.

The Group's exposure to credit risk in relation to its trade and other receivables, should all its customers and other receivables fail to perform their obligations as of 30 June 2009, is the carrying amounts of these receivables as disclosed in the balance sheets.

48. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iv) Liquidity risk

The Group practises prudent liquidity risk management to minimise the mismatch of financial assets and liabilities and to maintain sufficient credit facilities for contingent funding requirements of working capital.

(v) Cash flow risk

The Group reviews its cash flow position regularly to manage its exposure to fluctuations in future cash flows associated with its monetary financial instruments.

Fair Values

The fair values of the short-term financial assets and financial liabilities reported in the balance sheets approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

The fair values of long-term financial assets (except for unquoted investments) and financial liabilities (except for long-term borrowings, LICB Bonds, SCB Bonds and USD Debts and BaIDS) are determined based on market conditions or by discounting the relevant cash flows using the current interest rates for similar instruments at balance sheet date. There is no material difference between the fair values and carrying values of these assets and liabilities as of the balance sheet date except for the quoted shares, which quoted market prices are used to determine the fair value:

	The Group		The Company	
	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
2009				
Long-term investments (quoted)	**33,444**	**33,449**	**1,688**	**1,693**
Investment in subsidiary company (quoted)	**–**	**–**	**42,232**	**35,199**
2008				
Long-term investments (quoted)	1,633	1,641	1,003	1,010
Investment in subsidiary company (quoted)	–	–	42,232	37,456

No disclosure is made for other unquoted investments as it is not practicable to determine the fair values of these investments because of the lack of quoted market prices and the assumptions used in valuation models to value these investments cannot be reasonably determined.

No disclosure is made for balances with related companies and related parties as it is impractical to determine their fair values with sufficient reliability given these balances are repayable on demand.

No disclosure is made for long-term borrowings, LICB Bonds, SCB Bonds, USD Debts and BaIDS as it is not practical to determine the fair values of these borrowings because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs.

49. SUBSIDIARY COMPANIES

The subsidiary companies, all incorporated in Malaysia except as otherwise indicated, are as follows:

Name of Company	Effective Percentage Ownership		Principal Activities
	2009	2008	
	%	%	
Property Division			
* Amble Legacy Sdn Bhd	**100**	100	Investment holding
Batu Pahat Enterprise Sdn Berhad	**94**	94	Dormant
* Beijing Trostel Property Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
Berkat Timor Sdn Bhd	**100**	100	Dormant
Citibaru Sendirian Berhad	**100**	100	Dormant
* Crest Wonder Sdn Bhd	**100**	100	Investment holding
JOPP Builders Sdn Bhd	**100**	100	Contractor for construction and civil engineering works, and property development
Kisan Agency Sdn Bhd	**100**	100	Property development
Lion Courts Sdn Bhd	**100**	100	Property development
LLB Bina Sdn Bhd	**100**	100	Contractor for construction works
LLB Damai Holdings Sdn Bhd	**100**	100	Investment holding and management company
LLB Indah Permai Sdn Bhd	**100**	100	Property development
Malim Courts Property Development Sdn Bhd	**100**	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd	**100**	100	Property development
* Matrix Control Sdn Bhd	**100**	100	Investment holding
Mcken Sdn Bhd	**100**	100	Ceased operations
PM Holdings Sdn Bhd	**100**	100	Investment holding and property development
Projek Jaya Sdn Bhd	**100**	100	Investment holding
Seri Lalang Development Sdn Bhd	**100**	100	Ceased operations

49. SUBSIDIARY COMPANIES (continued)

Name of Company	Effective Percentage Ownership 2009 %	2008 %	Principal Activities
Property Division			
Sharikat Pengangkutan East West Sdn Bhd	**100**	100	Ceased operations
Soga Sdn Bhd	**94**	94	Property development
Sucorp Enterprise Sdn Bhd	**100**	100	Investment holding
Sumber Realty Sdn Bhd	**100**	100	Investment holding and property development
Syarikat Pekan Baru Kemajuan Berhad	**100**	100	Property development
* Tianjin Baden Real Estate Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
* Trial Jubilant Sdn Bhd	**100**	100	Investment holding
Steel Division			
Amsteel Mills Sdn Bhd	**99**	99	Manufacture and marketing of steel bars and wire rods
Amsteel Mills Marketing Sdn Bhd	**99**	99	Sale and distribution of steel products
* Amsteel Mills Realty Sdn Bhd	**99**	99	Investment holding
Antara Steel Mills Sdn Bhd	**99**	99	Manufacture and sale of steel and related products
Lion Waterway Logistics Sdn Bhd	**99**	99	Stevedoring and related activities and to own, lease and operate ships barges and to enter into charter parties
Lion-Kimtrans Logistics Sdn Bhd	**74**	74	Stevedoring and related activities and to own, lease and operate ships barges and to enter into charter parties (yet to commence operations as of 30 June 2009)
* LLB Steel Industries Sdn Bhd	**100**	100	Investment holding
* Steelcorp Sdn Bhd	**99**	99	Investment holding

49. SUBSIDIARY COMPANIES (continued)

Name of Company	Effective Percentage Ownership 2009 %	Effective Percentage Ownership 2008 %	Principal Activities
Others			
* Holdsworth Investment Pte Ltd (incorporated in Singapore)	**76**	76	Investment holding
Lion Forest Industries Berhad	**73**	80	Investment holding, trading and distribution of building materials, and trading of steel products
* Lion Motor Venture Sdn Bhd	**100**	100	Investment holding
LLB Enterprise Sdn Bhd	**69**	69	Dormant
LLB Harta (L) Limited	**100**	100	Treasury business
LLB Harta (M) Sdn Bhd	**100**	100	Managing of debts novated from the Company and certain of its subsidiary companies pursuant to a debt restructuring exercise undertaken by the Company and certain of its subsidiary companies
LLB Nominees Sdn Bhd	**100**	100	Investment holding
LLB Strategic Holdings Berhad	**100**	100	Dormant
LLB Suria Sdn Bhd	**100**	100	Investment holding
* LLB Venture Sdn Bhd	**100**	100	Dormant
Marvenel Sdn Bhd	**70**	70	Investment holding
* Slag Aggregate Sdn Bhd	**100**	100	Investment holding
* Tianjin Hua Shi Auto Meter Co Ltd (incorporated in the People's Republic of China) (in liquidation - voluntary)	**56**	56	Manufacture of meters for motor vehicles and after sales services (ceased operations)
Worldwide Unilink Education and Consultancy Sdn Bhd	**100**	100	Ceased operations
* Zhongsin Biotech Pte Ltd (incorporated in Singapore)	**61**	61	Investment holding

49. SUBSIDIARY COMPANIES (continued)

Name of Company	Effective Percentage Ownership 2009 %	2008 %	Principal Activities
Subsidiary Companies of Lion Forest Industries Berhad			
Tyre Division			
* Shandong Silverstone LuHe Rubber & Tyre Co Ltd (incorporated in the People's Republic of China)	**55**	60	Manufacturing and distribution of tyres
Building Materials Division			
Posim Marketing Sdn Bhd	**73**	80	Trading and distribution of building materials and consumer products
Others			
Gama Harta Sdn Bhd	**73**	80	Investment holding
Intra Inspirasi Sdn Bhd	**73**	80	Investment holding
^ Jadeford International Limited (incorporated in the British Virgin Islands)	**73**	80	Investment holding
LFIB Plantations Sdn Bhd	**73**	80	Investment holding
Lion Petroleum Products Sdn Bhd	**73**	80	Manufacturing of petroleum products
Lion Rubber Industries Sdn Bhd	**73**	80	Investment holding
Ototek Sdn Bhd	**51**	56	Trading and distribution of spark plugs, lubricants and automotive components
Posim EMS Sdn Bhd	**58**	64	Provision of energy management and conservation services
Posim Petroleum Marketing Sdn Bhd	**73**	80	Trading and distribution of petroleum products
* P.T. Lion Intimung Malinau (incorporated in the Republic of Indonesia)	**69**	76	Dormant
^ Quay Class Ltd (incorporated in the British Virgin Islands)	**73**	80	Dormant
* Silverstone Corporation Berhad	**61**	–	Investment holding

49. SUBSIDIARY COMPANIES (continued)

Name of Company	Effective Percentage Ownership 2009 %	2008 %	Principal Activities
Subsidiary Companies of Lion Forest Industries Berhad			
Others			
^ Silverstone (Hubei) Rubber And Tyre Co Ltd (incorporated in the People's Republic of China)	**73**	80	Dormant
* Singa Logistics Sdn Bhd	**73**	80	Provision of transportation services
Stoller Chemical Company (M) Sdn Bhd (in liquidation - voluntary)	**73**	80	Dormant
Subsidiary Companies of Silverstone Corporation Berhad			
Tyre Division			
Silverstone Berhad	**61**	–	Manufacture and sale of tyres, rubber compounds and other related rubber products
Silverstone Marketing Sdn Bhd	**61**	–	Distribution of tyres, rubber compounds and other related rubber products
Silverstone Polymer Industries Sdn Bhd	**61**	–	Retreading tyres
Others			
^ AMB Aerovest Limited (incorporated in the British Virgin Islands)	**61**	–	Investment holding
AMB Harta (L) Limited	**61**	–	Treasury business
* AMB Harta (M) Sdn Bhd	**61**	–	Managing of debts novated from Silverstone Corporation Berhad and certain of its subsidiary companies pursuant to a debt restructuring exercise undertaken by Silverstone Corporation Berhad and certain of its subsidiary companies

49. SUBSIDIARY COMPANIES (continued)

Name of Company	Effective Percentage Ownership 2009 %	2008 %	Principal Activities
Subsidiary Companies of Silverstone Corporation Berhad			
Others			
* AMB Venture Sdn Bhd	**61**	–	Investment holding
* CEDR Corporate Consulting Sdn Bhd	**61**	–	Provision of training services
* Chrome Marketing Sdn Bhd	**61**	–	Investment holding
^ iMpression Worldwide Inc (incorporated in the British Virgin Islands)	**61**	–	Acquisition of patents, patent rights, copyrights, trademarks, formulas, licences, concessions, and granting of licences, or rights to use in respect of the same to any other person
* Innovasi Istimewa Sdn Bhd	**61**	–	Investment holding
* Innovasi Selaras Sdn Bhd	**61**	–	Investment holding
* Lion Rubber Industries Pte Ltd (incorporated in Singapore)	**47**	–	Investment holding
* Lion Motor Sdn Bhd	**61**	–	Sale and distribution of motor vehicles
* Lion Tyre Venture Sdn Bhd	**61**	–	Investment holding
* Range Grove Sdn Bhd	**61**	–	Investment holding
* Seintasi Sdn Bhd	**61**	–	Investment holding
* Shanghai Silverstone Management Consulting Co Ltd (incorporated in the People's Republic of China)	**61**	–	Provision of management services
* Silverstone Tyreplus Pty Ltd (incorporated in Australia)	**61**	–	Dormant
* Silverstone Tyre (S) Pte Ltd (incorporated in Singapore)	**49**	–	Investment holding
* Willet Investment Pte Ltd (incorporated in Singapore)	**46**	–	Investment holding

* The financial statements of these companies are audited by auditors other than the auditors of the Company.

^ The financial statements of these companies are examined for the purpose of consolidation.

50. ASSOCIATED COMPANIES

The associated companies of the Group are as follows:

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2009 %	Effective Equity Interest 2008 %	Principal Activities
Angkasa Welded Mesh Pte Ltd	30 June	Singapore	**49**	49	Manufacture of welded wire mesh (yet to commence operations as of 30 June 2009)
Changchun Fawer-Lion Auto Electromechanical Co Ltd	31 December	People's Republic of China	–	50	Manufacture of carburettors
Kamiya Corporation Sdn Bhd	30 June	Malaysia	**19**	19	Property development (yet to commence operations as of 30 June 2009)
Lion Asia Investment Pte Ltd	30 June	Singapore	**32**	20	Investment holding
Lion Diversified Holdings Berhad	30 June	Malaysia	**21**	21	Investment holding
Lion Insurance Company Limited	30 June	Malaysia	**41**	41	Captive insurance business
^ Parkson Holdings Berhad	30 June	Malaysia	**19**	19	Investment holding
Teck Chiang Investment Pte Ltd (struck off the Register of Companies of Singapore)	30 June	Singapore	–	50	Property development and investment holding (yet to commence operation as of 6 June 2009)
Wuhan Wushang & Parkson Enterprise Development Co Ltd	31 December	People's Republic of China	**50**	50	Mixed commercial property development cum cash and carry retail business
Associated Company of Lion Forest Industries Berhad					
Kinabalu Motor Assembly Sendirian Berhad	30 June	Malaysia	**17**	17	Assembly and sale of commercial vehicles

50. ASSOCIATED COMPANIES (continued)

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2009 %	Effective Equity Interest 2008 %	Principal Activities
Associated Companies of Silverstone Corporation Berhad					
Hunan Changfa Automobile Engine Co Ltd	31 December	People's Republic of China	**31**	–	Manufacture of automotive engine
Lion Asiapac Limited	30 June	Singapore	**22**	–	Investment holding
Nanjing Jincheng Machinery Co Ltd	31 December	People's Republic of China	**24**	–	Manufacture of motorcycles
Suzuki Motorcycle Malaysia Sdn Bhd	31 December	Malaysia	**12**	–	Investment holding

^ Although the Group holds less than 20% of the equity interest in Parkson Holdings Berhad, the Group exercises significant influence by virtue that the substantial shareholders of the Company, namely Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim are also the substantial shareholders of Parkson Holdings Berhad and Tan Sri Cheng Heng Jem being a key member of the management of the steel division of the Group.

Except for Lion Insurance Company Limited, the financial statements of all the associated companies are audited by auditors other than the auditors of the Company.

STATEMENT BY DIRECTORS

The Directors of **LION INDUSTRIES CORPORATION BERHAD** state that, in their opinion, the accompanying balance sheets as of 30 June 2009 and the income statements, statements of changes in equity and cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 39 to 125, are drawn up in accordance with the provisions of the Companies Act, 1965 and the Financial Reporting Standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as of 30 June 2009 and of the results of their businesses and the cash flows of the Group and of the Company for the year ended on that date.

Signed on behalf of the Board
in accordance with a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur
20 October 2009

DECLARATION BY THE DIRECTOR PRIMARILY RESPONSIBLE FOR THE FINANCIAL MANAGEMENT OF THE COMPANY

I, **DATUK CHENG YONG KIM**, the Director primarily responsible for the financial management of **LION INDUSTRIES CORPORATION BERHAD**, do solemnly and sincerely declare that the accompanying balance sheets as of 30 June 2009 and the income statements, statements of changes in equity and cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 39 to 125 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

DATUK CHENG YONG KIM

Subscribed and solemnly declared by the abovenamed **DATUK CHENG YONG KIM** at **KUALA LUMPUR** in the Federal Territory on the 20th day of October, 2009.

Before me,

W259
AHMAD B. LAYA
COMMISSIONER FOR OATHS
Kuala Lumpur

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America, a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is LICUY and its CUSIP number is 53620V100.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 30 September 2009, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

MATERIAL CONTRACTS INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

1. Letter of Offer dated 11 December 2003 issued by Lion Forest Industries Berhad ("LFIB"), a subsidiary of the Company, to the Company with the agreement of Sabah Forest Industries Sdn Bhd ("SFI"), a then 97.78% owned subsidiary of LFIB, and Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of the Company (superseding the letter of offer dated 9 June 2003 issued by SFI to AMSB), collectively companies wherein a Director and certain major shareholders of the Company have interests, and Financing Agreement dated 23 June 2004 made among the Company, SFI, LFIB and AMSB whereby LFIB lent up to RM100 million at an interest rate of 12% per annum (the sum of which is advanced from SFI) to the Company, which in turn advanced to AMSB ("Facility") to facilitate the financing required by AMSB for the completion of a steel meltshop facility located in Banting, Selangor Darul Ehsan, to be fully repaid by 30 June 2009.

   The first interest payment shall be made 12 months from the date of first drawdown and thereafter it shall be payable semi-annually in arrears. The principal shall be repaid by annual instalments.

   By a Novation cum Supplemental Agreement dated 14 March 2007 entered into among the Company, LFIB, SFI, Intra Inspirasi Sdn Bhd ("Intra Inspirasi"), a wholly-owned subsidiary of LFIB, and AMSB, SFI assigned and transferred, by way of a novation, all its rights and obligations under the Facility to Intra Inspirasi. Pursuant to the Novation cum Supplemental Agreement, the Facility is to be secured by the creation of the following:

   (a) second charge over the non-vacant plot of land held under HS(D) 13425, PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan ("Property") (including the building and meltshop but excluding the rolling mill) which ranks in priority to the first charge created in favour of the existing lenders of AMSB; and

   (b) second debenture comprising a fixed charge over the non-vacant plot of the Property (excluding the rolling mill) which ranks in priority to the first debenture created in favour of the existing lenders of AMSB.

   Pursuant to the letter dated 30 June 2009, parties involved had mutually agreed to defer the repayment of the last instalment amounting to RM25 million which was due on 30 June 2009 to 31 December 2009.

2. Sale and Purchase Agreement dated 30 November 2007 (as amended by the letters dated 30 May 2008, 8 August 2008 and 18 September 2008) ("AMSB Agreement") entered into among Gama Harta Sdn Bhd ("Gama Harta"), Jadeford International Limited ("Jadeford"), both wholly-owned subsidiaries of LFIB, and AMSB for the proposed acquisition (i) by Gama Harta of the zero-coupon redeemable secured Class B and Class C RM denominated bonds issued by Silverstone Corporation Berhad ("SCB") with an aggregate nominal value of approximately RM117.63 million from AMSB; and (ii) by Jadeford of 6,699,994 redeemable cumulative convertible preference shares of RM0.01 each issued at a premium of RM0.99 by SCB ("RCCPS") from AMSB, for an aggregate cash consideration of up to approximately RM51.15 million.

   Pursuant to the supplemental letter dated 8 August 2008, parties to the AMSB Agreement had mutually agreed to exclude the acquisition by Jadeford of the 6,699,994 RCCPS from the AMSB Agreement and had accordingly varied the consideration therefor and excluded Jadeford as a party to the AMSB Agreement.

LIST OF GROUP PROPERTIES

AS OF 30 JUNE 2009

	Address	Tenure/ Expiry Date for for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM Million)	Date of Acquisition/ Last Revaluation
1.	Melaka Technology Park PN 20575 Lot 4926 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	21.2 hectares	Factory buildings	Rental (17)	62.7	28 August 2007
2.	PT 19254-59 & 19264 Mukim of Bukit Raja Klang, Selangor	Freehold	0.1 hectares	Land	For future development	0.3	30 October 1992
3.	Taman Supreme Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land	For future development	7.4	June 1991
4.	PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	2.4 hectares	Land	Property under development	3.7	June 1991
5.	Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.8 hectares	Land	Property under development	0.9	June 1991
6.	Lot 11233 HS(D) 54584 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land	For future development	0.1	June 1991
7.	Mukim 17 North East District Baru Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land	For future development	32.1	June 1991
8.	HS(D) 129663, PT3737 Seksyen 24 Daerah Klang Bandar Klang Negeri Selangor	Freehold	0.8 hectares	Land	Property under development	4.7	September 1993
9.	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land & buildings	Office and factory (32)	32.2	22 October 1994
10.	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land & buildings	Office and factory (32)	0.7	22 October 1994
11.	PT 23992, HS(D) 48446 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Industrial land	–	6.6	22 October 1994

	Address	Tenure/ Expiry Date for for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM Million)	Date of Acquisition/ Last Revaluation
12.	PT 3510, HS(D) 24284 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land & buildings	Office and factory (14)	8.2	22 October 1994
13.	Lot No 273 Mukim of Teluk Panglima Garang Kuala Langat, Selangor	Freehold	2.25 hectares	Land	–	1.3	June 2005
14.	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land & buildings	Office and factory (4-9)	300.4	1996
15.	Pasir Gudang Industrial Estate 81707 Pasir Gudang, Johor - PLO 417, Jalan Gangsa Satu - PLO 218, Jalan Gangsa Satu - PLO 277, Jalan Gangsa Satu	Leasehold 17.6.2052 26.12.2056 29.9.2038	 6.3) 4.5) 6.5) hectares	 Industrial land & buildings	Office and factory (18) (14) (31)	 10.6) 12.4) 12.2)	 September 2002
16.	PLO 495, Jalan Keluli Pasir Gudang Industrial Estate 81707 Pasir Gudang, Johor	Leasehold 6.2.2025	11.1 hectares	Industrial land & buildings	Warehouse (14)	7.0	September 2002
17.	Jalan Perjiranan 10 81707 Pasir Gudang, Johor	Leasehold 5.6.2082	1,287.6 sq metres	Single & double storey houses	Rental (23)	0.9	June 2008
18.	Blok 6, Taman Mawar 81700 Pasir Gudang, Johor	Leasehold 22.2.2087	1,099.2 sq metres	Apartments/ flats	Rental (17)	0.5	June 2008
19.	Blok 2-4, 17 & 18 Taman Cendana 81700, Pasir Gudang, Johor	Leasehold 28.4.2093	19,599.2 sq metres	Apartments/ flats	Rental (12-14)	7.2	June 2008
20.	Blok 86 & 87 Jalan Tembusu Taman Air Biru 81700 Pasir Gudang, Johor	Leasehold 2.11.2085	3,080.8 sq metres	Apartments/ flats	Rental (15)	1.5	June 2008
21.	PT 4004/HS(D) KK123/85 Taman Sri Guchil Kuala Krai, Kelantan	Freehold	148.65 sq metres	Double storey shophouse	Rental (9)	0.1	June 2008
22.	Lot 72 Persiaran Jubli Perak 40000 Shah Alam Selangor Darul Ehsan	Freehold	2.02 hectares	Industrial land & building	Factory (15)	9.4	March 2003

	Address	Tenure/ Expiry Date for for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM Million)	Date of Acquisition/ Last Revaluation
23.	12 & 12/1 Jalan Nangka Tiga Taman Rumpun Bahagia 75300 Bacang Melaka	Leasehold 21.7.2084	153.3 sq metres	Land & building	2-storey shop office (24)	0.1	March 2003
24.	Centre Point Business Park Unit No. B-8-1 & B-8-2 5, Jalan Tanjung Karamat 26/35, Seksyen 26 40400 Shah Alam Selangor Darul Ehsan	Freehold	252.3 sq metres	Building	Office (11)	0.4	March 2003
25.	50-2 & 50-3 Jalan Wangsa 2/5 Taman Wangsa Permai 52200 Kuala Lumpur	Leasehold 21.10.2087	130.1 sq metres	Land & building	2-storey shop office (11)	0.2	March 2003
26.	15, Jalan Permatang Rawa 1 Kawasan Perniagaan Permatang Rawa 14000 Bukit Mertajam Pulau Pinang	Freehold	208.1 sq metres	Land & building	3-storey shop office (10)	0.6	March 2003
27.	B2-2-39B Jalan Pinggiran 1/3 Taman Pinggiran Putra Seksyen 1 43300 Seri Kembangan Selangor Darul Ehsan	Leasehold 13.12.2097	63.0 sq metres	Building	Office (7)	0.1	16 July 2004
28.	LuHe Industrial Zone Zhucheng City Shandong Province People's Republic of China	Leasehold 20.12.2054	157,049 sq metres	Land & building	Office and plant (5)	56.3	21 December 2004
29.	Lot No. 21 Jalan Inang 1 Taman Skudai 81300 Skudai Johor Darul Takzim	Freehold	143.1 sq metres	Land & building	Shoplot (31)	0.1	18 March 2004
30.	Lot 5831, Kamunting Industrial Estate II 34600 Kamunting Perak Darul Ridzuan	Leasehold 1.10.2088	12 hectares	Land & building	Office, factory and warehouse (18)	52.7	March 2003
31.	Lengkungan Perusahaan Kamunting 3 Kawasan Perusahaan Kamunting Raya 34600 Kamunting Perak Darul Ridzuan	Leasehold 14.10.2097	4.07 hectares	Land & building	Office, factory and warehouse (11)	6.4	March 2003

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 30 September 2009

Authorised Capital	:	RM1,000,000,000
Issued and Paid-up Capital	:	RM713,199,265
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 30 September 2009

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	2,916	13.58	134,482	0.02
100 to 1,000	7,369	34.32	4,398,050	0.62
1,001 to 10,000	9,062	42.21	33,911,142	4.75
10,001 to 100,000	1,746	8.13	53,290,179	7.47
100,001 to less than 5% of issued shares	374	1.74	363,818,111	51.01
5% and above of issued shares	2	0.02	257,647,301	36.13
	21,469	100.00	713,199,265	100.00

Substantial Shareholders as at 30 September 2009

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares	Indirect Interest No. of Options#
1. Tan Sri Cheng Heng Jem	–	–	336,832,615	47.23	–
2. Datuk Cheng Yong Kim	2,594,789	0.36	299,892,433	42.05	700,000
3. Lion Realty Private Limited	–	–	299,812,045	42.04	–
4. Lion Development (Penang) Sdn Bhd	225,257	0.03	299,586,788	42.01	–
5. Horizon Towers Sdn Bhd	122,290	0.02	292,139,625	40.96	–
6. Lion Corporation Berhad	180,576,909	25.32	111,562,716	15.64	–
7. Lion Diversified Holdings Berhad	36,720,000	5.15	292,139,625	40.96	–
8. Limpahjaya Sdn Bhd	–	–	102,000,000	14.30	–
9. Megasteel Sdn Bhd	102,000,000	14.30	–	–	–
10. Teraju Varia Sdn Bhd	–	–	292,139,625	40.96	–
11. Excel Step Investments Limited	–	–	292,139,625	40.96	–

Note:

\# *Options granted pursuant to the Company's Executive Share Option Scheme to subscribe for ordinary shares in the Company.*

Thirty Largest Registered Shareholders as at 30 September 2009

	Registered Shareholders	No. of Shares	% of Shares
1.	RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Corporation Berhad	155,647,301	21.82
2.	AMSEC Nominees (Tempatan) Sdn Bhd AmInternational (L) Ltd for Megasteel Sdn Bhd	102,000,000	14.30
3.	Lion Corporation Berhad	24,929,608	3.50
4.	Mayban Nominees (Tempatan) Sdn Bhd Kuwait Finance House (Malaysia) Berhad for Lion Diversified Holdings Berhad (Graimpi S/B)	20,800,000	2.92
5.	Kenanga Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Diversified Holdings Bhd	15,900,000	2.23
6.	HSBC Nominees (Asing) Sdn Bhd Exempt AN for JPMorgan Chase Bank, National Association (U.S.A.)	9,709,700	1.36
7.	HSBC Nominees (Asing) Sdn Bhd Exempt AN for The Bank of New York Mellon (Mellon ACCT)	8,589,655	1.20
8.	AM Nominees (Tempatan) Sdn Bhd Employees Provident Fund Board (A/C1)	8,000,000	1.12
9.	AMSEC Nominees (Tempatan) Sdn Bhd AmTrustee Berhad for CIMB Islamic Dali Equity Growth Fund (UT-CIMB-Dali)	7,745,200	1.09
10.	Bright Steel Sdn Bhd	7,481,316	1.05
11.	Citigroup Nominees (Asing) Sdn Bhd CBNY for DFA Emerging Markets Fund	7,130,681	1.00
12.	Mayang Jati (M) Sdn Bhd	6,723,472	0.94
13.	HSBC Nominees (Asing) Sdn Bhd BBH and Co Boston for GMO Emerging Markets Fund	6,715,003	0.94
14.	HSBC Nominees (Asing) Sdn Bhd Morgan Stanley & Co. International PLC (Firm A/C)	6,592,199	0.92
15.	CIMB Group Nominees (Tempatan) Sdn Bhd AmTrustee Berhad for CIMB Islamic Dali Equity Theme Fund	6,568,200	0.92
16.	HSBC Nominees (Asing) Sdn Bhd Exempt AN for JPMorgan Chase Bank, National Association (Stich Shell Pen)	6,165,000	0.86
17.	Amanah Raya Nominees (Tempatan) Sdn Bhd Public Islamic Opportunities Fund	4,960,000	0.70
18.	DB (Malaysia) Nominee (Asing) Sdn Bhd Deutsche Bank AG London	4,874,500	0.68
19.	Amanah Raya Nominees (Tempatan) Sdn Bhd Public Islamic Select Treasures Fund	4,555,000	0.64
20.	HSBC Nominees (Asing) Sdn Bhd BNY Brussels for Specialforeningen BankInvest Pension Fjernosten (PAL)	4,525,000	0.63
21.	Amanah Raya Nominees (Tempatan) Sdn Bhd Public Islamic Dividend Fund	4,486,800	0.63
22.	Universal Trustee (Malaysia) Berhad CIMB-Principal Small Cap Fund 2	4,340,800	0.61
23.	Amanah Raya Nominees (Tempatan) Sdn Bhd Public Islamic Equity Fund	4,250,000	0.60
24.	Cartaban Nominees (Tempatan) Sdn Bhd Exempt AN for Allianz Life Insurance Malaysia Berhad (P)	3,650,000	0.51
25.	Citigroup Nominees (Asing) Sdn Bhd UBS AG	3,306,500	0.46
26.	Amanvest (M) Sdn Bhd	3,292,226	0.46
27.	Malaysia Nominees (Tempatan) Sendirian Berhad Great Eastern Life Assurance (Malaysia) Berhad (DR)	3,134,700	0.44
28.	HLG Nominee (Tempatan) Sdn Bhd PB Trustee Services Berhad for HLG Growth Fund	3,134,100	0.44
29.	Cartaban Nominees (Asing) Sdn Bhd State Street London Fund JY64 for The Emerging Markets Equity Fund (RIC PLC)	3,119,900	0.44
30.	SBB Nominees (Tempatan) Sdn Bhd Kumpulan Wang Persaraan (Diperbadankan)	3,109,600	0.44

Directors' Interests in Shares in the Company and its Related Corporations as at 30 September 2009

The Directors' interests in shares in the Company and its related corporations as at 30 September 2009 are as follows:

	Nominal Value per Ordinary Share	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares	No. of Options^
The Company	RM1.00					
Datuk Cheng Yong Kim		2,594,789	0.36	300,015,455	42.07	700,000
Dato' Kamaruddin @ Abas bin Nordin		68,800	#	–	–	71,200
Cheng Yong Liang		47,880	#	–	–	–
Related Corporations						
Datuk Cheng Yong Kim						
Lion Forest Industries Berhad	RM1.00	130	#	183,474,484	79.64	–
Lion-Kimtrans Logistics Sdn Bhd	RM1.00	–	–	3,750,000	75.00	–
LLB Enterprise Sdn Bhd	RM1.00	–	–	690,000	69.00	–
Marvenel Sdn Bhd	RM1.00	–	–	100	100.00	–
Ototek Sdn Bhd	RM1.00	–	–	1,050,000	70.00	–
Posim EMS Sdn Bhd	RM1.00	–	–	800,000	80.00	–
P.T. Lion Intimung Malinau	USD1.00	–	–	4,750,000	95.00	–
Silverstone Corporation Berhad						
- Ordinary shares	RM1.00	–	–	286,173,498	84.16	–
- Preference shares	RM0.01	–	–	16,902,569	55.28	–
Soga Sdn Bhd	RM1.00	–	–	4,332,078	93.93	–
Steelcorp Sdn Bhd	RM1.00	–	–	99,750	99.75	–
Holdsworth Investment Pte Ltd	*	–	–	4,500,000	100.00	–
Lion Rubber Industries Pte Ltd	*	–	–	10,000,000	100.00	–
Silverstone Tyre (S) Pte Ltd	*	–	–	25,400,080	80.00	–
Willet Investment Pte Ltd	*	–	–	45,954,450	100.00	–
Zhongsin Biotech Pte Ltd	*	–	–	1,000,000	100.00	–

Investments in the People's Republic of China	**Indirect Interest USD**	**Indirect Interest % of Holding**
Beijing Trostel Property Development Co Ltd	6,650,000	95.00
Shandong Silverstone LuHe Rubber & Tyre Co Ltd	30,000,000	75.00
Tianjin Baden Real Estate Development Co Ltd	5,000,000	95.00
Tianjin Hua Shi Auto Meter Co Ltd (In liquidation - voluntary)	10,878,944	56.00

Notes:

^ *Options granted pursuant to the Company's Executive Share Option Scheme to subscribe for ordinary shares in the Company.*
# *Negligible.*
* *Shares in companies incorporated in Singapore do not have a par value.*

Other than as disclosed above, none of the other Directors of the Company had any interest in shares in the Company or its related corporations as at 30 September 2009.

OTHER INFORMATION

(I) NON-AUDIT FEES

The amount of non-audit fees paid or payable to external auditors for the financial year was RM13,000.

(II) OPTIONS EXERCISED DURING THE FINANCIAL YEAR

During the financial year ended 30 June 2009, a total of 267,200 options were exercised by eligible executive employees of the Group at an exercise price of RM1.037 per share (73,200 shares), RM1.330 per share (188,400 shares) and RM2.05 per share (5,600 shares) pursuant to the Executive Share Option Scheme of the Company.

(III) RECURRENT RELATED PARTY TRANSACTIONS

The aggregate value of transactions conducted during the financial year ended 30 June 2009 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Steel related		
(i) The sale of scrap iron, steel bars, wire rods, hot briquetted iron, billets and other related products and services	Lion Corporation Berhad Group ("LCB Group")[1]	632,150
	Lion Diversified Holdings Berhad Group ("LDHB Group")[1]	54,495
	Lion Teck Chiang Limited Group ("LTC Group")[1]	147,409
		834,054
(ii) The purchase of scrap iron, gases and other related products and services	LCB Group[1]	1,076,455
	LDHB Group[1]	289,776
	Lion Asiapac Limited Group[1]	21,588
		1,387,819
(iii) The purchase of tools, dies and spare parts	LCB Group[1]	4,652
(iv) The provision of storage, leasing and rental of properties, management and support, and other related services	LCB Group[1]	1,270
(v) The obtaining of storage, leasing and rental of properties, management and support, and other related services	LCB Group[1]	1,060
(vi) The provision of transportation and other related services	LCB Group[1]	16,135

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(b) Property-based		
(i) The provision of storage, leasing, rental of properties and related services	Ributasi Holdings Sdn Bhd Group[2]	1,726
	LDHB Group[1]	1,283
	Lion Asiapac Limited Group[1]	185
		3,194
(c) Others		
(i) The obtaining of security services and equipment	LCB Group[1]	738
(ii) The purchase of office equipment, furniture and other industrial products	LCB Group[1]	82

Notes:

"Group" includes subsidiary and associated companies.

(1) Companies in which a Director and certain major shareholders of the Company have substantial interests.
(2) Companies in which a major shareholder of the Company has a substantial interest.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC")

The status of the various conditions imposed by the SC in its approval of the Group Wide Restructuring Scheme ("GWRS") are as follows:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operations and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. Organisation Structure

As proposed by PwC, The Lion Group organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Companies both listed and unlisted ("PLC") Management level and also the structure at the various Key Operating Companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for The Lion Group to ensure shareholders' values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committees including the Group Investment Committee and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by the Group Executive Director.

1.2 Lion Industries Corporation Berhad ("LICB") Management Structure

The LICB management structure is headed by a well-balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitability of LICB as well as the implementation of various strategic business plans and objectives of the LICB Group. Together with the Financial Controller, they are responsible for overseeing the divestment plans of the LICB Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee which comprises a majority of independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and the heads of department of manufacturing, sales and marketing, management information system and human resource.

2. Financial Management

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure that LICB's financial performance is reported to its lenders in a timely and comprehensive manner.

The LICB Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by the Group.

(b) Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Assets to be Divested	PDP (Per GWRS)	Completed Up to December 2008	Subsequent to December 2008			
			Concluded Sales Total	Proceeds Received/to be Received (Jan-Dec 2009)		
				Actual Jan-Jun 2009	Projected Jul-Dec 2009	Total Jan-Dec 2009
	RM million	RM million	RM million	RM million (a)	RM million (b)	RM million (a) + (b)
By December 2002						
Unlisted shares in pharmaceutical company	2.0	2.0	–	–	–	–
Unlisted shares in automotive company	29.4	29.4	–	–	–	–
Listed shares in financial services company	2.5	2.5	–	–	–	–
	33.9					
By December 2003						
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	–	–	–	–
By December 2004						
Shares in unlisted companies and shoplots in Parade and shopping centre	45.4	13.1	–	–	–	–
By December 2005						
Shares in unlisted company, factories and apartment	9.7	–	–	–	–	–
By December 2006						
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	74.0	–	2.6	–	2.6
Total	**541.3**	**295.3**	**-**	**2.6**	**-**	**2.6**

The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts as scheduled.

(ii) Transactions completed during the financial period (January-June 2009)

The disposal of shares in an unlisted associated company was completed during the financial period and the proceeds of RM2.6 million were utilised to redeem/repay the LICB Bonds and USD Debts.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD
(Incorporated in Malaysia) (415-D)

CDS ACCOUNT NUMBER

				-				-									

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of LION INDUSTRIES CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Seventy-Ninth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive the Directors' Report and Audited Financial Statements		
2. To approve a first and final dividend		
3. To approve Directors' fees		
4. To re-elect as Director, Y. Bhg. Tan Sri Asmat bin Kamaludin		
5. To re-elect as Director, Mr Heah Sieu Lay		
6. To re-appoint as Director, Y. A. Bhg. Tun Musa Hitam		
7. To re-appoint as Director, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin		
8. To re-appoint Auditors		
9. Authority to Directors to issue shares		
10. Proposed Shareholders' Mandate for Recurrent Related Party Transactions		
11. Proposed Renewal of Authority for Share Buy-Back		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2009

No. of shares: ....

Signed: ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.



Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 30/10/2009 06:02:25 PM
Reference No LI-091030-724B5

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	NOTICE OF THE SEVENTY-NINTH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
Notice is hereby given that the Seventy-Ninth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm for the purposes as set out in the Notice of Meeting attached herewith.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LICB-Notice of AGM.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

30 OCT 2009


LION INDUSTRIES CORPORATION BERHAD
(Incorporated in Malaysia)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN THAT the Seventy-Ninth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm for the following purposes:

AGENDA

1. To receive the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2009. **Resolution 1**

2. To approve the payment of a first and final dividend of 1.0% less 25% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM210,000 (2008 : RM208,000). **Resolution 3**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri Asmat bin Kamaludin **Resolution 4**
   Mr Heah Sieu Lay **Resolution 5**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129(6) of the Companies Act, 1965 as ordinary resolutions:

   "THAT pursuant to Section 129(6) of the Companies Act, 1965, Y. A. Bhg. Tun Musa Hitam be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting of the Company." **Resolution 6**

   "THAT pursuant to Section 129(6) of the Companies Act, 1965, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting of the Company." **Resolution 7**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 8**

7. Special Business

   To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

7.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up capital of the Company for the time being and that such authority shall continue to be in force until the conclusion of the next annual general meeting of the Company." **Resolution 9**

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

30 OCT 2009

7.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be and is hereby given for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as set out in paragraph 3.2 of Part A of the Circular to Shareholders of the Company dated 2 November 2009 ("Related Parties") which has been despatched to the shareholders of the Company, provided that such transactions are undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders; and **Resolution 10**

THAT authority conferred by this ordinary resolution will only continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but must not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders of the Company in general meeting,

whichever is the earlier; and

THAT the Directors of the Company be and are hereby authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

7.3 Proposed Renewal of Authority for Share Buy-Back

"THAT, subject to the Companies Act, 1965, the provisions of the Articles of Association of the Company, the Bursa Malaysia Securities Berhad ("Bursa Securities") Main Market Listing Requirements, and the approvals of all relevant governmental and/or regulatory authorities, the Company be and is hereby authorised to buy-back such amount of ordinary shares of RM1.00 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that: **Resolution 11**

(i) the aggregate number of shares bought-back does not exceed 10% of the total issued and paid-up capital of the Company at any point of time; and

(ii) the maximum amount of funds to be allocated for the share buy-back shall not exceed the amount of the retained profits or the share premium of the Company or both

(hereinafter referred to as the "Proposed Share Buy-Back"); and

THAT authority conferred by this ordinary resolution shall commence immediately upon the passing of this resolution and will only continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company, unless by ordinary resolution passed at that meeting, the authority is renewed, either unconditionally or subject to conditions; or

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

30 OCT 2009

(ii) the expiration of the period within which the next annual general meeting after that date is required by law to be held; or

(iii) revoked or varied by ordinary resolution passed by shareholders of the Company at a general meeting of the Company,

whichever occurs first; and

THAT authority be and is hereby given to the Directors of the Company to decide in their absolute discretion to retain the ordinary shares of RM1.00 each in the Company so purchased by the Company as treasury shares and/or cancel them and to distribute the treasury shares as share dividends and/or resell the treasury shares; and

FURTHER, THAT authority be and is hereby unconditionally and generally given to the Directors of the Company to take all such steps as are necessary or expedient and/or enter into any and all agreements, arrangements and guarantee with any party or parties to implement, finalise and give full effect to the Proposed Share Buy-Back with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities."

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN THAT a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 25 November 2009 in respect of shares exempted from mandatory deposit;

(b) shares transferred into the depositor's securities account before 4.00 pm on 30 November 2009 in respect of transfers; and

(c) shares bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

The dividend, if approved, will be paid on 31 December 2009 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 30 November 2009.

By Order of the Board

WONG PHOOI LIN
Secretary

Kuala Lumpur
2 November 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary
30 OCT 2009

Notes:

1. *Proxy*

   - *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

   - *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

   - *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Circular to Shareholders dated 2 November 2009 ("Circular")*

   Details on the following are set out in the Circular enclosed together with the 2009 Annual Report:

   (i) *Part A - Proposed Shareholders' Mandate for Recurrent Related Party Transactions*

   (ii) *Part B - Proposed Renewal of Authority for Share Buy-Back*

3. *Resolution 3*

   It is proposed that the fees for the Chairman of the Audit Committee be increased due to increased duties and responsibilities.

4. *Resolution 9*

   This approval will allow the Company to procure the renewal of the general mandate ("General Mandate") which will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued and paid-up capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

   As at the date of this Notice, no new shares in the Company were issued pursuant to the mandate granted to the Directors at the last Annual General Meeting of the Company held on 27 November 2008 which will lapse at the conclusion of this Annual General Meeting.

   The General Mandate will provide flexibility to the Company for any possible fund raising activities, including but not limited to placing of shares for purposes of funding future investment projects, working capital and/or acquisitions.

5. *Resolution 10*

   This approval will allow the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of Part A of the Circular, which are necessary for the Group's day-to-day operations undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders.

6. *Resolution 11*

   This approval will empower the Directors of the Company to purchase the Company's shares up to 10% of the issued and paid-up capital of the Company at any point of time. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

30 OCT 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Bursa Malaysia Securities Berhad ("Bursa Securities") has not perused Part B of this Circular. Further, Bursa Securities takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

PART A

CIRCULAR TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

PART B

STATEMENT IN RELATION TO THE PROPOSED RENEWAL OF AUTHORITY FOR SHARE BUY-BACK

The Notice convening the Seventy-Ninth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm is set out in the 2009 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Seventy-Ninth Annual General Meeting and the Form of Proxy which are enclosed in the 2009 Annual Report.

The last date and time for the lodging of the Form of Proxy is 22 November 2009 at 2.30 pm.

This Circular is dated 2 November 2009

MAIN CONTENTS

PART A

CIRCULAR TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

LICB or the Company	:	Lion Industries Corporation Berhad
LICB Group	:	LICB and its subsidiaries excluding its public listed subsidiary, LFIB, and its subsidiaries
Act	:	Companies Act, 1965
AGM	:	Annual General Meeting of the Company
Bursa Securities	:	Bursa Malaysia Securities Berhad
Directors	:	The Board of Directors of LICB
director	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
LCB RCSLS	:	Redeemable convertible secured loan stocks of nominal value RM1.00 each issued by LCB convertible into new ordinary shares of RM1.00 each in LCB at a conversion price of RM1.00 for one new ordinary share in LCB
LCB Warrants	:	Warrants issued by LCB with a right to subscribe for one new ordinary share of RM1.00 each in LCB for every warrant held at the exercise price of RM1.00 per share
LDHB ICULS	:	5-year 4% irredeemable convertible unsecured loan stocks 2008/2013 of nominal value RM1.00 each issued by LDHB convertible into new ordinary shares of RM0.50 each in LDHB ("LDHB Share") at a conversion price of RM0.50 for one new LDHB Share
Listing Requirements	:	Bursa Securities Main Market Listing Requirements
major shareholder	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements and reproduced herein in paragraph 2.2
Options	:	Options granted pursuant to the respective company's Executive Share Option Scheme to subscribe for one ordinary share in the said company for every option granted
Parkson RCSLS	:	3-year 3.5% redeemable convertible secured loan stocks of nominal value RM1.00 each issued by Parkson with a right to convert into new ordinary shares of RM1.00 each in Parkson ("Parkson Share") at a conversion price of RM4.00 nominal amount of the Parkson RCSLS for every one new Parkson Share
person connected	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2

Proposed Shareholders' Mandate	:	Proposed general mandate from the shareholders of the Company for the Recurrent Transactions
RRPTs	:	Recurrent related party transactions of a revenue or trading nature necessary for the day-to-day operations of the listed issuer and/or its subsidiaries
Recurrent Transactions	:	The recurrent related party transactions of a revenue or trading nature which are necessary for the day-to-day operations of the LICB Group as described herein in paragraph 3.3 which the LICB Group proposes to enter into with persons who are Related Parties
Related Party or Related Parties	:	The "director", "major shareholder" and/or "person connected" with such director or major shareholder of LICB or its subsidiaries
related party	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
related party transaction	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
2009 Shareholders' Mandate	:	The shareholders' mandate obtained on 27 November 2008 for the LICB Group to enter into recurrent related party transactions from 27 November 2008 to the conclusion of the forthcoming AGM

<u>Companies</u>

AEC	:	Amsteel Equity Capital Sdn Bhd
Amble Bond	:	Amble Bond Sdn Bhd
Amble Bond Group	:	Amble Bond and its subsidiaries and associated companies
AMB Venture	:	AMB Venture Sdn Bhd
Actual Best	:	Actual Best Limited
Amanvest	:	Amanvest (M) Sdn Bhd
Amsteel	:	Amsteel Corporation Berhad
AMSB	:	Amsteel Mills Sdn Bhd
Andalas	:	Andalas Development Sdn Bhd
Andar	:	Andar Investment Pte Ltd
Angkasa	:	Angkasa Marketing (Singapore) Pte Ltd
Araniaga	:	Araniaga Holdings Sdn Bhd

Companies

Bayview	:	Bayview Properties Sdn Bhd
Billion Grow	:	Billion Grow Limited
Brooklands	:	The Brooklands Selangor Rubber Company Limited
BSSB	:	Bright Steel Sdn Bhd
Ceemax Electronics	:	Ceemax Electronics Sdn Bhd
Dayung Setia	:	Dayung Setia Sdn Bhd
Deluxe	:	Deluxe Venture International Limited
Excel Step	:	Excel Step Investments Limited
Finlink	:	Finlink Holdings Sdn Bhd
Glittertrade	:	Glittertrade Sdn Bhd
Happyvest	:	Happyvest (M) Sdn Bhd
Horizon	:	Horizon Towers Sdn Bhd
Lancaster	:	Lancaster Trading Company Limited
LAP	:	Lion Asiapac Limited
LAP Group	:	LAP and its subsidiaries and associated companies
LCB	:	Lion Corporation Berhad
LCB Group	:	LCB and its subsidiaries and associated companies
LCE	:	Lion Construction & Engineering Sdn Bhd
LDHB	:	Lion Diversified Holdings Berhad
LDHB Group	:	LDHB and its subsidiaries and associated companies
LDH Mgmt	:	LDH Management Sdn Bhd
LDH (S)	:	LDH (S) Pte Ltd
LDP	:	Lion Development (Penang) Sdn Bhd
LDP Group	:	LDP and its subsidiaries and associated companies
LFIB	:	Lion Forest Industries Berhad
LFIB Group	:	LFIB and its subsidiaries and associated companies
LHSB	:	Lion Holdings Sdn Bhd

Companies

LHPL	:	Lion Holdings Pte Ltd
LHPL Group	:	LHPL and its subsidiaries and associated companies
Lion Investment	:	Lion Investment (Singapore) Pte Ltd
Lion Realty	:	Lion Realty Private Limited
LMgmt	:	Lion Management Sdn Bhd
Likom Computer	:	Likom Computer System Sdn Bhd
LTC	:	Lion Teck Chiang Limited
LTC Group	:	LTC and its subsidiaries and associated companies
Megasteel	:	Megasteel Sdn Bhd
Narajaya	:	Narajaya Sdn Bhd
Omali	:	Omali Corporation Sdn Bhd
Panoron	:	Panoron Sdn Bhd
Parkson	:	Parkson Holdings Berhad
Parkson Group	:	Parkson and its subsidiaries and associated companies
PMB Jaya	:	PMB Jaya Sdn Bhd
Projek Jaya	:	Projek Jaya Sdn Bhd
Ributasi	:	Ributasi Holdings Sdn Bhd
Ributasi Group	:	Ributasi and its subsidiaries and associated companies
SCB	:	Silverstone Corporation Berhad
Teraju Varia	:	Teraju Varia Sdn Bhd
Toll Logistics	:	Toll Logistics (Asia) Limited
Toll Logistics Group	:	Toll Logistics and its subsidiaries and associated companies
Sims	:	Sims Holdings Sdn Bhd
Sin Seng	:	Sin Seng Investments Pte Ltd
Teck Bee	:	Teck Bee Mining (M) Sendirian Berhad
Tirta	:	Tirta Enterprise Sdn Bhd
Trillionvest	:	Trillionvest Sdn Bhd
Umatrac	:	Umatrac Enterprises Sdn Bhd

Companies

Utara	:	Utara Enterprise Sdn Bhd
Viewtrain	:	Viewtrain Company Limited
WCSB	:	William Cheng Sdn Bhd

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

2 November 2009

Directors:

Tun Musa Hitam *(Independent Non-Executive Chairman)*
Datuk Cheng Yong Kim *(Managing Director)*
Tan Sri Asmat bin Kamaludin *(Independent Non-Executive Director)*
Dato' Kamaruddin @ Abas bin Nordin *(Non-Independent Non-Executive Director)*
Cheng Yong Liang *(Non-Independent Non-Executive Director)*
Heah Sieu Lay *(Independent Non-Executive Director)*
Chong Jee Min *(Independent Non-Executive Director)*

To : The Shareholders of Lion Industries Corporation Berhad

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 27 November 2008, the Company obtained the 2009 Shareholders' Mandate for recurrent related party transactions at the Seventy-Eighth AGM in accordance with paragraph 10.09 of Chapter 10 of the Listing Requirements.

The 2009 Shareholders' Mandate shall expire at the conclusion of the forthcoming Seventy-Ninth AGM unless it is renewed.

On 1 October 2009, the Directors announced that the Company proposes to procure a general mandate from its shareholders for the Recurrent Transactions at the forthcoming Seventy-Ninth AGM.

The purpose of this Circular is to provide the shareholders with information relating to the Proposed Shareholders' Mandate and to seek the shareholders' approval on the ordinary resolution in respect of the same to be tabled as special business at the Seventy-Ninth AGM to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm and at any adjournment thereof.

Disclosure has been made in the 2009 Annual Report of the Company on the breakdown of the aggregate value of transactions conducted pursuant to the 2009 Shareholders' Mandate during the financial year ended 30 June 2009, which amongst others, is based on the following information:

(a) the nature of the recurrent related party transactions entered into; and

(b) the class of related parties involved in the recurrent related party transactions and their relationship with the Company.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Paragraph 10.09 of Chapter 10 of the Listing Requirements and Paragraph 3.1.4 of Practice Note 12 in relation to the Recurrent Transactions

Under paragraph 10.09(2) of Chapter 10 of the Listing Requirements, a listed issuer may seek a mandate from its shareholders for RRPTs subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholder mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholder mandate during the financial year where the aggregate value is more than the threshold prescribed under paragraph 10.09(1) of the Listing Requirements;

(c) the listed issuer's circular to shareholders for the shareholder mandate includes the information as may be prescribed by Bursa Securities;

(d) in a meeting to obtain shareholder mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution to approve the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions; and

(e) the listed issuer immediately announces to Bursa Securities when the actual value of a recurrent related party transaction entered into by the listed issuer, exceeds the estimated value of the recurrent related party transaction disclosed in the circular by 10% or more and must include the information as may be prescribed by Bursa Securities in its announcement.

Transactions entered into between the listed issuer (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Chapter 10 of the Listing Requirements.

Paragraph 3.1.4 of Practice Note 12 states that the shareholder mandate is subject to annual renewal and any authority conferred by a shareholder mandate will only continue to be in force until:

(a) the conclusion of the first annual general meeting of the listed issuer following the general meeting at which such shareholder mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Act (but must not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Paragraph 3.1.5 of Practice Note 12 further states that in making the disclosure of the aggregate value of recurrent related party transactions conducted pursuant to the shareholder mandate obtained in a listed issuer's annual report, a listed issuer must provide a breakdown of the aggregate value of the recurrent related party transactions made during the financial year, amongst others, based on the following information:

(a) the type of the recurrent related party transactions made; and
(b) the names of the related parties involved in each type of the recurrent related party transactions made and their relation with the listed issuer.

Accordingly, the Company proposes to procure a general mandate from its shareholders for the Recurrent Transactions for the LICB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the ordinary resolution relating thereto at the Seventy-Ninth AGM and will continue to be in force until the conclusion of the next AGM or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but must not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements are as follows:

- director
  - has the meaning given in Section 2(1) of the Capital Markets and Securities Act, 2007 and includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer or its subsidiary or holding company or a chief executive of the listed issuer, its subsidiary or holding company.

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a corporation and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is:

    (a) 10% or more of the aggregate of the nominal amounts of all the voting shares in the corporation; or

    (b) 5% or more of the aggregate of the nominal amounts of all the voting shares in the corporation where such person is the largest shareholder of the corporation.

    For the purpose of this definition, "interests in shares" has the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

    (a) a family member of the director or major shareholder, which family means such person who falls within any one of the following categories:

    (i) spouse;
    (ii) parent;
    (iii) child including an adopted child and step-child;
    (iv) brother or sister; and
    (v) spouse of the person referred to in (iii) and (iv) above;

    (b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a family member of the director or major shareholder is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interests, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 Background

LICB is principally involved in investment holding and property development. The LICB Group is engaged in a range of activities, principally those relating to the following sectors:

(a) Steel - manufacture and marketing of steel bars, wire rods, hot briquetted iron and other steel related products; and

(b) Property - property development and management.

Due to the diversity and size of the LICB Group, it is anticipated that the LICB Group would, in the ordinary course of business, enter into transactions with classes of related parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.3.

The Directors are seeking a general mandate from its shareholders to allow the LICB Group, in its normal course of business, to enter into categories of Recurrent Transactions referred to in paragraph 3.3 with the classes of Related Parties set out in paragraph 3.2 provided such transactions are undertaken on an arm's length basis and on normal commercial terms which are consistent with the LICB Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders. The public listed subsidiary of LICB, namely LFIB, will be seeking a separate mandate from its shareholders for LFIB and its subsidiaries to enter into recurrent related party transactions.

The details of the Recurrent Transactions to be dealt with at the Seventy-Ninth AGM are set out in paragraph 3.3.

3.2 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to the following classes of related parties:

Related Parties	Note
LCB Group	i, ii and iv
LDHB Group	i, ii and iv(a) to (e)
LFIB Group	i, ii and iv
Parkson Group	i, ii and iv
Amble Bond Group	i, ii and iii
LAP Group	i, ii and iv
LDP Group	i, ii, iv(a) and iv(b)
LHPL Group	i, ii and iii
LTC Group	i, ii and iv
Ributasi Group	ii
Toll Logistics Group	v

The abovementioned parties are Related Parties as they are persons connected (as indicated by the respective Note) with:

Notes:

(i) Datuk Cheng Yong Kim (the Managing Director and a major shareholder of LICB) who has an interest of 5% or more held directly and/or indirectly via corporations in which he has more than 15% shareholding as set out in Annexure A of this Circular.

(ii) Tan Sri Cheng Heng Jem (a major shareholder of LICB) who has an interest of 5% or more held directly and/or indirectly via corporations in which he has more than 15% shareholding as set out in Annexure A of this Circular.

(iii) Cheng Yong Liang (a Director of LICB) who has a direct interest of 5% or more.

(iv) The companies listed below (major shareholders of LICB) which each has an interest of 5% or more held directly and/or indirectly via corporations wherein each has more than 15% shareholding as set out in Annexure A of this Circular:

(a) Lion Realty
(b) LDP
(c) Horizon
(d) LCB
(e) LDHB
(f) Excel Step
(g) Teraju Varia

(v) Toll Logistics (Asia) Limited which is the joint-venture partner in Lion-Kimtrans Logistics Sdn Bhd (a 75% owned subsidiary of LICB) holding a 25% equity interest.

The interests of the Related Parties in the Company as at 20 October 2009 are set out in Annexure B of this Circular. Save as disclosed therein, none of the Related Parties has any other interest in the Company.

The interests of the Directors of LICB who do not consider themselves independent with regard to the Proposed Shareholders' Mandate ("Interested Directors") and the major shareholders of LICB that are deemed interested in the Proposed Shareholders' Mandate ("Interested Major Shareholders") as at 20 October 2009 are as follows:

	Direct Interest		Indirect Interest		
Name	**No. of shares of RM1.00 each**	**%**	**No. of shares of RM1.00 each**	**%**	**No. of Options**
Interested Directors					
Datuk Cheng Yong Kim[1]	2,594,789	0.36	300,015,455[a]	42.07	700,000
Dato' Kamaruddin @ Abas bin Nordin[2]	68,800	*	-	-	71,200
Cheng Yong Liang[3]	47,880	*	-	-	-
Interested Major Shareholders					
Tan Sri Cheng Heng Jem	-	-	336,832,615[b]	47.23	-
Lion Realty	-	-	299,812,045[c]	42.04	-
LDP	225,257	0.03	299,586,788[d]	42.01	-
Horizon	122,290	0.02	292,139,625[e]	40.96	-
LCB	180,576,909	25.32	111,562,716[f]	15.64	-
LDHB	36,720,000	5.15	292,139,625[e]	40.96	-
Excel Step	-	-	292,139,625[e]	40.96	-
Teraju Varia	-	-	292,139,625[e]	40.96	-

Notes:

* Negligible.

(1) Also a major shareholder of the Company.

(2) Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of the Company), a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest by virtue of his substantial shareholding in the Company. As such, Dato' Kamaruddin is deemed to be a person connected with Datuk Cheng Yong Kim.

(3) Brother of Datuk Cheng Yong Kim and nephew of Tan Sri Cheng Heng Jem, a major shareholder of the Company.

(a) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, Sin Seng, LCB, PMB Jaya, LCE, BSSB and Megasteel and Section 134(12) of the Act held by his spouse, Datin Ng Seok Kuan.

(b) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, Sin Seng, Trillionvest, LCB, PMB Jaya, LCE, BSSB, Megasteel and LDHB.

(c) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, LCB, PMB Jaya, LCE, BSSB and Megasteel.

(d) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LCB, PMB Jaya, LCE, BSSB and Megasteel.

(e) Deemed interested by virtue of Section 6A of the Act held via LCB, PMB Jaya, LCE, BSSB and Megasteel.

(f) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya, LCE, BSSB and Megasteel.

The interests of the Interested Directors and the Interested Major Shareholders in the Related Parties as at 20 October 2009 are set out in Annexure A of this Circular. Save as disclosed therein, none of the Interested Directors and the Interested Major Shareholders has any other interest in the Related Parties.

The interests of the persons connected with the Interested Directors and/or the Interested Major Shareholders ("Persons Connected") in LICB as at 20 October 2009 are as follows:

	Direct Interest		Indirect Interest	
Persons Connected	**No. of shares of RM1.00 each**	**%**	**No. of shares of RM1.00 each**	**%**
Datin Ng Seok Kuan[(1)]	123,022	0.02	-	-
Puan Sri Chan Chau Ha[(2)]	43,018	*	80,388[(a)]	0.01
Cheng Theng Kee[(3)]	743,550	0.10	-	-
Chen Shok Ching[(4)]	571,117	0.08	-	-
Cheng Wei Meng[(5)]	750	*	-	-
Cheng Chai Hai[(6)]	30,642	*	-	-
Joseph Thiang Thin Poh[(7)]	117,042	0.02	-	-
Trillionvest[(8)]	220,182	0.03	-	-
Amanvest[(9)]	3,292,226	0.46	-	-
Tirta[(9)]	60,243	*	-	-
LMgmt[(9)]	3,019,953	0.42	-	-
LHSB[(9)]	952,451	0.13	3,352,469[(b)]	0.47
Sin Seng[(9)]	80,388	0.01	-	-
PMB Jaya[(9)]	1,279,900	0.18	-	-
LCE[(9)]	801,500	0.11	1,279,900[(c)]	0.18
BSSB[(9)]	7,481,316	1.05	-	-
Megasteel[(9)]	102,000,000	14.30	-	-
Limpahjaya[(9)]	-	-	102,000,000[(d)]	14.30

Notes:

* Negligible

(a) Deemed interested by virtue of Section 6A of the Act held via Sin Seng.

(b) Deemed interested by virtue of Section 6A of the Act held via Amanvest and Tirta.

(c) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya.

(d) Deemed interested by virtue of Section 6A of the Act held via Megasteel.

The Persons Connected having interests in the Company do not consider themselves independent in respect of the Proposed Shareholders' Mandate by virtue of the following:

(1) spouse of Datuk Cheng Yong Kim.

(2) spouse of Tan Sri Cheng Heng Jem.

(3) father of Datuk Cheng Yong Kim and Cheng Yong Liang, and brother of Tan Sri Cheng Heng Jem.

(4) mother of Datuk Cheng Yong Kim and Cheng Yong Liang, and sister-in-law of Tan Sri Cheng Heng Jem.

(5) sister of Datuk Cheng Yong Kim and Cheng Yong Liang.

(6) sister of Tan Sri Cheng Heng Jem.

(7) brother-in-law of Datuk Cheng Yong Kim and Cheng Yong Liang.

(8) company in which Tan Sri Cheng Heng Jem has more than 15% interest as at 20 October 2009.

(9) company in which Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim each has a direct interest, and/or indirect interest of more than 15% as at 20 October 2009.

Save as disclosed above, none of the other Directors, major shareholders or persons connected with them has any interest, direct and/or indirect, in the Proposed Shareholders' Mandate.

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the LICB Group relating to the provision of, or obtaining from, the Related Parties, products and services in the normal course of business of the LICB Group comprising the following transactions:

Nature of Transactions	Related Parties	Estimated Value[1]	2009 Shareholders' Mandate	
			Estimated Value[2]	Actual Value[3]
		(RM'000)	(RM'000)	(RM'000)
(a) **Steel Related**				
(i) The sale of scrap iron, steel bars, wire rods, hot briquetted iron, billets and other related products and services	LCB Group LDHB Group LTC Group LHPL Group LFIB Group	4,000,000	2,650,000	670,760
(ii) The purchase of scrap iron, gases and other related products and services	LCB Group LDHB Group LAP Group LFIB Group LHPL Group LTC Group Ributasi Group	2,536,000	2,514,000	1,002,372
(iii) The purchase of tools, dies and spare parts	LCB Group	8,000	8,000	4,334
(iv) The provision of storage, leasing and rental[4] of properties, management and support and other related services[5]	LCB Group LDHB Group LAP Group	7,800	7,800	1,240
(v) The obtaining of storage, leasing and rental[4] of properties, management and support, and other related services[6]	LCB Group Amble Bond Group	21,000	21,000	1,055

Nature of Transactions	Related Parties	Estimated Value[1]	2009 Shareholders' Mandate	
			Estimated Value[2]	Actual Value[3]
		(RM'000)	(RM'000)	(RM'000)
(vi) The provision of transportation and other related services	LDHB Group LCB Group	110,000	65,000	23,058
(vii) The obtaining of leasing of equipment, management and support, and other related services	Toll Logistics Group	10,000	10,000	-
(b) **Property-based**				
(i) The provision of storage, leasing, rental[4] of properties and related services[7] and building maintenance	Ributasi Group LDHB Group Amble Bond Group LDP Group Parkson Group	12,000	12,000	2,741
(ii) The awarding of contracts, nomination of sub-contractors and consultants for property projects	LCB Group LDHB Group	11,000	11,000	-
(c) **Others**				
(i) The purchase of lubricants	LFIB Group	5,000	-	1,932
(ii) The obtaining of transportation and forwarding services	LFIB Group	10,000	-	3,505

None of the actual value transacted pursuant to the 2009 Shareholders' Mandate exceeded the estimated value disclosed to the shareholders in the Circular in relation to the 2009 Shareholders' Mandate.

Notes:

(1) The estimated value from the date of the Seventy-Ninth AGM to the next AGM to be held by end December 2010 is based on the aggregate amount over a 12-month period ended 30 June 2009 after taking into consideration the transactions which will be entered into in the foreseeable future. The estimated value may be subject to changes.

(2) The estimated value as set out in the 2009 Shareholders' Mandate.

(3) The actual value transacted from the date on which the 2009 Shareholders' Mandate was obtained up to 30 September 2009.

(4) All rentals are payable on monthly basis.

The address and size of the properties are as follows:

	Address	Area
(5)	Mukim of Tanjung Dua Belas District of Kuala Langat Selangor Darul Ehsan	71.6 hectares
(6)	HS(D) 24277, PT 3501 Lot 1, Jalan Waja Bukit Raja Industrial Estate Mukim of Bukit Raja Klang, Selangor Darul Ehsan	3.2 hectares
(7)	Melaka Technology Park PT 3852, HS (D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	21.2 hectares

The Recurrent Transactions are subject to the review procedures as set out in paragraph 3.4.

3.4 Review Procedures for RRPTs

The LICB Group has established the following methods and procedures to ensure that all RRPTs are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the LICB Group's usual business practices and policies, and on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders:

(a) A list of related parties will be circulated within the LICB Group and it will be updated for any subsequent changes. The related parties will also be notified that all RRPTs are required to be undertaken on an arm's length basis and on normal commercial terms, and on terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders.

(b) RRPTs will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
Steel related		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<50,000,000	General Manager + Managing Director/Executive Director/Director
	50,000,000 and above		Audit Committee
Others		<1,000,000	Accountant/Chief Accountant/ Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the LICB Group to capture all RRPTs which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of all RRPTs which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor all RRPTs have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the LICB Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

(i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

(ii) on an arm's length basis and on normal commercial terms which are consistent with the LICB Group's usual business practices and policies. Price and terms offered to/by the related parties are fair and reasonable and comparable to those offered to/by other unrelated third parties for the same or substantially similar type of produces/services and/or quantities.

(iii) on competitive commercial terms. The LICB Group shall identify various sources of supply to secure at least three quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than three quotations are available from unrelated third parties for comparison due to limited sources of supply or potential suppliers' unwillingness to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets. In such event, the Company will ensure that the RRPT is not detrimental to the LICB Group.

(iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

(v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

(vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

(vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 Rationale for the Proposed Shareholders' Mandate and Benefit to the LICB Group and its Shareholders

The steel and property related businesses are the principal businesses of the LICB Group. The classes of Related Parties listed in paragraph 3.2 are also involved in similar or complementary businesses of the LICB Group. It is therefore in the interests of the LICB Group to transact with the Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the LICB Group can enjoy synergistic benefits. In addition, the LICB Group is able to provide and enjoy management and support services to/from the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the LICB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the LICB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the ordinary course of business of the LICB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are undertaken on an arm's length basis and on normal commercial terms which are consistent with the LICB Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to and/or from the public and are not, in the Company's opinion, detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved by the shareholders, would eliminate the need to make announcements to Bursa Securities or to convene general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified classes of Related Parties arise. This will substantially reduce the expenses associated with convening of general meetings on an ad hoc basis, improve administrative efficiency considerably and allow resources to be channelled towards attaining other corporate objectives.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 and is of the view that:

(i) the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) the LICB Group has in place adequate procedures to monitor, track and identify RRPTs in a timely and orderly manner, and such procedures and processes are reviewed on a yearly basis or whenever the need arises.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is subject to the approval of the shareholders at the Seventy-Ninth AGM.

5. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any effect on the issued and paid-up capital, earnings and net assets of the LICB Group, and substantial shareholders' shareholding in the Company.

6. ABSTENTION FROM VOTING

The Interested Directors (as set out in paragraph 3.2) who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.2 have abstained and will continue to abstain from board deliberation and voting on the resolution pertaining to the Proposed Shareholders' Mandate. The Interested Directors, the Interested Major Shareholders (as set out in paragraph 3.2) and the Persons Connected (as set out in paragraph 3.2) who have interests, direct and/or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Shareholders' Mandate at the Seventy-Ninth AGM. The Interested Directors and the Interested Major Shareholders will undertake to ensure that the Persons Connected will abstain from voting in respect of their direct and/or indirect interests on the resolution deliberating or approving the Proposed Shareholders' Mandate at the Seventy-Ninth AGM.

7. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the LICB Group. For the reasons stated in paragraph 3.5, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the ordinary resolution in respect of the Proposed Shareholders' Mandate to be tabled at the Seventy-Ninth AGM.

8. AGM

The Seventy-Ninth AGM, as convened by the Notice incorporated in the 2009 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
LION INDUSTRIES CORPORATION BERHAD

TUN MUSA HITAM
Chairman

1. INTERESTS OF THE INTERESTED DIRECTORS AND THE INTERESTED MAJOR SHAREHOLDERS IN THE RELATED PARTIES SET OUT IN PARAGRAPH 3.2 AS AT 20 OCTOBER 2009

(i) Datuk Cheng Yong Kim

(a) LCB Group

Deemed interested by virtue of Section 6A of the Act (21.72%) held via LHSB, Finlink, Teck Bee, Tirta, LMgmt, Horizon, Araniaga, Panoron, Happyvest, Amanvest, Billion Grow, Bayview, LDP, Viewtrain, Lion Realty, Sin Seng and Narajaya. In addition, 42,664 LCB Warrants.

(b) LDHB Group

Deemed interested by virtue of Section 6A of the Act (33.69%) held via LDP, Narajaya, LICB, AMSB and Sin Seng. In addition, RM31,014,916 LDHB ICULS.

(c) LFIB Group

Deemed interested by virtue of Section 6A of the Act (79.64%) held via Happyvest, Panoron, AMSB, LICB, LCB, LHSB, Araniaga, Teck Bee, Tirta, Amanvest, Horizon, Amsteel, Umatrac, Sin Seng and AEC.

(d) Parkson Group

Deemed interested by virtue of Section 6A of the Act (27.58%) held via LDP, Narajaya, LCB, LICB, AMSB, Sin Seng, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(e) LDP Group

Deemed interested by virtue of Section 6A of the Act (20.00%) held via Lion Realty.

(f) LTC Group

Deemed interested in 33.94% held via Lion Investment.

Other than as disclosed above, Datuk Cheng Yong Kim also has direct shareholding in LCB (0.14%), LDHB (1.06%), LFIB (negligible percentage), Parkson (1.11%), Amble Bond (5.98%), LDP (negligible percentage), LHPL (14.17%), LTC (0.03%) and Ributasi (2.80%).

(ii) Cheng Yong Liang

Cheng Yong Liang has direct shareholding in Amble Bond (5.15%), LTC (0.09%) and Ributasi (2.20%).

(iii) Tan Sri Cheng Heng Jem

(a) LCB Group

Deemed interested by virtue of Section 6A of the Act (82.85%) held via WCSB, LHSB, LDHB, LICB, Bayview, LMgmt, Horizon, Lancaster, Araniaga, Panoron, Happyvest, Finlink, Teck Bee, Tirta, Amanvest, LHPL, Viewtrain, Billion Grow, LDP, Trillionvest, Projek Jaya, Ceemax Electronics, AMSB, LDH (S), Sims, Sin Seng, Actual Best, Narajaya, Teraju Varia and LDH Mgmt. In addition, 490,000 Options, 9,573,871 LCB Warrants and RM275,214,524 LCB RCSLS.

(b) LDHB Group

Deemed interested by virtue of Section 6A of the Act (39.31%) held via Likom Computer, Ributasi, LDP, Narajaya, LICB, AMSB, LHPL, Sin Seng and Deluxe. In addition, RM325,401,322 LDHB ICULS.

(c) LFIB Group

Deemed interested by virtue of Section 6A of the Act (79.66%) held via Happyvest, Panoron, AMSB, LICB, LCB, WCSB, Lancaster, LHSB, Araniaga, Teck Bee, Tirta, Amanvest, Horizon, Amsteel, Umatrac, LHPL, Sin Seng, Ceemax Electronics and AEC.

(d) Parkson Group

Deemed interested by virtue of Section 6A of the Act (32.49%) held via Likom Computer, Ributasi, LDP, Narajaya, LCB, LICB, AMSB, LHPL, Sin Seng, Deluxe, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(e) Amble Bond Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha's 14.00% direct interest in Amble Bond.

(f) LAP Group

Deemed interested in 68.84% held via Omali, AMB Venture and Andar.

(g) LDP Group

Deemed interested by virtue of Section 6A of the Act (21.00%) held via Utara, Glittertrade, Dayung Setia, WCSB and Lancaster.

(h) LHPL Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha's 58.80% direct interest in LHPL.

(i) LTC Group

Deemed interested in 21.67% held via LHSB, Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

(j) Ributasi Group

Deemed interested by virtue of Section 6A of the Act (30.00%) held via Dayung Setia.

Other than as disclosed above, Tan Sri Cheng Heng Jem also has direct shareholding in LCB (0.02%), LDHB (16.46%), LFIB (negligible percentage), Parkson (21.94%), Amble Bond (58.00%), LDP (48.99%) and Ributasi (50.40%).

(iv) Lion Realty

(a) LCB Group

Deemed interested by virtue of Section 6A of the Act (21.28%) held via LHSB, Finlink, Teck Bee, Tirta, Happyvest, Panoron, Araniaga, Amanvest, Horizon, LMgmt, Bayview, LDP and Narajaya.

(b) LDHB Group

Deemed interested by virtue of Section 6A of the Act (33.67%) held via LDP, Narajaya, LICB and AMSB. In addition, RM30,014,916 LDHB ICULS.

(c) LFIB Group

Deemed interested by virtue of Section 6A of the Act (79.64%) held via Happyvest, Panoron, AMSB, LICB, LCB, LHSB, Araniaga, Teck Bee, Tirta, Amanvest, Horizon, Amsteel, Umatrac and AEC.

(d) Parkson Group

Deemed interested by virtue of Section 6A of the Act (27.57%) held via LDP, Narajaya, LCB, LICB, AMSB, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(e) LTC Group

Deemed interested in 15.31% held via Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, Lion Realty also has direct shareholding in LCB (0.37%), LDP (20.00%) and LTC (6.36%).

(v) LDP

(a) LCB Group

Deemed interested by virtue of Section 6A of the Act (21.27%) held via LHSB, Finlink, Teck Bee, Tirta, Horizon, LMgmt, Araniaga, Panoron, Happyvest, Amanvest, Bayview and Narajaya.

(b) LDHB Group

Deemed interested by virtue of Section 6A of the Act (33.53%) held via Narajaya, LICB and AMSB. In addition, RM30,014,916 LDHB ICULS.

(c) LFIB Group

Deemed interested by virtue of Section 6A of the Act (79.64%) held via Happyvest, Panoron, AMSB, LICB, LCB, LHSB, Araniaga, Teck Bee, Tirta, Amanvest, Horizon, Amsteel, Umatrac and AEC.

(d) Parkson Group

Deemed interested by virtue of Section 6A of the Act (22.53%) held via Narajaya, LCB, LICB, AMSB, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(e) LDP Group

Interested in its subsidiaries and associated companies.

(f) LTC Group

Deemed interested in 21.67% held via LHSB, Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, LDP also has direct shareholding in LCB (negligible percentage), LDHB (0.14%) and Parkson (0.04%).

(vi) Horizon

(a) LDHB Group

Deemed interested by virtue of Section 6A of the Act (20.85%) held via LICB and AMSB. In addition, RM30,014,916 LDHB ICULS.

(b) LFIB Group

Deemed interested by virtue of Section 6A of the Act (78.66%) held via AMSB, LICB, LCB, Amsteel, Umatrac and AEC.

(c) Parkson Group

Deemed interested by virtue of Section 6A of the Act (22.88%) held via LCB, LICB, AMSB, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(d) LTC Group

Deemed interested in 15.31% held via Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, Horizon also has direct shareholding in LCB (17.20%) and LFIB (negligible percentage).

(vii) LCB

(a) LCB Group

Interested in its subsidiaries and associated companies.

(b) LDHB Group

Deemed interested by virtue of Section 6A of the Act (20.85%) held via LICB and AMSB. In addition, RM30,014,916 LDHB ICULS.

(c) LFIB Group

Deemed interested by virtue of Section 6A of the Act (78.66%) held via AMSB, LICB, Amsteel, Umatrac and AEC.

(d) Parkson Group

Deemed interested by virtue of Section 6A of the Act (22.77%) held via LICB, AMSB, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(e) LAP Group

Deemed interested in 66.66% held via Omali and AMB Venture.

(f) LTC Group

Deemed interested in 15.31% held via Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, LCB also has direct shareholding in LFIB (negligible percentage) and Parkson (0.11%).

(viii) LDHB

(a) LCB Group

Deemed interested by virtue of Section 6A of the Act (37.82%) held via LDH (S), Teraju Varia and LDH Mgmt. In addition, 331,850 LCB Warrants.

(b) LDHB Group

Interested in its subsidiaries and associated companies.

(c) LFIB Group

Deemed interested by virtue of Section 6A of the Act (78.66%) held via AMSB, LICB, LCB, Amsteel, Umatrac and AEC.

(d) Parkson Group

Deemed interested by virtue of Section 6A of the Act (20.68%) held via LCB, LICB, AMSB and Excel Step. In addition, RM228,800,000 Parkson RCSLS.

(e) LAP Group

Deemed interested in 66.66% held via Omali and AMB Venture.

(f) LTC Group

Deemed interested in 15.31% held via Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, LDHB also has direct shareholding in LCB (21.18%) and Parkson (2.19%).

(ix) Excel Step

(a) LCB Group

Deemed interested by virtue of Section 6A of the Act (21.16%) held via Teraju Varia.

(b) LFIB Group

Deemed interested by virtue of Section 6A of the Act (78.66%) held via AMSB, LICB, LCB, Amsteel, Umatrac and AEC.

(c) Parkson Group

Deemed interested by virtue of Section 6A of the Act (21.65%) held via LCB, LICB, AMSB and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(d) LAP Group

Deemed interested in 29.98% held via Omali.

(e) LTC Group

Deemed interested in 15.31% held via Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, Excel Step also has direct shareholding in Parkson (1.23%).

(x) Teraju Varia

(a) LFIB Group

Deemed interested by virtue of Section 6A of the Act (78.66%) held via AMSB, LICB, LCB, Amsteel, Umatrac and AEC.

(b) Parkson Group

Deemed interested by virtue of Section 6A of the Act (22.88%) held via LCB, LICB, AMSB, Excel Step and LDHB. In addition, RM228,800,000 Parkson RCSLS.

(c) LAP Group

Deemed interested in 29.98% held via Omali.

(d) LTC Group

Deemed interested in 15.31% held via Andalas, Brooklands, Angkasa, SCB, LICB and Umatrac.

Other than as disclosed above, Teraju Varia also has direct shareholding in LCB (21.16%).

2. INTERESTS OF THE RELATED PARTIES SET OUT IN PARAGRAPH 3.2 IN THE COMPANY AS AT 20 OCTOBER 2009

		Shareholding			
		Direct	**%**	**Indirect**	**%**
1	LCB	180,576,909	25.32	111,562,716[(a)]	15.64
	through its subsidiaries:				
	PMB Jaya	1,279,900	0.18	-	-
	LCE	801,500	0.11	1,279,900[(b)]	0.18
	Megasteel	102,000,000	14.30	-	-
	BSSB	7,481,316	1.05	-	-
2	LDHB	36,720,000	5.15	292,139,625[(c)]	40.96
	through its subsidiaries:				
	LCB	180,576,909	25.32	111,562,716[(a)]	15.64
	PMB Jaya	1,279,900	0.18	-	-
	LCE	801,500	0.11	1,279,900[(b)]	0.18
	Megasteel	102,000,000	14.30	-	-
	BSSB	7,481,316	1.05	-	-
3	LDP	225,257	0.03	299,586,788[(d)]	42.01
	through its subsidiaries:				
	Amanvest	3,292,226	0.46	-	-
	Horizon	122,290	0.02	292,139,625[(c)]	40.96
	LMgmt	3,019,953	0.42	-	-
	LHSB	952,451	0.13	3,352,469[(e)]	0.47
	Tirta	60,243	*	-	-
4	LHPL	-	-	80,388[(f)]	0.01

* Negligible

(a) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya, LCE, Megasteel and BSSB..

(b) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya.

(c) Deemed interested by virtue of Section 6A of the Act held via LCB, PMB Jaya, LCE, Megasteel and BSSB.

(d) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LMgmt, LHSB, Tirta, LCB, PMB Jaya, LCE, BSSB and Megasteel.

(e) Deemed interested by virtue of Section 6A of the Act held via Amanvest and Tirta.

(f) Deemed interested by virtue of Section 6A of the Act held via Sin Seng.

PART B

STATEMENT IN RELATION TO THE PROPOSED RENEWAL OF AUTHORITY FOR SHARE BUY-BACK

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Statement:

LICB or the Company	:	Lion Industries Corporation Berhad
LICB Group or Group	:	LICB and its subsidiaries
Act	:	Companies Act, 1965
AGM	:	Annual General Meeting of the Company
Amanvest	:	Amanvest (M) Sdn Bhd
Board	:	The Board of Directors of the Company
BSSB	:	Bright Steel Sdn Bhd
Bursa Securities	:	Bursa Malaysia Securities Berhad
Code	:	Malaysian Code on Take-Overs and Mergers, 1998, including any amendment that may be made from time to time
EPS	:	Earnings per share
Excel Step	:	Excel Step Investments Limited
FYE	:	Financial year ended/ending, as the case may be
Horizon	:	Horizon Towers Sdn Bhd
LCB	:	Lion Corporation Berhad
LCE	:	Lion Construction & Engineering Sdn Bhd
LDHB	:	Lion Diversified Holdings Berhad
LDP	:	Lion Development (Penang) Sdn Bhd
LHSB	:	Lion Holdings Sdn Bhd
LICB Share(s) or Share(s)	:	Ordinary shares of RM1.00 each in LICB
Limpahjaya	:	Limpahjaya Sdn Bhd
Lion Realty	:	Lion Realty Private Limited
Listing Requirements	:	Bursa Securities Main Market Listing Requirements
LMgmt	:	Lion Management Sdn Bhd

Market Day	:	A day on which the stock market of Bursa Securities is open for trading of securities
Megasteel	:	Megasteel Sdn Bhd
NA	:	Net assets
Options	:	Options granted pursuant to the respective company's Executive Share Option Scheme to subscribe for one ordinary share in the said company for every option granted
PMB Jaya	:	PMB Jaya Sdn Bhd
Proposed Share Buy-Back	:	The proposal to enable LICB to purchase LICB Shares of an amount up to 10% of the issued and paid-up capital of LICB
Proposed Share Buy-Back Authority	:	The proposed renewal of the authority to enable LICB to purchase LICB Shares of an amount up to 10% of the issued and paid-up capital of LICB
Purchased Shares	:	LICB Shares purchased pursuant to the Proposed Share Buy-Back
RM and sen	:	Ringgit Malaysia and sen respectively
SC	:	Securities Commission
Sin Seng	:	Sin Seng Investments Pte Ltd
Tirta	:	Tirta Enterprise Sdn Bhd
Teraju Varia	:	Teraju Varia Sdn Bhd
Trillionvest	:	Trillionvest Sdn Bhd
WAMP	:	Weighted average market price

CONTENTS



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

STATEMENT IN RELATION TO THE PROPOSED RENEWAL OF AUTHORITY FOR SHARE BUY-BACK

1. INTRODUCTION

On 27 November 2008, the Company obtained the shareholders' approval at the Seventy-Eighth AGM for a share buy-back of up to 10% of the issued and paid-up capital of the Company. The authority from the shareholders shall lapse at the conclusion of the forthcoming AGM to be held on 24 November 2009 unless it is renewed at the said AGM.

On 1 October 2009, the Board announced that the Company proposes to seek the shareholders' approval for a proposed renewal of authority for share buy-back of up to 10% of the issued and paid-up capital of the Company ("Proposed Share Buy-Back Authority").

The purpose of this Statement is to provide the shareholders with information relating to the Proposed Share Buy-Back and to seek the shareholders' approval on the ordinary resolution pertaining to the Proposed Share Buy-Back Authority to be tabled as special business at the Seventy-Ninth AGM to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm and at any adjournment thereof.

2. DETAILS OF THE PROPOSED SHARE BUY-BACK AUTHORITY

2.1 The Board proposes to seek the approval from its shareholders to renew the authority for the Company to purchase up to 10% of its issued and paid-up capital at any point of time, subject to Section 67A of the Act (as may be amended, modified or re-enacted from time to time), Chapter 12 of the Listing Requirements and any prevailing laws, orders, requirements, rules, regulations and guidelines issued by the relevant authorities at the time of purchase ("Prevailing Laws"). As at 20 October 2009, the issued and paid-up capital of LICB is RM713,199,265 comprising 713,199,265 LICB Shares.

The Proposed Share Buy-Back Authority from the shareholders shall commence immediately upon the passing of the ordinary resolution for the Proposed Share Buy-Back Authority at the forthcoming AGM on 24 November 2009 and will only continue to be in force until:

(a) the conclusion of the next AGM following the general meeting at which the ordinary resolution for the Proposed Share Buy-Back Authority was passed at which time it will lapse, unless by ordinary resolution passed at that meeting, the authority is renewed by a resolution, either unconditionally or subject to conditions; or

(b) the expiration of the period within which the next AGM after that date is required by law to be held; or

(c) revoked or varied by ordinary resolution passed by the shareholders of the Company at a general meeting of the Company,

whichever occurs first.

2.2 The maximum amount of funds to be utilised for the Proposed Share Buy-Back shall not exceed the amount of the retained profits or the share premium of the Company or both subject to compliance with Section 67A of the Act and any Prevailing Laws, including compliance with the 25% public shareholding spread in the hands of public shareholders, as required by Paragraph 8.02(1) of the Listing Requirements. The share premium of LICB for the FYE 30 June 2009 was RM527.3 million.

2.3 As at 30 September 2009, the public shareholding spread of the Company was 52.14%. The Company will endeavour to ensure that the Proposed Share Buy-Back will not breach Paragraph 12.14 of the Listing Requirements which states that a listed corporation must not purchase its own shares on Bursa Securities if the purchase(s) will result in the listed corporation being in breach of Paragraph 8.02(1) of the Listing Requirements as set out in paragraph 2.2.

2.4 Pursuant to Section 67A of the Act, the Directors of the Company may deal with the Purchased Shares in either of the following manners:

(i) cancel the Purchased Shares; or
(ii) retain the Purchased Shares as treasury shares held by the Company; or
(iii) retain part of the Purchased Shares as treasury shares and cancel the remainder.

The Purchased Shares held as treasury shares may be distributed as share dividends to the shareholders of LICB and/or resold on the market through Bursa Securities in accordance with the relevant rules of Bursa Securities or subsequently cancelled.

It is the intention of the Board to retain the Purchased Shares as treasury shares and subsequently resell on Bursa Securities if the opportunity arises for the Company to realise gains from the resale on the market. However, the Board may distribute the Purchased Shares held as treasury shares as share dividends or cancel the Purchased Shares if the Board decides to change the capital structure of the Company.

While the Purchased Shares are held as treasury shares, the rights attached to these Shares as to voting, dividends and participation in other distribution or otherwise will be suspended and the treasury shares shall not be taken into account in calculating the number or percentage of Shares, or of a class of Shares in the Company for any purpose including major shareholdings, takeovers, notices, requisitioning of meetings, quorum for a meeting and the results of votes on resolutions at a meeting.

2.5 Pursuant to Paragraph 12.17 of the Listing Requirements, the Company may only purchase its own shares at a price which is not more than 15% above the WAMP of the shares for the five (5) Market Days immediately before the date of the purchase.

According to Paragraph 12.18 of the Listing Requirements, the Company may resell the treasury shares on Bursa Securities at:

(a) a price which is not less than the WAMP for the shares for the five (5) Market Days immediately before the resale; or

(b) a discounted price of not more than 5% to the WAMP for the shares for the five (5) Market Days immediately before the resale provided that the resale takes place not earlier than thirty (30) days from the date of purchase and the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Share Buy-Back Authority will allow the Board to exercise the power of the Company to purchase its own shares at any time within the time period mentioned in paragraph 2.1. The Proposed Share Buy-Back may be funded through internally generated fund and/or bank borrowings as long as the purchase is backed by an equivalent amount of the retained profits or the share premium of the Company or both.

Depending on the number of Shares purchased and the purchase prices of the Shares, the Proposed Share Buy-Back, if funded through internally generated fund, is not expected to have a material impact on the cashflow position of the Company. The actual number of LICB Shares to be purchased will depend on market conditions and sentiments of Bursa Securities as well as the retained profits, share premium and financial resources available to the Company at the time of the purchase.

In the event bank borrowings are taken to fund the purchase of Shares pursuant to the Proposed Share Buy-Back, the Company shall ensure that it will have sufficient funds to repay the said borrowings as and when they are due and that the bank borrowings will not have any material impact on the cash flow of the Company.

2.7 An immediate announcement will be made to Bursa Securities in respect of any purchase of the Company's own shares, any cancellation of Purchased Shares or Purchased Shares retained as treasury shares and of any resale of the treasury shares.

3. POTENTIAL ADVANTAGES AND DISADVANTAGES OF THE PROPOSED SHARE BUY-BACK

3.1 The potential advantages of the Proposed Share Buy-Back to the Company and its shareholders are as follows:

(i) allows the Company to take preventive measures against speculation particularly when its shares are undervalued which would in turn, stabilise the market price of LICB Shares and hence, enhance investors' confidence;

(ii) allows the Company the flexibility in achieving the desired capital structure, in terms of debt and equity composition and size of equity; and

(iii) if the Purchased Shares are retained as treasury shares, it will provide the Directors of the Company with the option to sell the Purchased Shares at a higher price and generate profits for LICB. Alternatively, if the treasury shares are distributed as share dividends by the Company, it may then serve to reward the shareholders of the Company.

3.2 The potential disadvantages of the Proposed Share Buy-Back to the Company and its shareholders are as follows:

(i) the Proposed Share Buy-Back will reduce the financial resources of the LICB Group and may result in the LICB Group foregoing better investment opportunities that may emerge in the future; and

(ii) as the Proposed Share Buy-Back can only be made out of retained profits or share premium of the Company or both, it may result in the reduction of financial resources available for distribution to shareholders in the immediate future.

4. RATIONALE FOR THE PROPOSED SHARE BUY-BACK AUTHORITY

The Proposed Share Buy-Back Authority, if implemented, will enable the LICB Group to utilise any of its surplus financial resources which is not immediately required for other uses, to purchase its own shares from the market. The Proposed Share Buy-Back is expected to stabilise the supply and demand, as well as the market price of the LICB shares.

All things being equal, the Proposed Share Buy-Back, whether the Purchased Shares are maintained as treasury shares or cancelled, will result in a lower number of LICB Shares being used for the purpose of computing EPS. Therefore, the Proposed Share Buy-Back will improve the EPS of LICB which in turn, is expected to have a positive impact on the market price of LICB.

The Purchased Shares may be held as treasury shares and resold on Bursa Securities at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up capital of the Company. Should any treasury shares be distributed as share dividends, it will serve to reward the shareholders of the Company.

The Proposed Share Buy-Back is not expected to have any potential material disadvantage to the Company and its shareholders, and it will be exercised only after due consideration of the financial resources of the LICB Group, and of the resultant impact on the shareholders of the Company. The Board, in exercising any decision to buy-back any LICB Shares, will be mindful of the interests of the Company and its shareholders.

5. PURCHASES OF LICB SHARES MADE DURING THE FINANCIAL YEAR ENDED 30 JUNE 2009

The Company had not purchased any LICB Shares during the FYE 30 June 2009. At present, the Company does not hold any treasury shares.

6. EFFECTS OF THE PROPOSED SHARE BUY-BACK

6.1 Share Capital

The effect of the Proposed Share Buy-Back on the share capital of LICB will depend on whether the Purchased Shares are cancelled or retained as treasury shares.

The effect of the Proposed Share Buy-Back on the issued and paid-up capital of the Company as at 20 October 2009 assuming that the maximum number of the LICB Shares (of up to 10% of the issued and paid-up capital) authorised under the Proposed Share Buy-Back Authority are purchased and cancelled, is as set out below:

	No. of LICB Shares	RM
Existing as at 20 October 2009	713,199,265	713,199,265
Assuming LICB Shares purchased are cancelled	(71,319,926)	(71,319,926)
	641,879,339	641,879,339

However, the Proposed Share Buy-Back will have no effect on the issued and paid-up capital of LICB assuming all Purchased Shares are to be retained as treasury shares, resold or distributed as share dividends to shareholders.

6.2 NA and Working Capital

The effect of the Proposed Share Buy-Back on the NA of the LICB Group will depend on the purchase prices of the LICB Shares, the effective funding cost to the LICB Group to finance the share buy-back, if any, or any loss in interest income to the Group, and whether the Purchased Shares are cancelled, retained as treasury shares, resold on Bursa Securities or distributed as share dividends to shareholders.

If all Purchased Shares are cancelled, the Proposed Share Buy-Back will reduce the NA per LICB Share of the LICB Group when the purchase price per Purchased Share exceeds the NA per LICB Share at the relevant point in time, and vice versa.

The NA of the Group will decrease if the Purchased Shares are retained as treasury shares due to the requirement for treasury shares to be carried at cost and be offset against equity, resulting in a decrease in the NA of the Group by the cost of the treasury shares.

If the treasury shares are resold on Bursa Securities, the NA of the LICB Group will increase if the Company realises a gain from resale, and vice versa. If the treasury shares are distributed as share dividends, the NA of the LICB Group will decrease by the cost of the treasury shares.

The Proposed Share Buy-Back will reduce the working capital of the LICB Group, the quantum of which will depend on the purchase prices of the Purchased Shares and the quantity of the Purchased Shares.

However, the financial resources of the LICB Group may be restored upon the resale of the Purchased Shares that are held as treasury shares.

6.3 Earnings

The effect of the Proposed Share Buy-Back on the EPS of the LICB Group will depend on the purchase prices of the LICB Shares and the effective funding cost, if any, or any loss in interest income to the Group.

Assuming that the Purchased Shares are retained as treasury shares and resold, the effects on the earnings of the LICB Group will depend on the actual selling price, the number of treasury shares resold, and the effective gain or interest savings arising from the exercise.

If the Purchased Shares are cancelled, the Proposed Share Buy-Back will increase the EPS of the LICB Group provided that the income foregone and interest expenses incurred on the Purchased Shares is less than the EPS before the share buy-back.

6.4 Directors' and Major Shareholders' Shareholdings

Based on the Register of Directors' and Substantial Shareholders' Shareholdings as at 20 October 2009 and assuming that the Proposed Share Buy-Back is implemented in full (up to 10% of the issued and paid-up capital) and that the Purchased Shares are from shareholders other than the Directors and major shareholders of LICB, the effect of the Proposed Share Buy-Back Authority on the shareholdings of the existing Directors and major shareholders of LICB by virtue of Section 67A(3C) of the Act are set out below:

	As at 20 October 2009				After Proposed Share Buy-Back			
	Direct Interest		Indirect Interest		Direct Interest		Indirect Interest	
Name	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%
Directors								
Datuk Cheng Yong Kim	2,594,789	0.36	300,015,455[(a)]	42.07	2,594,789	0.40	300,015,455[(a)]*	46.74
Dato' Kamaruddin @ Abas bin Nordin	68,800	0.01	[(b)]	-	68,800	0.01	[(b)]*	-
Cheng Yong Liang	47,880	0.01	-	-	47,880	0.01	-	-
Major Shareholders								
Datuk Cheng Yong Kim	2,594,789	0.36	299,892,433[(c)]	42.05	2,594,789*	0.40	299,892,433[(c)]*	46.72
Tan Sri Cheng Heng Jem	-	-	336,832,615[(d)]	47.23	-	-	336,832,615[(d)]*	52.48
Lion Realty	-	-	299,812,045[(e)]	42.04	-	-	299,812,045[(e)]*	46.71
LDP	225,257	0.03	299,586,788[(f)]	42.01	225,257*	0.04	299,586,788[(f)]*	46.67
Horizon	122,290	0.02	292,139,625[(g)]	40.96	122,290*	0.02	292,139,625[(g)]*	45.51
LCB	180,576,909	25.32	111,562,716[(h)]	15.64	180,576,909*	28.13	111,562,716[(h)]*	17.38
LDHB	36,720,000	5.15	292,139,625[(g)]	40.96	36,720,000*	5.72	292,139,625[(g)]*	45.51
Megasteel	102,000,000	14.30	-	-	102,000,000*	15.89	-	-
Limpahjaya	-	-	102,000,000[(i)]	14.30	-	-	102,000,000[(i)]*	15.89
Excel Step	-	-	292,139,625[(g)]	40.96	-	-	292,139,625[(g)]*	45.51
Teraju Varia	-	-	292,139,625[(g)]	40.96	-	-	292,139,625[(g)]*	45.51

Notes:

(a) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, Sin Seng, LCB, PMB Jaya, LCE, BSSB and Megasteel and Section 134(12) of the Act held by his spouse, Datin Ng Seok Kuan. In addition, 700,000 Options.

(b) 71,200 Options.

(c) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, Sin Seng, LCB, PMB Jaya, LCE, BSSB and Megasteel. In addition, 700,000 Options.

(d) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, Sin Seng, Trillionvest, LCB, PMB Jaya, LCE, BSSB, Megasteel and LDHB.

(e) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LDP, LCB, PMB Jaya, LCE, BSSB and Megasteel.

(f) Deemed interested by virtue of Section 6A of the Act held via Amanvest, Horizon, LHSB, Tirta, LMgmt, LCB, PMB Jaya, LCE, BSSB and Megasteel.

(g) Deemed interested by virtue of Section 6A of the Act held via LCB, PMB Jaya, LCE, BSSB and Megasteel.

(h) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya, LCE, BSSB and Megasteel.

(i) Deemed interested by virtue of Section 6A of the Act held via Megasteel.

* The number of shares remain unchanged. However, the percentage of shareholdings is increased proportionately.

Save as disclosed above, none of the other Directors has any interest, direct and/or indirect, in the shares in the Company.

6.5 Dividends

It is the intention of the Board to recommend dividends to allow shareholders to participate in the profits of the Company whilst maintaining adequate reserves for the future growth of the Group.

Future dividends may be waived if:

(i) the Group is in a loss position for the relevant financial period; or

(ii) the Group has insufficient cashflows to meet any dividend payment.

Assuming the Proposed Share Buy-Back is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of each LICB Share as a result of the reduction in the issued and paid-up capital of the Company.

LICB had declared and paid a first and final dividend of 1%, less 25% tax, amounting to RM5.3 million in respect of the FYE 30 June 2008.

At the forthcoming AGM, a first and final dividend in respect of the FYE 30 June 2009 of 1%, less 25% tax, amounting to a dividend payable of approximately RM5.3 million will be proposed for shareholders' approval.

7. IMPLICATION OF THE CODE

If as a result of the Proposed Share Buy-Back, (i) a shareholder who holds less than 33% of the voting shares of LICB has inadvertently increased his shareholding to more than 33%; or (ii) a major shareholder who holds more than 33% but less than 50% of the voting shares of LICB has inadvertently increased his shareholdings by 2% within a six(6)-month period, the said shareholder will be obliged under Part II of the Code to make a Mandatory General Offer ("MGO") for the remaining LICB Shares not held by him. Notwithstanding the above, the said shareholder is allowed to make an application to the SC for a waiver from implementing an MGO under Practice Note 2.9.10 of the Code.

It is not the intention of the Company to cause any shareholder to trigger an obligation to undertake an MGO under the Code and the Company will be mindful of the above implications of the Code in making any purchase of its own shares under the Proposed Share Buy-Back Authority.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the inadvertent proportionate increase in the percentage shareholdings and/or voting rights of the shareholdings as a consequence of the Proposed Share Buy-Back Authority, none of the Directors and major shareholders of the Company or persons connected to them has any interest, direct and/or indirect, in the Proposed Share Buy-Back or resale of treasury shares.

9. DIRECTORS' RECOMMENDATION

The Board, having considered all aspects of the Proposed Share Buy-Back, is of the opinion that the Proposed Share Buy-Back is in the best interest of the Company and accordingly, recommend that shareholders vote in favour of the ordinary resolution pertaining to the Proposed Share Buy-Back to be tabled at the Seventy-Ninth AGM.

10. AGM

The Seventy-Ninth AGM, as convened by the Notice incorporated in the 2009 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 24 November 2009 at 2.30 pm.

This Statement is dated 2 November 2009.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who individually and collectively accept full responsibility for the accuracy of the information given herein and confirm that, after making all reasonable enquiries to the best of their knowledge and belief, there are no other material facts, the omission of which would make any statement herein misleading.

2. MATERIAL CONTRACTS

Neither LICB nor any of its subsidiaries (excluding LFIB and its subsidiaries) has entered into any material contracts within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business.

(a) Conditional Sale and Purchase Agreement dated 30 November 2007 entered into between Amsteel Mills Sdn Bhd (a subsidiary of Lion Industries Corporation Berhad) and Gama Harta Sdn Bhd and Jadeford International Limited (as amended by letters dated 30 May 2008, 8 August 2008 and 18 September 2008), for the disposal by Amsteel Mills Sdn Bhd to Gama Harta Sdn Bhd and Jadeford International Limited of the zero-coupon redeemable secured Class B and Class C Ringgit Malaysia denominated Bonds issued by Silverstone Corporation Berhad with an aggregate nominal value of approximately RM117.63 million and 6,699,994 redeemable cumulative convertible preference shares of RM0.01 each issued at a premium of RM0.99 each by Silverstone Corporation Berhad respectively, for an aggregate cash consideration of up to approximately RM51.15 million as at the date of the agreement.

(b) Conditional Sale and Purchase Agreement dated 19 December 2007 entered into between Lion Industries Corporation Berhad, Narajaya Sdn Bhd and CPB Enterprise Sdn Bhd, for the disposal by Lion Industries Corporation Berhad to CPB Enterprise Sdn Bhd of part of a leasehold land known as Melaka Technology Park held under master title no. PN20575, Lot No. 4926 (formerly H.S.(D) 34924, Lot P.T. No. 3852), Mukim of Cheng, District of Melaka Tengah, State of Melaka measuring approximately 19.82 acres in area together with three (3) factory units having a combined gross floor area of about 38,846.48 square metres erected thereon for a cash consideration of RM29,400,000.00.

(c) Sale and Purchase Agreement dated 19 December 2007 entered into between Lion Industries Corporation Berhad, Narajaya Sdn Bhd and Urban Resources Sdn Bhd, for the disposal by Lion Industries Corporation Berhad to Urban Resources Sdn Bhd of part of a leasehold land known as Melaka Technology Park held under master title no. PN 20575, Lot No.4926 (formerly H.S.(D) 34924, Lot P.T. No.3852), Mukim of Cheng, District of Melaka Tengah, State of Melaka measuring approximately 20.43 acres in area for a cash consideration of RM5,300,000.00.

(d) Supplemental letter dated 8 August 2008 from Gama Harta Sdn Bhd and Jadeford International Limited and accepted by Amsteel Mills Sdn Bhd (a subsidiary of Lion Industries Corporation Berhad), wherein the parties agreed to vary the terms and conditions of the conditional Sale and Purchase Agreement dated 30 November 2007 entered into by them (as amended by letters dated 30 May 2008, 8 August 2008 and 18 September 2008) ("AMSB Agreement") where, *inter alia*, Amsteel Mills Sdn Bhd agreed not to sell and Jadeford International Limited agreed not to acquire the redeemable cumulative convertible preference shares of RM0.01 each issued at a premium of RM0.99 each by Silverstone Corporation Berhad ("AMSB RCCPS"), as a result of which the consideration under the AMSB Agreement is adjusted to exclude the consideration for the AMSB RCCPS of approximately RM335,000, and Jadeford International Limited ceased to be a party to the AMSB Agreement.

3. MATERIAL LITIGATION, CLAIM AND ARBITRATION

Neither LICB nor any of its subsidiaries (excluding LFIB and its subsidiaries) is engaged in any material litigation, claims or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of LICB and/or its subsidiaries and the Directors have no knowledge of any proceedings pending or threatened against LICB and/or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of LICB and/or its subsidiaries.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the Seventy-Ninth AGM:

(i) Memorandum and Articles of Association of the Company;

(ii) Audited consolidated financial statements of the Company for the past two financial years ended 30 June 2008 and 2009; and

(iii) Material contracts referred to in Section 2 of this Appendix.

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur